MANUALLY SIGNED

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

03016918

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Jefferson Bancshares, Inc.
Exact Name of Registrant as Specified in Charter

0001222915
Registrant CIK Number

Exhibit 99.1 to the Form S-1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(give period of report)

333-103961
SEC File Number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Morristown, State of Tennessee, on March 21, 2003.

JEFFERSON BANCSHARES, INC.

By: /s/ Anderson L. Smith
Anderson L. Smith
President, Chief Executive Officer
and Director

00221352.WPD

CONVERSION APPRAISAL REPORT
IN CONJUNCTION WITH
SECOND STEP CONVERSION

JEFFERSON BANCSHARES, INC.

PROPOSED HOLDING COMPANY FOR
JEFFERSON FEDERAL BANK
Morristown, Tennessee

Dated As Of:
March 7, 2003

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

March 7, 2003

Board of Directors
Jefferson Bancshares, M.H.C.
Jefferson Federal Savings and Loan Association
120 Evans Avenue
Morristown, Tennessee 37814

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock to be issued by Jefferson Bancshares, Inc, Morristown, Tennessee ("Jefferson Bancshares" or the "Company") in connection with the mutual-to-stock conversion of Jefferson Bancshares, M.H.C. (the "MHC"). In conjunction with the conversion transaction discussed herein, Jefferson Federal Savings and Loan Association, Morristown, Tennessee will change its name to Jefferson Federal Bank, and will hereinafter be referenced to as "Jefferson Federal" or the "Bank".

The MHC currently has a majority ownership interest in, and its principal asset consists of Jefferson Federal. In this regard, the MHC owns 1,875,500 shares of the Bank's common stock outstanding, or 17.36%, with the remaining 325,500 shares, or 82.64%, owned by public shareholders. It is our understanding that Jefferson Bancshares will offer its stock, representing the majority ownership interest of Jefferson Federal, to depositors of the Bank, the Bank's ESOP, borrowers of the Bank, directors officers and employees, current stockholders of Jefferson Federal, members of the local community, and the public at large (the Subscription and Community offerings).

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof.

Plan of Conversion

On March 4, 2003, the Board of Directors of the MHC adopted the plan of conversion pursuant to which the MHC will convert from the partially public mutual holding company form of ownership to the fully public stock holding company structure (the "conversion" or the "second step conversion). As a result of the conversion and offering, the MHC will be merged into the Bank and the MHC will cease to exist. As part of the conversion, Jefferson Bancshares will sell shares of common stock in an offering that will represent the ownership interest in Jefferson Federal currently owned by the MHC. As of March 7, 2003, the MHC's ownership interest in Jefferson Bancshares approximated 82.64%. Jefferson Bancshares will also issue shares of its common stock to the public stockholders of Jefferson Bancshares pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Jefferson Bancshares common stock as owned immediately prior to the conversion, but before the issuance of shares to the charitable foundation as noted below.

Concurrent with the Reorganization, Jefferson Bancshares will form a charitable foundation called the Jefferson Federal Charitable Foundation ("Foundation"). The Foundation will be funded with 375,000 shares of conversion stock with a value of $3.75 million based on an issue price of $10.00 per share and $250,000 of cash.

RP Financial, LC.

RP Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal and assisting the Bank and Jefferson Bancshares in the preparation of the post-conversion business plan, we are independent of Jefferson Bancshares, the Bank, the MHC and the other parties engaged by the Bank or Jefferson Bancshares to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of Jefferson Bancshares, the Bank and the MHC, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of Jefferson Bancshares, the Bank and the MHC, that has included a review of audited financial information for fiscal years ended June 30, 1998 through 2002 and interim financial results through December 31, 2002, a review of various unaudited information and internal financial reports through December 31, 2002, and due diligence related discussions with the Bank's management; Craine Thompson & Jones, the Bank's independent auditor; Muldoon Murphy & Faucette LLP, the Bank's conversion counsel; and Keefe, Bruyette & Woods, Inc., the marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Jefferson Federal operates and have assessed Jefferson Federal's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Jefferson Federal and the industry as a whole. We have analyzed the potential effects of the stock conversion on Jefferson Bancshares' operating characteristics and financial performance as they relate to the pro forma market value of Jefferson Bancshares. We have analyzed the assets held by the MHC, which will be consolidated with Jefferson Federal's assets and equity pursuant to the completion of the conversion. We have reviewed the overall conditions in Jefferson Federal's primary market area as set forth in demographic, economic and competitive information prepared by CACI, SNL Securities and other third party private and governmental sources. We have compared Jefferson Bancshares' financial performance and condition with selected publicly-traded thrifts in accordance with the OTS valuation guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Jefferson Federal's representation that the information contained in the regulatory applications and additional information furnished to us by Jefferson Federal and their respective independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Jefferson Federal, or their respective independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Jefferson Federal. The valuation considers Jefferson Federal only as a going concern and should not be considered as an indication of Jefferson Federal's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Jefferson Bancshares and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Jefferson Bancshares' stock alone. It is our understanding that there are no current plans for selling control of Jefferson Bancshares following completion of the second step stock offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Jefferson Bancshares' common stock, immediately upon completion of the second step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of March 7, 2003, the estimated aggregate pro forma valuation of the shares to be issued in the conversion of the MHC, including: (1) newly-issued shares representing the MHC's ownership interest in Jefferson Bancshares, (2) exchange shares to be issued to existing public shareholders of Jefferson Bancshares, and (3) shares issued to the Jefferson Federal Foundation was $64,250,000 at the midpoint, equal to 6,425,000 shares at a per share value of $10.00. Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC and the shares issued to the Jefferson Federal Charitable Foundation, the midpoint of the offering range was $50,000,000, equal to 5,000,000 shares at $10.00 per share. The resulting offering range includes a minimum value of $42,500,000, equal to 4,250,000 shares at $10.00 per share (85.0% of the midpoint) and a maximum value of $57,500,000, equal to 5,750,000 shares at $10.00 per share (115.0% of the midpoint). In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $66,125,000, equal to 6,612,500 shares at $10.00 per share, without requiring a resolicitation.

Establishment of the Exchange Ratio

OTS regulations provide that, in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of the fully converted company. The Board of Directors of the MHC has independently established a formula to determine the exchange ratio, based on an offering price of $10.00 per share. The exchange ratio preserves the current aggregate percentage ownership in Jefferson Bancshares equal to 82.64% as of March 7, 2003. Accordingly, the exchange ratio to be received by the existing minority shareholders will be determined at the end of the offering, based on the total number of shares sold in the Subscription and Community offerings. Based upon the valuation conclusion and offering range concluded herein, the indicated exchange ratio is 2.7419 shares, 3.2258 shares, 3.7097 shares and 4.2661 shares of newly issued shares of Jefferson Bancshares stock for each share of stock held by the public shareholders at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Jefferson Bancshares shares for the shares held by the public stockholders or on the proposed exchange ratio.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market, and reflects only a valuation range as of this date for the pro forma market value of Jefferson Bancshares immediately upon issuance of the stock.

RP Financial's valuation was determined based on the financial condition, operations and shares outstanding of Jefferson Federal as of December 31, 2002 date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public stockholders of Jefferson Bancshares and the exchange of the public shares for newly issued shares of Jefferson Bancshares common stock as a full public company was determined independently by the Boards of Directors of the MHC and the Bank. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Jefferson Bancshares, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Jefferson Bancshares' stock offering.

Respectfully submitted,
RP FINANCIAL, LC.

Ronald S. Riggins
President and Managing Director

James P. Hennessey
Senior Vice President

TABLE OF CONTENTS
JEFFERSON BANCSHARES, INC.
Morristown, Tennessee

TABLE OF CONTENTS
JEFFERSON BANCSHARES, INC.
Morristown, Tennessee
(continued)

LIST OF TABLES
JEFFERSON BANCSHARES, INC.
Morristown, Tennessee

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Jefferson Federal Savings and Loan Association of Morristown is a federally-chartered savings and loan association which conducts operations through its main office and two drive-through office facilities, in Morristown, Tennessee. The Bank's northeast Tennessee market is centered in Hamblen County, located approximately 40 miles to the northeast of Knoxville. In conjunction with the stock conversion, Jefferson Federal will change its name to Jefferson Federal Bank ("Jefferson Federal" or the "Bank").

The Bank was organized in 1963. The Bank is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits insured up to the regulatory maximums by the Federal Deposit Insurance Corporation ("FDIC") under the Savings Association Insurance Fund ("SAIF"). The Bank's primary regulator is the Office of Thrift Supervision ("OTS"). As of December 31, 2002, the Bank maintained $260.4 million in assets, $223.0 million in deposits and $34.9 million in equity, or 13.4% of assets. The Bank's audited financial statements are included by reference as Exhibit I-1. The Bank reorganized into the mutual holding company ("MHC") structure in May 1994 and sold a minority interest of its common stock to the public at that time. The MHC, as of December 31, 2002, owned an 82.64% ownership interest in Jefferson Federal.

Plan of Conversion

Jefferson Federal has 1,875,500 shares of common stock issued and outstanding. The MHC owns 1,550,000 shares, and the remaining 325,000 shares are held by the public, or 82.64% and 17.36%, respectively. In conjunction with the Plan of Conversion, Jefferson Bancshares, Inc. ("Jefferson Bancshares"), a Tennessee stock chartered holding company, will own 100% of the shares of the Bank following the conversion and reorganization. In the reorganization, the Company will publicly issue the MHC's 82.64% ownership interest to members and the public through concurrent Subscription and Community offerings (the "Offering"). The current publicly-held shares of Jefferson Federal will be exchanged for shares of Jefferson Bancshares. The proceeds of the Subscription and Community offerings will be retained as capital by Jefferson Federal and Jefferson Banchsares. Following the second step conversion, the MHC will cease to exist and 100% of the shares will be owned by public shareholders.

Jefferson Bancshares will retain up to 50% of the net second step offering proceeds, and the balance will be downstreamed to the Bank. The net proceeds at Jefferson Bancshares and the Bank will initially be invested into short-term investments (Jefferson Bancshares may deposit a substantial portion of its funds with the Bank) pending longer-term deployment. Further details of the stock conversion are set forth in the Bank's conversion application, plan of conversion, notice and information statement and holding company application.

The Bank is pursuing the second step conversion based on several sound business and competitive reasons, including: to increase the capital level to support further expansion, improve its overall competitive position in the local market area, enhance profitability and reduce interest rate risk. The additional equity capital raised in the conversion will provide a larger capital cushion for continued growth and diversification in the regional area. Also, the higher level of capital will enable the Bank to actively pursue larger loan relationships with an increased loans-to-one borrower limitations. The Bank anticipates expanding its branch network through de novo branching within the primary market area. The increased capital should facilitate the ability of the Bank to pursue further diversification of products and services as well as support recent diversification efforts, particularly in the area of the development of high quality commercial relationships.

The conversion to a full stock company structure enhances the Bank's ability to pursue acquisitions of other financial institutions (there are no current plans). The conversion will increase the public ownership, which is expected to improve the liquidity of the common stock. The conversion will enhance the Bank's ability to attract and retain qualified management through stock based compensation plans. Also, the Bank will increase its local philanthropic endeavors through funding the Jefferson Federal Charitable Foundation (the "Foundation"), as described more fully below.

The Foundation will be a private charitable foundation established in connection with the conversion. The Foundation will be funded with 400,000 newly issued shares of common stock of the Company, equal to $4 million with the form of funding to be $3.75 million of conversion stock and $250,000 of cash, which will be dilutive to pro forma book value and earnings per share. The Foundation will make grants and donations to non-profit and community groups and projects within the Bank's primary market area. The Foundation's common stock ownership of Jefferson Bancshares will enable the local community served to share in the anticipated growth and the profitability over the long term through dividends and price appreciation. The Foundation is expected to generate favorable publicity regarding the Company, thereby strengthening the community banking franchise.

Management believes that the stock offering will support Jefferson Federal's efforts to broaden its product line and pursue long term growth. The near-term deployment of the net offering proceeds is as follows:

> Jefferson Bancshares, Inc. Jefferson Bancshares is expected to retain up to 50% of the net conversion proceeds. Funds retained by Jefferson Bancshares, net of the loan to the ESOP, are expected to be invested initially into short- and intermediate-term maturities; a substantial portion of the proceeds may be placed on deposit with the Bank. Over time, Bank funds are anticipated to be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.
>
> The Bank. The remainder of the net conversion proceeds will be infused into the Bank. The increase in the Bank's capital will be diminished by the contra-equity amount to be borrowed by the ESOP to fund the 8% stock purchase. The net cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) are anticipated to become part of general operating funds, and are expected to initially (1) be invested in short-term investments, and (2) to fund loan commitments or loans in the pipeline.

Overall, it is the Bank's objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Jefferson Federal's operations. The Bank has acknowledged that it will operate with excess capital in the near term, operating with a below market return on equity, until such time as the new capital can be leveraged in a safe and sound manner over a reasonable period of time.

Strategic Overview

Throughout much of its corporate history, Jefferson Federal's strategic focus has been that of a community oriented financial institution with a primary focus on meeting the borrowing, savings and other financial needs of the community in northeast Tennessee. In this regard, Jefferson Federal has historically pursued a portfolio residential lending strategy typical, with a moderate level of diversification into construction lending, commercial real estate lending and some secondary market loan sales. The Bank has historically sought to serve the local community by offering relatively flexible loan terms and underwriting standards in comparison to the local competition, differentiating itself from the competition primarily consisting of local or regional commercial banks. A historical lending niche for the Bank has been the origination of subprime loans in the regional area, which recently exceeded more than one-fourth of total loans but has since declined to 17.2%. Further decline in subprime loans is expected as the lending focus has shifted under new management. The subprime loans have been a large contributor to the Bank's higher delinquency and foreclosure rates in the residential and consumer loan portfolios.

In recent years, the Bank has emphasized originating adjustable rate mortgage ("ARM") loans secured by single family residential properties. In this regard, the Bank's comparatively rural market, where many residents possess low income to moderate income levels, has historically presented lending opportunities for the Bank. In this regard, Jefferson Federal has been successful at originating ARMs at premium rates (current rates offered range between 6.00% and 8.75%) and with floor rates. Given the decline in interest rates over the last several years, many portfolio loans are at their contractual lower limit and, in effect, have become fixed rate loans in the prevailing interest rate environment. In order to limit interest rate risk, the Bank's fixed rate mortgage loan offerings have a maximum maturity of 15 years.

The Bank's past success in originating residential ARMs with premium and floor rates, without the inducement of a teaser rate, is attributable to several key factors. First, the Bank has offered ARMs without discount points and with relatively small origination fees, generally approximating $200 per loan. Low origination and closing costs enhanced the attractiveness of the Bank's ARMs to low- to moderate-income borrowers. Also, as a portfolio lender, the time required to issue a commitment and to close a loan was shortened relative to many competitors, leading to strong referrals to the Bank from local realtors. Overall, this lending strategy was an important factor in providing the strong loan portfolio yields for Jefferson Federal today.

Similarly, the Bank has historically served a similar market niche in commercial and multi-family mortgage lending and consumer lending. Specifically, the Bank has historically been more flexible with respect to its underwriting standards than much of the local competition.

While the foregoing lending strategy has facilitated asset growth and higher yields, the Bank's earnings levels were relatively flat through the fiscal 1997 to 2002, owing in part to the relatively high level of non-performing assets ("NPAs") and loan chargeoffs during this period. Asset quality problems have been exacerbated by weak economic conditions in Jefferson Federal's markets in recent periods.

Jefferson Federal's lending strategy and operations significantly shifted as a result of the October 2001 employment of a new Chief Executive Officer, Anderson L. Smith, who has approximately 30 years of regional banking and lending experience. The Bank has significantly restructured its policies and procedures, specifically tightening loan underwriting standards with the objective of reducing the level of NPAs as well as the overall level of credit risk exposure. Additionally, management has increased intensified efforts to reduce the level of NPAs through improved collections efforts. In the future, management will also be seeking to expand the portfolio of commercial loans to capitalize on the current CEO's commercial lending experience and contacts.

Jefferson Federal has funded operations primarily with retail deposits and capital, and borrowed funds have been relatively limited. While the Bank has maintained deposit rates above the market average historically, the Bank has recently reduced its rates relative to the competition with the objective of reducing funding costs as loan volume slowed due to high refinancing activity and tightened underwriting standards.

Balance Sheet Trends

Growth Trends

Over the last five years, Jefferson Federal has realized moderate balance sheet growth through the existing branch office network (see Table 1.1). Total assets increased 6.7% annually from $194.3 million at the end of fiscal 1998 to $260.4 million as of December 31, 2002. The Bank's total asset growth has varied from year to year, and declined during the last six months due to a decline in loans (reflecting high refinancing activity and the Bank's shift in lending focus) and a decline in deposits (as management reduced its competitive pricing given the build-up of liquidity). The Bank's earnings power has diminished over this period as loan growth has lagged asset growth, resulting in a pronounced increase in lower yielding cash and investments. While the loan portfolio has increased at a 3.5% annual pace over this period, the recent shift in lending strategy and high refinancing led to a decline in total loans. As a result, loans decreased from 82.1% of assets in fiscal 1998 to 71.6% as of December 31, 2002. The Bank anticipates that loan growth will resume as refinancing activity slows and as the revised lending emphasis under new management gains momentum.

Jefferson Federal's balance sheet is funded through a combination of deposits, borrowings and retained earnings. Deposits have always comprised the majority of funding liabilities, and have increased at an annual rate of 6.2% since 1998. Borrowings have been at comparatively modest levels and totaled only $2.0 million as of December 31, 2002.

Equity has increased at a 9.2% annual rate since the end of fiscal 1998, primarily reflecting retained earnings. The equity/assets ratio has increased since fiscal 1998 as asset growth outstripped the rate of equity growth and, as of December 31, 2002, the equity/assets ratio approximated 13.42%. The Bank's equity consisted entirely of tangible equity as of December 31, 2002.

Loans Receivable

Loans receivable totaled $186.4 million, or 71.6% of total assets, as of December 31, 2002, and 1-4 family mortgage loans comprised the largest segment of the loan portfolio, equal to 47.4% of total loans. The residential mortgage loan portfolio consists primarily of ARM loans

Table 1.1
Jefferson Federal Bank
Historical Balance Sheets

	For the Fiscal Year Ended June 30, 1998		1999		2000		2001		2002		As of December 31, 2002		Compounded Annual Growth Rate
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Pct (%)
Total Amount of:													
Assets	$194,298	100.00%	$220,075	100.00%	$230,589	100.00%	$254,464	100.00%	$267,340	100.00%	$260,443	100.00%	6.73%
Loans Receivable (net)	159,532	82.11%	167,984	76.33%	170,172	73.80%	181,191	71.20%	190,032	71.08%	186,351	71.55%	3.51%
Cash and Cash Equivalents	4,923	2.53%	4,212	1.91%	4,519	1.96%	8,905	3.50%	6,983	2.61%	15,707	6.03%	29.41%
Investment Securities - HTM	2,150	1.11%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	-100.00%
Investment Securities - AFS	19,388	9.98%	38,404	17.45%	46,054	19.97%	54,151	21.28%	60,215	22.52%	47,955	18.41%	22.29%
FHLB Stock	1,113	0.57%	1,194	0.54%	1,282	0.56%	1,379	0.54%	1,455	0.54%	1,489	0.57%	6.68%
Deposits	170,355	87.68%	194,339	88.31%	199,141	86.36%	222,061	87.27%	231,849	86.72%	223,038	85.64%	6.17%
Borrowed Funds	0	0.00%	0	0.00%	4,000	1.73%	2,000	0.79%	2,000	0.75%	2,000	0.77%	N.A.
Total Equity	23,489	12.09%	25,205	11.45%	26,936	11.68%	29,892	11.75%	32,901	12.31%	34,940	13.42%	9.23%
Equity/Assets		12.09%		11.45%		11.68%		11.75%		12.31%		13.42%	
Loans/Deposits		93.65%		86.44%		85.45%		81.60%		81.96%		83.55%	
IEA/IBL (Average)		1.13		1.13		1.12		1.13		1.13		1.14	
Non-Performing Assets/Assets		2.06%		2.55%		1.91%		1.54%		1.16%		1.62%	
Allow. for Loan Losses as a % of Loans		1.00%		1.14%		1.15%		1.17%		1.37%		1.40%	
Number of Full Service Offices		1		1		1		1		1		1	
Drive-Through Facilities		2		2		2		2		2		2	

Source: Jefferson Federal's audited and unaudited financial statements.

and shorter term fixed rate loans. Overall, mortgage loans (including 1-4 family, multi-family, commercial, and construction) comprise 90.4% of total loans. The balance of the loan portfolio is comprised of a mixture of consumer installment loans, including loans secured by automobiles, mobile homes and deposits.

Investment and Mortgage Backed Securities

As of December 31, 2002, cash and cash equivalents totaled $15.7 million, equal to 6.0% of assets. Investment securities, primarily designated available for sale ("AFS"), totaled $48.0 million, equal to 18.4% of assets. The majority of the Bank's investments consist primarily of U.S. agency securities and mortgage-backed securities ("MBS"). The Bank anticipates initially reinvesting the net conversion proceeds into investments with shorter maturities, pending longer-term deployment into other investments and loans.

Funding Structure

Retail deposits have consistently met the substantial portion of balance sheet funding. Since fiscal year-end 1998, deposits have grown at a 6.2% annual rate. During the most recent six months, given the build-up of cash and equivalents and declining yields on investments, management reduced deposit rates in order to reduce funding costs, which led to deposit withdrawals and a 3.8% decline in total deposits. The largest proportion of deposits is in certificates of deposit ("CDs"), at 75.3% of total deposits at December 31, 2002. The proportion of CDs to total deposits has declined from 83.1% at fiscal year end 2000, as NOW, passbook and money market accounts reflect a growing portion of the deposit base, reflecting national trends as CD rates have been relatively low so depositors have increased their funds in more liquid accounts.

Jefferson Federal has utilized FHLB borrowings in the recent past on a limited basis. As of December 31, 2002, borrowed funds consisted solely of FHLB advances and totaled $2.0 million.

Equity

Retained earnings and a favorable interest rate environment (which led to positive valuation adjustments on the AFS investment portfolio) supported annual equity growth of 9.2%

since fiscal 1998. The Bank's equity growth reflects the payment of cash dividends to minority shareholders, as the MHC waived its right to receive a dividend. Unrealized gains and losses in the AFS investment portfolio, net of taxes, are reflected as an adjustment to stockholder's equity. As shown below, the AFS adjustment has increased in the last couple of years, due to declining interest rates and the Bank's limited sale of investments, but the overall impact has been limited.

	AFS Adjustment Amount ($000)	AFS Adjustment as % of Total Equity (%)
At June 30, 2001	$49	1.64%
At June 30, 2002	$537	1.63%
At December 31, 2002	$906	2.59%

The Bank maintained capital surpluses relative to all of its regulatory capital requirements at December 31, 2002, qualifying as a "well capitalized" institution. The addition of conversion proceeds will serve to further strengthen Jefferson Federal's capital position. The equity growth is expected to slow on a post-conversion basis as the equity increases, reinvestment yields are anticipated to fall below portfolio yields and as dividends will be paid on all shares.

Income and Expense Trends

Table 1.2 shows Bank's historical income statements for the fiscal years ended June 30, 1998 to 2002, and for the 12 months ended December 31, 2002. Jefferson Federal's net income ranged from a low of $2.2 million, equal to 0.90% of average assets, to a high of $3.3 million, equal to 1.23% of average assets for the 12 months ended December 31, 2002. During the last five fiscal years, earnings ranged from $2.2 to $2.4 million, before surging during the last 12 months. Thus, until the last 12 months, the Bank's profitability ratio steadily declined as total assets continued to grow. The profitability ratio for the most recent 12 months spiked due to the unique convergence of declining interest rates, strategy shifts and portfolio composition during this period. The principal factor leading to the strengthened earnings levels for the most recent 12 months was a declining interest rate environment and management's decision to reduce its

Table 1.2
Jefferson Federal Bank
Historical Income Statements

	For the Fiscal Year Ended June 30,										For the Twelve Months Ended December 31, 2002	
	1998		1999		2000		2001		2002			
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$15,102	8.30%	$16,535	7.91%	$17,646	7.78%	$19,254	7.92%	$19,380	7.27%	$18,429	6.94%
Interest Expense	(8,517)	-4.68%	(9,427)	-4.51%	(10,058)	-4.43%	(11,740)	-4.83%	(10,267)	-3.85%	(7,897)	-2.97%
Net Interest Income	$6,585	3.62%	$7,108	3.40%	$7,588	3.34%	$7,514	3.09%	$9,113	3.42%	$10,532	3.96%
Provision for Loan Losses	(700)	-0.38%	(764)	-0.37%	(1,270)	-0.56%	(960)	-0.39%	(1,221)	-0.46%	(1,288)	-0.48%
Net Interest Income after Provisions	$5,885	3.23%	$6,344	3.04%	$6,318	2.78%	$6,554	2.70%	$7,892	2.96%	$9,244	3.48%
Other Operating Income	739	0.41%	734	0.35%	888	0.39%	877	0.36%	976	0.37%	967	0.36%
Operating Expense	(3,094)	-1.70%	(3,314)	-1.59%	(3,732)	-1.64%	(3,993)	-1.64%	(5,069)	-1.90%	(5,237)	-1.97%
Net Operating Income	$3,530	1.94%	$3,764	1.80%	$3,474	1.53%	$3,438	1.41%	$3,799	1.43%	$4,974	1.87%
Non-Operating Items												
Gain on the Sale of Fixed Assets	$116	0.06%	$0	0.00%	$9	0.00%	$0	0.00%	$0	0.00%	$0	0.00%
Gain on the Sale of Foreclosed Real Estate	23	0.01%	26	0.01%	325	0.14%	33	0.01%	45	0.02%	117	0.04%
Gain on the Sale of Investment Securities	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	65	0.02%
Total Non-Operating Income/(Expense)	$139	0.08%	$26	0.01%	$334	0.15%	$33	0.01%	$45	0.02%	$182	0.07%
Net Income Before Tax	$3,669	2.02%	$3,790	1.81%	$3,808	1.68%	$3,471	1.43%	$3,844	1.44%	$5,156	1.94%
Income Taxes	(1,357)	-0.75%	(1,387)	-0.66%	(1,425)	-0.63%	(1,283)	-0.53%	(1,418)	-0.53%	(1,893)	-0.71%
Net Income Before Change in Acct. Principle	$2,312	1.27%	$2,403	1.15%	$2,383	1.05%	$2,188	0.90%	$2,426	0.91%	$3,263	1.23%
Cumulative Effect of Change in Acct. Principle	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Net Income	$2,312	1.27%	$2,403	1.15%	$2,383	1.05%	$2,188	0.90%	$2,426	0.91%	$3,263	1.23%
Estimated Core Net Income												
Net Income (Before Cum. Effect of Acct. Change)	$2,312	1.27%	$2,403	1.15%	$2,383	1.05%	$2,188	0.90%	$2,426	0.91%	$3,263	1.23%
Addback(Deduct): Non-Recurring (Inc)/Exp	(139)	-0.08%	(26)	-0.01%	(334)	-0.15%	(33)	-0.01%	(45)	-0.02%	(182)	-0.07%
Tax Effect (1)	51	0.03%	10	0.00%	124	0.05%	12	0.01%	17	0.01%	67	0.03%
Estimated Core Net Income	$2,224	1.22%	$2,387	1.14%	$2,173	0.96%	$2,167	0.89%	$2,398	0.90%	$3,148	1.18%
Memo:												
Expense Coverage Ratio (2)	212.83%		214.48%		203.32%		188.18%		179.78%		201.11%	
Efficiency Ratio (3)	42.24%		42.26%		44.03%		47.59%		50.24%		45.54%	
Effective Tax Rate	36.99%		36.60%		37.42%		36.96%		36.89%		36.71%	
Return on Average Equity	10.28%		9.77%		9.19%		7.60%		7.68%		9.85%	

(1) Reflects an estimated 37 percent effective tax rate for each period.
(2) Net interest income divided by operating expenses.
(3) Operating expenses as a percent of the sum of net interest income and other operating income (excludes provisions and non-operating income).

Source: Jefferson Federal's audited and unaudited financial statements.

deposit pricing versus the competition, which caused the Bank's cost of funds to decline more rapidly than the yield on interest-earning assets. Despite the concentration in ARMs and the increased liquidity, asset yields declined slowly due in part to the five year repricing periods on ARMs, reaching the floor rates on many ARMs and the lesser ability of its lower income borrowers to refinance their loans during the low rate environment in recent months. Additionally, the preponderance of loans to low-to-moderate income borrowers which have relatively small loan balances also tend to refinance at lower rates given the costs involved in a refinancing transaction. Thus, Jefferson Federal's most recent earnings have benefited from rather unique circumstances. Going forward, earnings are expected to be under pressure, particularly if interest rate rise as the floor rates on ARMs are above current market rates and as yields on new originations under the new lending focus will be well below portfolio yields. The components of profitability are explored below.

Net Interest Income

Jefferson Federal's net interest income has increased over the last five fiscal years, primarily reflecting balance sheet growth. The ratio of net interest income to average assets declined from fiscal 1998 to fiscal 2001, largely as a result of spread compression as short-term interest rates increased and the yield curve flattened, particularly in fiscal 2001. The net interest income ratio compression is evidenced by the net interest spread decline from 2.92% in fiscal 2000 to 2.56% in fiscal 2001. During fiscal 2002 and the most recent 12 months, the numerous interest rate reductions by the Federal Reserve Board ("FRB") coupled with the adoption of a more conservative deposit pricing strategy led the Bank's cost of funds to decline more rapidly than the yield on interest-earning assets. The yield on interest-earning assets has been supported by several characteristics of the Bank's loan portfolio which limit the changes in yields in response to changing interest rates and the increased liquidity including: (1) the majority of the Bank's adjustable rate loans are indexed to the National Average Contract Rate for the Purchase of Previously Occupied Homes by Combined Lenders, which is a lagging market index; and (2) Jefferson Federal's loan portfolio includes many ARM loans with floor rates. Given the reduction in interest rates over the last several years, many portfolio loans are at their contractual lower limit and, in effect, have become fixed rate loans in the prevailing interest rate environment. Further, since a number of these loans were subprime loans to cover income borrowers, the borrower appears to have a lower propensity to refinance in a current low interest rate environment.

Thus, notwithstanding the de minimis increase in total assets over the most recent periods, net interest income increased since fiscal 2001 as the Bank's interest rate spread increased from 2.56% in fiscal 2001, to 3.02% in fiscal 2002 and 3.79% during the six months ended December 31, 2002. Details regarding Bank's yields, costs and spreads are included as Exhibit I-4.

As noted earlier, asset yields are expected to come under pressure as the lending strategy has shifted, the proportion of higher yielding subprime loans are declining and new loan originations are at market rates that are substantially lower than portfolio yields. The reinvestment of the offering proceeds should increase net interest income, although the initial reinvestment yields are expected to depress asset yields and the net interest income ratio.

Loan Loss Provisions

Loan loss provisions have been relatively high by industry standards as the Bank's past lending philosophy has historically reflected a willingness to accept a relatively higher level of credit risk exposure (including subprime loans) if such loans could provide sufficient yields and other favorable terms, i.e., adjustable rate or shorter terms. As a result, loan loss provisions were inflated due to the relatively high level of loan delinquencies, foreclosures and chargeoffs, particularly given the weakness in the economy. Specifically, loan loss provisions totaled $700,000 in fiscal 1998, equal to 0.38% of assets, and have increased to equal $1.3 million, equal to 0.48% of average assets for the 12 months ended December 31, 2002.

However, as previously discussed, Jefferson Federal has recently restructured the loan underwriting policies and procedures with the objective of improving asset quality and the overall risk profile. Going forward, management of Bank intends to continue to evaluate the adequacy of the level of general valuation allowances ("GVAs") on a regular basis, establishing additional loan loss provisions in accordance with Bank's asset classification and loss reserve policies. In this regard, management believes that the level of loan loss provisions may continue to trend higher over the near term given the current focus on aggressive collections and the higher level of personal and commercial bankruptcies in the market owing to the prevailing weak economic environment.

Other Operating Income

Other operating income has shown an upward trend since fiscal 1998, increasing from $799,000 to $967,000 for the 12 months ended December 31, 2002, primarily reflecting general growth, fees on loans and deposits and late charges on loans. The other operating income ratio remains moderate in comparison to industry averages, due in part to competitive conditions prevailing locally and historically limited revenue diversification. More recently, the Bank's operations have become more diversified and management has indicated that it will be seeking to expand non-interest income by expanding fee generating commercial loan and deposit relationships. The Bank may also evaluate offering non-traditional products and services in the future with the objective of increasing fee income. However, growth in the level of non-interest operating income is expected to be gradual.

Operating Expenses

After several years of emphasizing operating expense containment, Jefferson Federal's operating expenses experienced a sharp increase with the strategy shift under the new CEO. Overall compensation expense increased by $0.7 million to $2.5 million for the 12 months ended December 31, 2002, reflecting the employment of the new CEO and additional staffing, in part due to more aggressive loan collection. Real estate owned ("REO") expense has grown in recent periods, particularly as the Bank has accelerated collections and been less willing to accommodate chronically delinquent borrowers. Accordingly REO expense increased by $263,000 for the 12 months ended December 31, 2002, relative to the level reported in fiscal 2001. As a result, since fiscal 1998, operating expenses have increased from $3.1 million, or 1.70% of average assets, to $5.2 million, or 1.97% of average assets, for the 12 months ended December 31, 2002. The Bank's operating expenses are expected to continue to increase given the expansion and diversification plans and the incremental costs of additional stock-related benefit plans in conjunction with the second step conversion. Continued growth and reinvestment of the conversion proceeds should increase revenues sufficiently to offset the anticipated expense increase.

Non-Operating Items

Non-operating income and expenses have had a relatively modest impact on earnings in recent years, and have primarily consisted of gains on the sale of fixed assets, REO, and investment securities. During fiscal 2001 and 2002, small net non-operating gains from the sale of REO equaled $33,000 and $45,000, respectively. For the 12 months ended December 31, 2002, non-operating income totaled $182,000, equal to 0.07% of average assets, comprised of gains on the sale of REO and investment securities.

Taxes

The Bank is in a fully taxable position with regard to federal and state corporate income taxes and, as a result, the Bank's tax rate has ranged from a low of 36.6% to a high of 37.42% equaled 37.7% for the 12 months ended December 31, 2002.

Efficiency Ratio

Jefferson Federal's efficiency ratio increased from 1998 to fiscal 2002 largely due to (1) the increase in operating expenses and (2) limited increases in a concurrent net interest income. Specifically, the efficiency ratio increased from 42.2% in fiscal 1998 to 50.2% for fiscal 2002. The efficiency ratio improved in the most recent 12 months, diminishing to 45.5% for the 12 months ended December 31, 2002, reflecting the benefits of the declining interest rate environment despite the rise in operating expenses.

Return on Equity

The Bank's return on average equity steadily declined from 10.28% in fiscal 1998 to 7.68% in fiscal 2002 as equity grew while earnings remained relatively stable. The return on equity increased sharply to 9.85% in the most recent 12 months as the Bank's earnings increased due to the unique convergence of declining interest rates, strategy shifts and portfolio composition. The Bank's return on equity will decline sharply on a post-conversion basis as the pro forma equity will increase substantially while the reinvestment of proceeds will be at a lower market rate than current portfolio yields.

Interest Rate Risk Management

The primary aspects of the Bank's interest rate risk management include::

- Maintaining a lending focus on adjustable rate residential mortgage loans with repricing frequencies of up to five years;
- Limiting new fixed rate residential mortgage loan originations to maturities of 15 years or less;
- Maintaining a diversified loan portfolio which includes loans secured by commercial real estate and multi-family properties as well as non-mortgage loans which carry short terms to maturity and/or variable interest rates;
- Improving asset quality with the objective of increasing the ratio of interest-earning assets to interest-bearing liabilities;
- Maintaining a moderate balance of cash or short-term investments with relatively short-to-intermediate terms and designating all investments in the current rate environment as AFS; and
- Maintaining strong capital, which provides a favorable level of interest-earning assets relative to interest-bearing liabilities.

These strategies have generally served to increase the sensitivity of Bank's assets to changes in interest rates and lengthen the duration of liabilities. The Board of Directors on an on-going basis assesses the Bank's interest rate risk by examining factors such as asset/liability repricing, investments, capital and liquidity. Jefferson Federal primarily utilizes interest rate risk reports prepared by OTS on a quarterly basis to review the level of interest rate risk. As of December 31, 2002, Jefferson Federal's expected change in net portfolio value ("NPV") under a 200 basis point increase in interest rates was a negative 120 basis points and the post-shock NPV ratio equaled 14.49%. Moreover, the Bank's interest rate risk exposure is projected to be further reduced following the completion of the second step conversion and reinvestment of the net conversion proceeds into interest-earning assets.

Overall, the data suggests Bank's earnings would be negatively impacted by rising interest rates, although Bank has been somewhat successful in reducing its exposure to interest rate risk. At the same time, there are numerous limitations inherent in such analyses, such as the credit risk of Bank's adjustable rate loans in a rising interest rate environment. In this regard, there are two characteristics of the asset portfolio have provided Jefferson Federal with substantial spread benefits in the declining interest rate environment as follows: (1) many of the Bank's ARM loans reached their contractual floor levels; and (2) most of the Bank's ARM loans are repriced based on a lagging market index. Of course in a higher or rising interest rate environment, these same factors may likely result in lower earnings levels, notwithstanding the fact that the majority of Jefferson Federal's assets are short term or variable rate.

Lending Activities and Strategy

The Bank originates permanent first mortgage loans for portfolio and, as such, focuses its origination efforts on ARMs and shorter term fixed rate loans (generally with maturities of no more than 15 years). At December 31, 2002, 1-4 family residential mortgage loans (including home equity loans and lines of credit), represented the single largest component of the loan portfolio totaling $90.9 million, or 47.4% of loans receivable (see Exhibit I-6). Generally, all loans are originated by the Bank by in-house lending officers and are underwritten and processed in-house.

Residential ARMs primarily consist of a one-year ARMs indexed to the National Average Contract Rate for the Purchase of Previously Occupied Homes by Combined Lenders as published by the Federal Housing Finance Board, with an annual repricing cap of 2.0%, and an interest rate ceiling which is generally 5.0% above the initial rate. Typically, the rate on residential ARMs originated by Jefferson Federal is fixed for the first five years of the loan and adjust annually thereafter.

The Bank's continued ability to originate high yielding ARM loans has been an important factor contributing to the strong net interest margin and net earnings levels. In this regard, the Bank has been effective in marketing ARM loans to low-to-moderate income borrowers by maintaining low fees and eliminating origination points, and by providing timely loan processing and approval of loan applications. The Bank generally originates ARMs without the inducement of a teaser rate, which further supports ARM yields.

To a much lesser extent, Jefferson Federal also makes fixed rate residential mortgage loans. However, the maturity of such loans is generally limited to a maximum of 15 years so as to limit interest rate risk. The Bank is a portfolio lender and loan sales have not been a significant factor in Jefferson's operations historically.

As a complement to the 1-4 family permanent mortgage lending activities, Jefferson Federal also offers home equity loans in the form of a variable rate lines of credit ("HELOCs"). The Bank offered this product commencing in fiscal 2002, and as a result, the outstanding balance remains modest ($799,000, equal to 0.4% of total loans).

Commercial real estate and multi-family loans totaled $44.1 million (23.0% of loans) and $12.6 million (6.5% of loans), respectively. Commercial real estate and multi-family loans originated by Jefferson Federal are extended up to a loan-to-value ("LTV") ratio of 80% and carry adjustable rates with amortization periods generally ranging from 10 to 25 years. The Bank uses the same ARM repricing index for multi-family and commercial real estate loans as for 1-4 family loans, although a higher repricing margin is generally applied to the commercial real estate and multi-family loans. Commercial real estate and multi-family loans originated by the Bank are collateralized by local properties, consisting primarily of small office buildings, family-type business establishments and apartment buildings. The Bank's commercial real estate and multi-family loan portfolio has exhibited relatively strong growth in recent years, and has grown proportionally to total loans. As of December 31, 2002, the largest commercial real estate or multi-family loan in the Bank's portfolio had a principal balance of $4.3 million, in comparison to the current loans to one borrower regulatory limit of $5.5 million. Given the competition for mortgage financing in the secondary market, commercial real estate lending provides the Bank with an opportunity to replace some of the residential mortgage business being refinanced in the secondary market with these larger projects.

Construction and land loans comprised the balance of the Bank's mortgage loan portfolio, amounting to $8.5 million and $16.6 million, respectively, at December 31, 2002. Construction loans offered are generally for the construction of pre-sold homes, which typically convert into permanent loans at the end of the construction period. The Bank requires an 85% LTV ratio for construction loans on owner occupied homes. To a more limited extent, the Bank will lend to builders for "spec" homes or for commercial construction, but in such cases the Bank requires a LTV ratio of 80% or less. At present, Jefferson lends to approximately 3 or 4 builders who construct spec homes.

The balance of the Bank's loan portfolio consisted of non-mortgage loans, which totaled $18.4 million, or 9.6% of gross loans receivable at December 31, 2002. Loans collateralized by automobiles and commercial business loans were the largest components of the non-mortgage portfolio. The balance of the non-mortgage loan portfolio is secured by recreational vehicles and boats, debt consolidation loans and personal unsecured debt and other similar types of consumer installment credit. The Bank also markets education loans as "Team Lender" through the Educational Funding of the South, Inc. ("EdSouth"), whereby EdSouth funds the loan and pays a marketing fee to Jefferson Federal for the loan referral. All non-mortgage loans funded by Jefferson Federal, including auto loans, are underwritten and originated directly by the Bank. The Bank expects to continue to originate non-mortgage loans in order to present a broad line of products to customers although the lending emphasis will remain fixed on real estate based mortgage lending.

Subprime Lending

The Bank's lending activities described in the foregoing section include subprime loans. The Bank uses Beacon credit scores to predict the likelihood that an existing borrower or potential customer will become a serious credit risk. Beacon credit scores range from 400 to 850. Jefferson Federal has defined subprime loans to be those loans made to borrowers with a Beacon credit score of less than 600. Subprime loans are particularly susceptible to delinquencies and losses, and have been an important factor in the Bank's relatively high rate of loan delinquency and loan losses in relation to industry averages.

The Bank has recently adopted more stringent loan underwriting standards with the objective of reducing the level of NPAs and loan losses and overall risk exposure. Accordingly, the origination of subprime loans has diminished since fiscal 2000. Specifically, subprime loans have decreased from $45.5 million, equal to 25.9% of total loans at June 30, 2000, to $33.0 million, equal to 17.2% of total loans at December 31, 2002. The majority of the Bank's subprime loans are mortgage loans at $31.6 million. Notwithstanding the recent reduction, subprime loans represent an area of heightened credit risk exposure, particularly in the current weakened economic environment.

Exhibit I-9, which shows Bank's loan originations/purchases, repayments and sales over the past three fiscal years, highlighting the residential mortgage lending emphasis. In this regard, mortgage loan originations totaled $62.4 million, equal to 79.4% of total loan originations in fiscal 2002, and $18.5 million, equal to 72.1% of loan originations for the six months ended December 31, 2002.

Loan originations and purchases have fluctuated based primarily on market factors including the interest rate environment. For the fiscal 2000, 2001 and 2002, total loan originations equaled $77.8 million, $82.7 million and $78.6 million, respectively. For the six months ended December 31, 2002, loan originations and purchases equaled $25.7 million. Loan volume has diminished during the six months ended December 31, 2002 (annualized basis) as a result of the shift in the lending strategy, the early stages of the commercial lending focus and the cautious approach to commercial lending in the current weakened economic environment.

Asset Quality

The Bank has traditionally been relatively flexible in its underwriting relative to the local competition, which provided Jefferson Federal with a market niche where it could generate loans with relatively high yields and short terms to maturity and/or adjustable rates. The Bank's prior lending strategy focused on the collateral value underlying a mortgage loan and thus was willing to engage in subprime lending in the local market. However, this strategy led to the Bank's relatively high rate of loan delinquencies, loan loss provisions and loan chargeoffs historically.

Specifically, as reflected in Exhibit I-10, the balance of NPAs diminished from a high of $5.6 million, equal to 2.55% of assets at the end of fiscal 1999, to a low of $3.1 million, equal to 1.16% of assets as of the end of fiscal 2002. As of December 31, 2002, non-performing loans totaled $2.4 million, or 0.91% of loans, while REO equaled $1.8 million. Total NPAs equaled $4.2 million as of December 31, 2002, which equaled 0.75% of assets. Many of the Bank's residential loans are non-conforming to secondary market standards, reducing the marketability of such loans, particularly the subprime loans.

As of December 31, 2002, Bank's loan loss reserves equaled $2.69 million, or 1.40% of the loan portfolio; the reserve coverage ratio as a percent of non-performing loans ("NPLs") was

113.1%. While loss reserves as a percent of loans outstanding and NPLs have been increasing in recent years, the reserve coverage diminished in the most recent six months as the balance of NPLs increased and chargeoffs were relatively high. The Bank reviews and classifies assets on a quarterly basis and establishes loan loss provisions based on the overall quality, size and composition of the loan portfolio, as well other factors such as historical loss experience, industry trends and local real estate market and economic conditions.

The Bank's market has a number of large manufacturing employers which are particularly susceptible to national economic trends. Management believes it is addressing the credit risk exposure in the loan portfolio by implementing more stringent loan underwriting standards and aggressively pursuing collections. However, any change in the overall risk profile of the loan portfolio is expected to be gradual.

The increased collection policies and weakened economic environment are evident in nearly doubling of REO during the most recent six months to nearly $1.8 million, or 0.68% of assets.

Funding Composition and Strategy

Deposits have consistently been Jefferson Federal's primary source of balance sheet funding. As of December 31, 2002, deposits totaled $223.0 million, which reflects 6.2% compounded annual growth since the end of fiscal 1998. As discussed previously, Jefferson Federal has historically been at the upper end of the competitive range in terms of its deposit pricing, but management has revamped the deposit pricing structure during the past year to remain competitive but more in line with the market averages. The shift in deposit pricing led to deposit withdrawals during the past six months and less deposit inflows.

CDs constituted the largest portion of the deposit base, in aggregate equal to 75.3% of total deposits as of December 31, 2002. Savings accounts comprised 6.0% of total deposits, while transaction accounts, consisting of checking, NOW and MMDAs, comprised the balance of deposits at 18.7%. The majority of customers have deposit balances of less than $100,000, and the balance of jumbo CDs, as of December 31, 2002, totaled $38.9 million, or 17.4% of total deposits. Typically, the Bank does not solicit brokered CDs and currently has none in portfolio.

Borrowings generally have been limited, as deposit growth has been adequate to meet the Bank's funding needs. As of December 31, 2002, the Bank's borrowings consisted of $2.0 million in advances from the FHLB of Cincinnati.

Subsidiary

Jefferson Federal currently has only one subsidiary, Jefferson Service Corporation of Morristown, Tennessee, Inc. ("JSC"), which owns stock of Intrieve, Inc., a computer service bureau which provides off-site on-line computer services to the Bank. The value of the Intrieve, Inc. stock was $15,000 as of December 31, 2002. In April 2002, JSC purchased a membership interest in Bankers Title of East Tennessee, LLC ("Bankers Title"), a title insurance company. Bankers Title provides title insurance on mortgage loans originated by the Bank and other financial institution members. In this regard, while all mortgage borrowers are required to obtain title insurance, they are not required to purchase such insurance from Bankers Title.

Legal Proceedings

Other than the routine legal proceedings that occur in the Bank's ordinary course of business, the Bank is not involved in litigation which is expected to have a material impact on the Bank's financial condition or operations.

II. MARKET AREA

Introduction

Jefferson Federal conducts operations out of its main office in Morristown, Tennessee (Hamblen County) which is situated approximately 40 miles to the northeast of Knoxville, Tennessee, in the northeastern section of the state. The Bank's market is within an area of fertile farmland, and has abundant recreation opportunities offered by nearby rivers, lakes and mountains. Hamblen County has approximately 59,000 residents and is also the home of over 120 industries of local, national, and international origin and one of Tennessee's leading community colleges. Local industries are supported by a good transportation system, including rail connections and two interstate highways – the main line of the Norfolk Southern Railroad between Chattanooga and Washington, D.C. runs through Morristown providing convenient access to both Atlantic and Gulf of Mexico ports. The location in the southeast U.S. also provides ready ground transportation to destinations within southeast, midwest and mid-atlantic regions of the country.

The economy of the Bank's market is primarily oriented to manufacturing and agriculture. In terms of the manufacturing sector, the local economy is focused on three product types as follows: (1) automotive and heavy equipment components; (2) plastics, paper and corrugated products; and (3) furniture. Also contributing to employment are transportation-related companies and wholesale distributors which result from the presence of local manufacturers and the areas central location between east coast, southern and midwestern markets.

Competition from other financial institutions operating in the area is significant and includes regionally-based financial institutions that compete directly with the Bank both in terms of deposits and lending. However, the Bank has remained highly competitive in the market which it serves by placing an emphasis on its local orientation (i.e., most of the commercial bank competitors are subsidiaries of larger institutions headquartered outside its market) and by providing its customers with quality and efficient service. Currently, the Bank does not compete with many regional bank competitors in terms of offering a broad array of financial services such as insurance and investment products. The long term transition of the Bank to a broader financial services orientation should enhance the ability to offer such products profitably while also improving Jefferson Federal's customer demographics.

Future growth opportunities for Jefferson Federal depend on the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Bank and the relative economic health of Jefferson Federal's market area. The growth potential and the stability provided by the market area have a direct bearing on the market value of the Bank, and will be factored into our valuation analysis accordingly.

Market Area Demographics

Table 2.1 presents information regarding the demographic and economic trends for the Bank's market area from 1990 to 2001 and projected through 2006. Data for the nation and the State of Tennessee is included for comparative purposes. The data reflects that the Bank operates in a relatively small market which is rural to semi-rural in character. Most recent population estimates as of the end of 2001 indicate that Hamblen County possessed a total population of approximately 59,000, which reflects 1.5% annual growth since 1990. The related demographic trends (projected through 2006) show Hamblen County continuing to expand at a moderate pace equal to 1.0% annually.

Examination of another characteristic of the Bank's market area, median household income and per capita income, revealed that per capita income levels in Jefferson Federal were somewhat below statewide averages (95% of the state average), reflecting, in part, the more rural character of the local market. Importantly, median household income growth rates for Hamblen County approximated the state average while per capita income growth rates exceeded the state average.

Table 2.1
Jefferson Federal Bank
Summary Demographic Information

	Year			Growth Rate	Growth Rate	
	1990	2001	2006	1990-2001 (%)	2001-2006 (%)	
Population(000)						
United States	248,710	285,412	302,195	1.3%	1.1%	
Tennessee	4,877	5,774	6,143	1.5%	1.2%	
Hamblen County	50	59	62	1.5%	1.0%	
Households(000)						
United States	91,947	107,079	113,737	1.4%	1.2%	
Tennessee	1,854	2,279	2,485	1.9%	1.7%	
Hamblen County	19	24	26	2.0%	1.6%	
Median Household Income($)						
United States	$29,199	$41,368	$46,878	3.2%	2.5%	
Tennessee	23,604	36,128	41,287	3.9%	2.7%	
Hamblen County	22,414	34,557	37,783	4.0%	1.8%	
Per Capita Income($)						
United States	$13,179	$21,033	N.A.	4.3%	N.M.	
Tennessee	11,096	18,949	N.A.	5.0%	N.M.	
Hamblen County	10,235	17,932	N.A.	5.2%	N.M.	
2001 Age Distribution(%)	0-14 Yrs.	15-24 Yrs.	25-44 Yrs.	45-64 Yrs.	65+ Yrs.	Median Age
United States	21.1%	14.0%	29.8%	22.6%	12.5%	35.6
Tennessee	20.3%	13.8%	29.7%	23.8%	12.4%	36.2
Hamblen County	19.2%	12.9%	29.1%	25.5%	13.3%	37.5
2001 HH Income Dist.(%)	Less Than $15,000	$15,000 to 24,999	$25,000 to $49,999	$50,000 to $99,999	$100,000 to $149,999	$150,000+
United States	16.3%	13.4%	29.1%	29.1%	7.8%	4.4%
Tennessee	19.5%	14.8%	30.7%	26.7%	5.4%	2.8%
Hamblen County	20.7%	15.5%	30.7%	26.5%	4.6%	1.9%

Source: ESRI

Local Economy

The City of Morristown aggressively seeks to attract new business and markets itself as a business-friendly jurisdiction. Expansion of a highly diversified industrial base is evidenced by two existing industrial parks (East Tennessee Valley Industrial District and Morristown Airport Industrial District) and the development of a third industrial park, East Tennessee Progress Center (900 acres located in South Hamblen County) which is now coming on line. The historical dominance of furniture and textiles has been supplemented with a broad base of other industries making the local economy less susceptible to downturns in the U.S. economy and providing higher income levels. Automotive and heavy equipment parts are produced in Morristown by Mahle, Inc., a manufacturer of precision pistons for gas and diesel engines. ArvinMetitor (formerly Rockwell International) has an on-road axle plant in Morristown, Toyota TRW Automotive manufactures pumps and hoses for power steering systems, BOS Automotive, Inc. is an original equipment manufacturer of interior trim components and seating for the industry is built by the Lear Corporation. Other companies which have located operations in Morristown include the Howmet Corporation, where jet turbine components are molded and MacDermid Graphic Arts, a producer of printing blankets. The furniture industry is represented through institutional/contract seating manufacturer Shelby Williams, upholstered furniture by the Berkline Corporation, bedroom furniture by Lea Industries, various foam products from Foamex International, Inc. and numerous second tier providers. Diversity in size, market and product creates a healthy base for the economy of Morristown and makes the community a vital part of the health of all of eastern Tennessee. Table 2.2 provides a sampling of the largest employers operating in its markets.

Table 2.2
Jefferson Federal Bank
Major Employers in Hamblen County

Company	2002 Employees	Product/Service
Berkline Corp.	1,590	Furniture/Veneer
MAHLE, Inc.	1,500	Aluminum Pistons
Shelby Williams	750	Contract Sewing
Lear Corp.	750	Auto Seat Frames
Koch Foods	690	Process Poultry
Toyota TRW Automotive	550	Pumps & Hoses

Sources: Hamblen County Chamber of Commerce; Tennessee Department of Economic and Community Development.

As shown in Table 2.3 below, the unemployment rates for Tennessee have compared favorably to the national rate as well as the rate in Hamblen County. In this regard, the average unemployment rate in Hamblen County has decreased from 2001 to 2002, but remained above the state average and slightly below the national average. Importantly, the slow economy in the Bank's market has been evidenced in other ways such as through diminished hours worked for hourly employees in the manufacturing sector which is the largest component of the local economy.

Table 2.3
Jefferson Federal Bank
Market Area Unemployment Trends

	December 2001 Unemployment	December 2002 Unemployment
United States	5.8%	6.0%
Tennessee	5.2%	4.9%
Hamblen County	6.2%(1)	5.6%(1)

(1) Reflects the annual average rate.
Source: Bureau of Labor Statistics.

Although eclipsed by manufacturing as Hamblen County's number one industry, agriculture is still an important component of the local economy. The county's 600+ farms average 78 acres with an average dollar value of land and building per farm of about $261,000. The most important cash crops of Hamblen County are soybeans, tobacco, wheat and corn. The raising of animals, including cattle and hogs, is the number one livestock activity followed by dairy farming and poultry breeding.

The Hamblen County school system currently has a combined enrollment of about 9,000 students in grades K-12, including special education. A comprehensive building program, including both construction and renovation, is greatly improving school facilities. A county-wide transportation system is available to all students. The system is governed by a seven-member board of education and an appointed Director of Schools. A vocational program within the system develops skills for post-school employment. A number of specific courses are offered that complement local industry. Post-secondary education is provided by Walters State Community College, a two-year facility serving over 4,000 East Tennessee students from surrounding counties. Modern facilities, a top faculty and administrators and a wide range of programs make Walters State a model for the community college system in Tennessee.

Market Area Deposit Characteristics/Competition

Table 2.4 displays deposit market trends and deposit market share, respectively, for commercial banks and savings institutions in the market area from June 2000 to June 2002. Deposit growth trends are important indicators of a market area's current and future prospect's for growth. The table indicates that overall deposit growth in Tennessee and Hamblen County was moderate for the period from June 30, 2000 to June 30, 2002, equaling 3.5% and 3.3% annually. The deposit data also indicates that while the state experienced a shift in deposits away from savings institutions and into commercial banks, Hamblen County experienced higher growth in thrift deposits, reflecting the success of Jefferson Federal's marketing efforts.

Table 2.4
Jefferson Federal Bank
Deposit Summary

	As of June 30,						
	2000			2002			Deposit Growth Rate 2000-2002 (%)
	Deposits	Market Share	# of Branches	Deposits	Market Share	# of Branches	
	(Dollars in Thousands)						
State of Tennessee	$ 72,159,190	100.0%	1,976	$ 77,308,143	100.0%	2,008	3.5%
Commercial Banks	68,437,892	94.8%	1,878	73,550,074	95.1%	1,917	3.7%
Savings Institutions	3,721,298	5.2%	98	3,758,069	4.9%	91	0.5%
Hamblen County	$ 693,808	100.0%	17	$ 739,684	100.0%	18	3.3%
Commercial Banks	494,667	71.3%	16	507,835	68.7%	17	1.3%
Savings Institutions	199,141	28.7%	1	231,849	31.3%	1	7.9%
Jefferson FS&LA	199,141	28.7%	1	231,849	31.3%	1	7.9%

Source: FDIC

Jefferson Federal holds the largest share of the Hamblen County deposit market, with approximately 31.0% of total deposits. As is evidenced in the data showing competitor deposits (see Table 2.5), the most significant competitors for the Bank consist of three large regional and superregional banks, including SunTrust, First Tennessee, and Union Planters, which have market shares ranging between 16.6% to 20.1% of the deposit market. The Bank plans to compete with these larger institutions over the long term by emphasizing its local roots, and providing a consistently high level of service. Additionally, to the extent possible, product offering will be expanded on a gradual basis so as to be more competitive as well.

Table 2.5
Jefferson Federal Bank
Competitor Analysis

Rank	Institution	Charter	Branches	Total Deposits	Market Share
1	Jefferson Bancshares M.H.C. (TN)	Thrift	3 (1)	$231,849	30.99%
2	SunTrust Banks Inc. (GA)	Bank	3	150,016	20.05
3	First Tennessee National Corp. (TN)	Bank	4	129,018	17.24
4	Union Planters Corp. (TN)	Bank	3	123,800	16.55
5	National Commerce Fin. Corp. (TN)	Bank	2	35,209	4.71
6	Andrew Johnson Bankshares, Inc. (TN)	Bank	1	33,447	4.47
7	Greene County Bancshares Inc. (TN)	Bank	2	32,459	4.34
8	NBN Corp. (TN)	Bank	2	12,368	1.65
	Totals		20	$748,166	100.00%

(1) Includes drive-throughs.

With regard to lending competition in the local market area, the Bank believes that the most significant competition from the same institutions providing deposit services, most of whom have placed an emphasis on real estate lending as a line of business, in addition to competition with other local and regional mortgage companies, independent mortgage brokers and credit unions in originating mortgage and non-mortgage loans. To remain competitive, Jefferson Federal focuses on providing commercial mortgage loans, commercial business loans, residential mortgage loans, consumer loans and retail and commercial deposit services to existing customers and the new customers attracted to the Bank.

* * * * * * * * * * * *

The conversion proceeds will enhance the Bank's competitiveness by providing increased operating flexibility, including de novo branching, expanded loans-to-one borrower limits which will enhance the ability to market to strong commercial accounts.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Jefferson Federal's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Jefferson Federal is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Jefferson Federal, key areas are examined to determine if the comparative differences warrant valuation adjustments. Such key areas examined include: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition and mutual holding companies since their pricing ratios may be subject to unusual distortion. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based savings institutions with comparable resources, strategies and financial characteristics. There are approximately 230 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics, however there will likely be a number of differences as well. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to the converting institution to account for the differences. Since Jefferson Federal will be a full stock public company upon completion of the offering, we considered only full stock public companies to be viable candidates for inclusion in the Peer Group (in other words, we exclude public institutions in mutual holding company form). From the universe of publicly-traded thrifts, we selected 10 institutions with characteristics similar to those of Jefferson Federal. In the selection process, we applied two "screens" to the universe of all public companies, subject to the exclusions noted above:

- Screen #1. Southeast institutions with total assets less than $500 million and equity-to-assets ratios of at least 12.0%. Six full stock companies met the criteria for Screen #1 and all were included in the Peer Group: Citizens South Banking, Dutchfork Bancshares, Inc., GS Financial Corp., Great Pee Dee Bancorp, Southern Banc Company and United Tennessee Bancshares.
- Screen #2. Midwest based institutions with assets between $100 million and $400 million in total assets and equity-to-assets ratios of at least 12.0%. Additionally, the Peer Group selection emphasized the selection of thrifts located in comparatively rural markets. Four seasoned full stock companies met the criteria for Screen #2 and all were included in the Peer Group: FFD Financial Corp., First BancTrust Corp, First Bancorp of Indiana, and Union Community Bancorp of Indiana.

Table 3.1 shows the general characteristics of each of the 10 Peer Group members. While there are expectedly some differences between the Peer Group companies and Jefferson Federal, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Jefferson Federal's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date. A summary description of the key characteristics of each of the Peer Group companies is detailed below.

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Table 3.1
Peer Group of Publicly-Traded Thrifts
March 14, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
CSBC	Citizens South Banking of NC	OTC	Southwest NC	Thrift	492	9	12-31	10/02	10.77	98
UCBC	Union Community Bancorp of IN	OTC	W.Central IN	Thrift	272 S	7	12-31	12/97	16.40	37
DFBS	Dutchfork Bancshares Inc of SC	OTC	Central SC	Thrift	224	3	09-30	07/00	29.76	37
GSLA	GS Financial Corp. of LA	OTC	New Orleans LA	Thrift	210	3	12-31	04/97	18.99	29
FBTC	First BancTrust Corp of IL	OTC	Eastcentral IL	Thrift	203	2	12-31	04/01	17.90	24
FBEI	First Bancorp of Indiana of IN	OTC	Evansville IN	Thrift	180	7	06-30	04/99	17.23	29
PEDE	Great Pee Dee Bancorp of SC	OTC	Northeast SC	Thrift	139	2	06-30	12/97	14.44	25
FFDF	FFD Financial Corp of Dover OH	OTC	Northeast OH	Thrift	133	2	06-30	04/96	13.39	16
SRN	Southern Banc Company of AL	AMEX	Northeast AL	Thrift	113	4	06-30	10/95	13.90	13
UTBI	United Tenn. Bancshares of TN	OTC	Eastern TN	Thrift	112	3	12-31	01/98	13.19	17

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Date of Last Update: 03/14/03

- **Citizens South Banking Corporation of NC.** Citizens South Banking Corp., the largest member of the Peer Group with $492 million in assets, operates through a total of nine offices in North Carolina. The balance sheet composition is relatively similar to the Peer Group, particularly with respect to the overall composition of assets with a similar loans/assets ratio. The assets are principally funded with deposits and equity, although borrowings comprise a modest portion of funding liabilities. Profitability levels are also relatively comparable to the Peer Group average. The loan portfolio reflects a moderate level of diversification into high risk-weight loans consistent with the Peer Group, while the asset quality ratios are relatively good and the coverage ratios are strong.

- **Union Community Bancorp of IN.** Union Community is a $272 million institution operating through seven offices located in west-central Indiana. Union Community reported a modestly higher ratio of loans and lower percentage of investments than the Peer Group. Union Community's funding ratio with deposits was consistent with the Peer Group average. Profitability was relatively strong, supported by a relatively high net interest margin and favorable operating expense ratio. Union Community operates with a relatively high level of single family residential assets, including permanent 1-4 family loans and MBS.

- **Dutchfork Bancshares, Inc. of SC.** Dutchfork Bancshares is a $224 million thrift operating in the northern portion of South Carolina through three offices. Dutchfork Bancshares maintains a high level of investments and mortgage-backed securities, while having a relatively low ratio of loans as a percent of assets. Dutchfork Bancshares has utilized borrowed funds to a greater extent than the average Peer Group member. ROA is slightly higher than the Peer Group average, notwithstanding its comparatively thin net interest margin, as the average tax rate was comparatively lower given the composition of interest-earning assets ("IEA").

- **GS Financial Corp. of LA.** GS Financial, with an asset base of $210 million, operates through three retail branches within the New Orleans metropolitan area. GS Financial maintains a high level of investments and borrowings, reflecting a wholesale leveraging strategy. Accordingly, GS Financial's loans/assets ratio falls well below the Peer Group average. Profitability is below the Peer Group average owing to a comparatively lower net interest margin, given the narrow spreads from its wholesale leveraging activities. Non-performing loans are higher than the Peer Group average while its reserve coverage ratio is lower, despite the relatively low loans/assets ratio.

- **First BancTrust Corp of IL.** First BancTrust has $203 million in assets and operates out of two offices in a relatively rural area of central Illinois.

The level of loans is comparatively moderate in comparison to the Peer Group average, offset by a higher ratio of investments. The funding structure is relatively similar to the Peer Group overall in terms of the mix of deposits and borrowings. Profitability levels are below the Peer Group average owing to the relatively high operating expense ratio. Loan portfolio diversification was comparatively greater, reflecting First BancTrust's emphasis on multi-family and commercial mortgage lending, as well as non-mortgage business lending.

- **First Bancorp of IN.** First Bancorp has $180 million in assets and operates out of seven offices in the Evansville, Indiana area. First Bancorp operates with a relatively high level of loans while operations are funded with a slightly higher level of borrowings and lower ratio of deposits in comparison to the Peer Group average. Profitability levels are below the Peer Group average ratios, largely as a result of First Bancorp's higher operating expense ratio. Loan portfolio diversification was comparatively greater than the Peer Group reflecting a high level ofnon-mortgage business lending. Asset quality ratios reflect relatively good asset quality and the coverage ratios are strong.

- **Great Pee Dee Bancorp of SC.** maintains $139 million in total assets and operates through a total of two branches in South Carolina. Great Pee Dee Bancorp reported a modestly higher ratio of loans and deposits in comparison to the Peer Group average. Great Pee Dee Bancorp operates with a relatively high level of single family residential assets including permanent 1-4 family loans. Profitability levels are above the Peer Group average owing to a relatively strong net interest margin supported by the comparatively higher ratio of loans. Asset quality figures were less favorable than the Peer Group average, both in terms of the level of NPAs overall and reserve coverage ratio.

- **FFD Financial Corp. of OH.** is a $133 million institution operating through two offices located in Ohio. FFD Financial reported a modestly higher ratio of loans and lower percentage of investments than the Peer Group while the ratio of deposits was also modestly above the Peer Group average. Profitability fell below the Peer Group average, primarily as a result of a relatively thin net interest margin. FFD Financial is primarily a mortgage lender, with 1-4 family mortgage and multi-family/commercial mortgages both exceeding the Peer Group average. NPAs exceeded the Peer Group average while reserve coverage fell below the Peer Group average.

- **Southern Banc Company of AL.** Southern Banc Company is a $113 million thrift operating in northeast Alabama through a total of four office facilities. Southern Banc Company maintains a high level of investments and borrowings, reflecting a wholesale leveraging strategy. The loan portfolio composition indicates a modest level of diversification as it is primarily a residential mortgage lender. Profitability is below the Peer Group average owing to a comparatively lower net interest margin, given the narrow spreads available in wholesale leveraging. Asset quality reflects a lower level of NPAs while reserve coverage falls within the range exhibited by the Peer Group average.

- **United Tennessee Bancshares, Inc.** United Tennessee has $112 million in assets and operates out of three offices in eastern Tennessee. United Tennessee operates with a relatively high level of loans while operations are principally funded with deposits and capital. Profitability levels are above the Peer Group average ratios, and was higher than any Peer Group company on an individual basis, supported by its strong net interest margin. Loan portfolio diversification was comparatively modest as United Tennessee is primarily a 1-4 family lender. Asset quality ratios are comparable to the Peer Group average and thus, reflect relatively favorable asset quality overall.

In the aggregate, as shown in the table below, the Peer Group companies maintain a much higher level of capital than the industry average, generate similar profitability as a percent of average assets, and, as a result, earn a lower return on equity. Accordingly, as is typical for highly capitalized thrifts with moderate return on equity ratios, the Peer Group's average P/B ratio was steeply discounted to the average for all publicly-traded thrifts while the P/E ratio reflected a market premium. Often such pricing reflects the market's expectations that these highly capitalized thrifts will either leverage their equity through growth or will implement capital management strategies.

	All Publicly-Traded Savings Institutions	***Peer Group***
Financial Characteristics (Averages)		
Assets ($Mil)	$2,180	$208
Market Capitalization ($Mil)	$273	$33
Equity/Assets (%)	10.59%	15.76%
Core Return on Assets (%)	0.79%	0.81%
Core Return on Equity (%)	7.64%	5.26%
Pricing Ratios (Averages)(1)		
Core Price/Earnings (x)	15.91x	20.32x
Price/Book (%)	132.07%	95.16%
Price/Assets (%)	13.71%	14.97%

(1) Based on market prices as of March 7, 2003.

While there are many financial similarities between Jefferson Federal and the Peer Group companies, there are a number of differences that lead to valuation adjustments in the next section.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Jefferson Federal (pre-conversion basis) and the Peer Group. Jefferson Federal's equity ratio of 13.4% falls modestly below the Peer Group's average net worth ratio of 15.8%; however, with the addition of stock proceeds, the pro forma equity position will exceed the Peer Group's ratio. The Peer Group's equity incorporated a modest level of intangible assets, equal to 0.6% of assets, which reduced tangible equity to 15.2% on average. Conversely, Jefferson Federal's equity consisted entirely of tangible capital. Both the Bank's and the Peer Group's capital ratios reflected capital surpluses over the regulatory capital requirements, with the Bank expected to have greater capital surpluses on a post-offering basis. The pro forma increase in Jefferson Federal's equity will serve to enhance future earnings potential that may be realized through leverage and lower funding costs and future growth. However, at the same time, the Bank's higher pro forma equity position will likely result in a decline in return on equity.

Jefferson Federal's asset composition reflects a higher concentration of loans, as loans comprised 71.6% of assets versus an average of 59.5% of assets for the Peer Group. Comparatively, the ratio of cash, investments, and MBS for Jefferson Federal was lower than for the Peer Group (25.0% of assets versus 36.5% for the Peer Group). This balance sheet composition provides the Bank with an earnings power advantage over the Peer Group which is then enhanced by comparatively higher yields. Overall, Jefferson Federal's IEA amounted to 96.6% of assets, which was higher than the comparative Peer Group ratio of 96.0%. The Bank's advantage reflects its lower ratio of fixed assets and no intangible assets relative to the Peer Group. On a pro forma basis, the Bank's asset yields can be expected to decline as the proceeds are initially invested in marketable securities at market rates below portfolio but the IEA ratio should increase.

The Bank's deposits equaled 85.6% of assets, which was above the Peer Group average of 70.5%, as borrowings were utilized to a substantially lesser degree by Jefferson Federal, at

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(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of December 31, 2002

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Jefferson Federal Bank																				
December 31, 2002	6.0	19.0	71.6	85.6	0.8	0.0	13.4	0.0	13.4	0.0	-1.83	-2.32	-1.67	-3.68	0.00	11.62	11.62	13.01	13.01	22.38
All Public Companies	5.9	23.3	66.7	67.3	20.1	0.1	10.5	0.6	9.9	0.0	7.84	15.49	5.14	8.86	3.34	4.59	4.23	9.31	9.12	16.81
State of TN	4.8	22.6	70.3	83.9	0.0	0.0	14.3	0.8	13.5	0.0	7.63	11.11	5.64	6.32	NM	13.05	14.54	11.28	11.28	22.70
Comparable Group Average	7.8	28.7	59.5	70.5	12.8	0.0	15.8	0.6	15.2	0.0	4.67	12.71	8.27	10.50	-2.66	3.61	3.02	12.80	12.80	22.61
Mid-West Companies	8.5	15.4	71.6	71.1	13.8	0.0	14.3	0.6	13.8	0.0	0.01	-6.73	25.87	2.57	-7.20	3.31	1.28	14.22	14.22	23.01
South-East Companies	7.4	37.6	51.4	70.2	12.1	0.0	16.7	0.6	16.1	0.0	7.01	24.38	-3.47	14.46	0.06	3.86	4.42	12.33	12.33	22.48
Comparable Group																				
Mid-West Companies																				
FFDF FFD Financial Corp of Dover OH	10.0	5.5	82.1	76.4	10.5	0.0	12.6	0.0	12.6	0.0	-1.78	1.76	-3.25	9.67	-45.47	2.14	2.14	NM	NM	NM
FBTC First BancTrust Corp of IL	5.2	37.7	52.2	72.7	13.1	0.0	13.5	0.0	13.5	0.0	3.41	4.04	4.47	4.26	3.86	-1.49	-1.49	NM	NM	NM
FBEI First Bancorp of Indiana of IN	9.3	16.3	67.4	65.1	16.6	0.0	17.1	1.2	15.9	0.0	-1.62	-25.98	10.18	-6.21	20.00	-2.19	-1.89	14.22	14.22	23.01
UCBC Union Community Bancorp of IN(1)	9.4	2.0	84.7	70.1	15.1	0.0	14.1	1.0	13.1	0.0	NM	NM	92.09	NM	NM	14.75	6.36	NM	NM	NM
South-East Companies																				
CSBC Citizens South Banking of NC	9.5	22.9	60.9	69.2	9.7	0.0	19.6	1.7	17.9	0.0	9.83	NM	-10.29	-3.61	13.12	NM	NM	11.92	11.92	19.69
DPBS Dutchfork Bancshares Inc of SC	8.7	59.4	26.8	68.9	15.6	0.0	14.9	0.0	14.9	0.0	-8.49	-8.66	-14.36	3.79	-41.67	1.91	1.91	NM	NM	NM
GSLA GS Financial Corp. of LA	6.4	54.4	37.3	51.0	31.6	0.0	16.4	0.0	16.4	0.0	11.42	24.14	-4.02	49.10	-16.24	-2.89	-2.89	13.79	13.79	25.05
PEDE Great Pee Dee Bancorp of SC	7.7	7.4	81.2	73.6	7.6	0.0	18.6	1.0	17.6	0.0	12.29	79.95	4.87	26.49	-38.24	1.27	2.43	NM	NM	NM
SRN Southern Banc Company of AL	7.1	59.2	31.9	74.5	8.1	0.0	16.6	0.0	16.5	0.0	9.36	15.33	-2.64	4.67	83.34	5.95	6.10	NM	NM	NM
UTBI United Tenn. Bancshares of TN(3)	4.8	22.6	70.3	83.9	0.0	0.0	14.3	0.8	13.5	0.0	7.63	11.11	5.64	6.32	NM	13.05	14.54	11.28	11.28	22.70

(1) Financial information is for the quarter ending September 30, 2002.
(3) Growth rates have been annualized from available financial information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

0.8% versus the Peer Group ratio of 12.8%. Total interest-bearing liabilities ("IBL") maintained by Jefferson Federal and the Peer Group, as a percent of assets, equaled 86.4% and 83.3%, respectively. On a pro forma basis, this relationship will be reversed in the Bank's favor.

A key measure of balance sheet strength is the IEA/IBL ratio. Presently, the Peer Group's IEA/IBL ratio maintains an advantage to Jefferson Federal's ratio, based on respective ratios of 115.3% and 111.8%. The additional capital realized from stock proceeds should reverse this relationship, providing the Bank with an additional earnings power advantage.

The growth rate section of Table 3.2 shows growth rates for key balance sheet items for the most recent 12 months. Jefferson Federal's assets declined by 1.8% over the last 12 months as compared to the 4.7% average growth of the Peer Group. Likewise, the Peer Group demonstrated loan growth funded by deposit growth, while the Bank experienced shrinkage in both categories. The Bank's shrinkage reflects its recent strategy and tightened underwriting standards while changing the focus of new originations. While the Bank's moderate historical growth rate is expected to resume, the potential growth rate under new management and with a shift in the lending strategy is accompanied with uncertainty.

The relatively strong equity growth for the Bank (11.6%) in comparison to the Peer Group (3.6%) is both the result of Jefferson Federal's higher profitability and lower capital ratio as well as the capital management strategies (primarily stock repurchases) implemented by the Peer Group companies. Also, while Jefferson Federal has paid a dividend on the publicly held shares, the MHC has waived its right to the dividends while the Peer Group, in contrast, paid dividends on all the outstanding shares. The increase in the Bank's equity realized from conversion proceeds, as well as the payment of dividends on all outstanding shares of common stock, will limit the post-conversion equity growth rate.

Income and Expense Components

For the most recent 12 months, Jefferson Federal's net income to average assets ratios equaled 1.23%, as compared to 0.93% for the Peer Group (see Table 3.3). Jefferson Federal's profitability ratios are more favorable than the Peer Group in the key areas of net interest income, non-interest income and operating expenses (all as a percent of average assets) as

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2002

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Jefferson Federal Bank																			
December 31, 2002	1.23	6.94	2.97	3.96	0.48	3.48	0.00	0.00	0.36	0.36	1.97	0.00	0.07	0.00	7.14	3.48	3.66	4,414	36.71
All Public Companies	0.91	6.12	2.95	3.17	0.20	2.97	0.05	0.00	0.50	0.55	2.39	0.03	0.19	0.00	6.33	3.34	2.99	4,594	34.36
State of TN	1.61	6.58	1.98	4.59	0.12	4.48	0.15	-0.01	0.21	0.36	2.30	0.07	0.04	0.00	6.72	2.35	4.37	3,990	35.68
Comparable Group Average	0.93	6.06	2.71	3.35	0.13	3.22	-0.03	0.00	0.42	0.38	2.37	0.05	0.18	0.00	6.30	3.25	3.05	4,367	31.78
Mid-West Companies	0.82	6.31	2.85	3.46	0.20	3.26	-0.13	0.00	0.50	0.36	2.62	0.02	0.24	0.00	6.59	3.39	3.21	3,494	32.33
South-East Companies	1.01	5.90	2.62	3.28	0.09	3.19	0.03	-0.01	0.37	0.40	2.20	0.07	0.14	0.00	6.10	3.16	2.94	4,658	31.42
Comparable Group																			
Mid-West Companies																			
FFDF FFD Financial Corp of Dover OH	0.66	5.33	2.45	2.89	0.11	2.77	0.00	0.00	0.17	0.17	2.31	0.00	0.38	0.00	5.44	2.81	2.64	4,298	34.29
FBTC First BancTrust Corp of IL	0.64	6.33	2.71	3.62	0.35	3.26	-0.53	0.02	1.17	0.66	3.33	0.00	0.35	0.00	6.68	3.16	3.52	NM	31.79
FBEI First Bancorp of Indiana of IN	0.73	6.18	2.84	3.33	0.30	3.03	0.00	0.00	0.52	0.52	2.92	0.03	0.42	0.00	6.60	3.48	3.12	2,690	28.99
UCBC Union Community Bancorp of IN(1)	1.24	7.39	3.38	4.00	0.05	3.96	0.00	-0.03	0.13	0.10	1.93	0.05	-0.18	0.00	7.65	4.10	3.55	NM	34.24
South-East Companies																			
CSBC Citizens South Banking of NC	0.97	5.30	2.19	3.11	0.05	3.06	0.00	-0.04	0.86	0.83	2.23	0.21	0.06	0.00	5.73	2.60	3.13	4,644	35.94
DFBS Dutchfork Bancshares Inc of SC	0.99	5.11	2.64	2.47	0.00	2.47	0.03	0.00	0.32	0.35	2.35	0.00	0.68	0.00	5.28	3.09	2.19	5,087	14.79
GSLA GS Financial Corp. of LA	0.60	6.28	3.44	2.85	0.02	2.82	0.02	0.00	0.02	0.04	2.12	0.00	0.01	0.00	6.42	4.24	2.18	5,251	21.26
PEDE Great Pee Dee Bancorp of SC	1.15	6.49	2.56	3.93	0.32	3.61	0.00	0.00	0.65	0.65	2.40	0.15	-0.13	0.00	6.74	3.18	3.55	4,955	43.97
SRN Southern Banc Company of AL	0.74	5.64	2.91	2.72	0.01	2.71	0.00	0.00	0.15	0.15	1.80	0.02	0.19	0.00	5.71	3.52	2.20	4,023	36.87
UTBI United Tenn. Bancshares of TN	1.61	6.58	1.98	4.59	0.12	4.48	0.15	-0.01	0.21	0.36	2.30	0.07	0.04	0.00	6.72	2.35	4.37	3,990	35.68

(1) Financial information is for the quarter ending September 30, 2002.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

described below. As will be more fully explained, the Bank's higher profitability is partially attributable to the unique convergence of interest rate declines, strategy shifts and portfolio composition. Thus, the Bank's earnings are expected to experience downward pressure in coming months before factoring in the benefits of the proceeds reinvestment. The one area where the Bank is at a significant disadvantage is with respect to loan loss provisions, which significantly exceed the Peer Group average given Jefferson Federal's higher credit risk profile.

One of the principal factors leading to the Bank's substantially strengthened earnings levels for the most recent 12 months was a declining interest rate environment and management's decision to reduce its deposit pricing posture versus the competition, which together caused the Bank's cost of funds to decline more rapidly than the yield on IEA. Other key factors leading to Jefferson Federal's comparatively higher yields include the relatively higher proportion of loans to assets and the higher proportion of higher risk-weight loans, including subprime loans. Additionally, the majority of the Bank's ARM loans are at their respective floor rates which have limited the downward adjustment in the asset portfolio in response to declining interest rates.

Jefferson Federal's stronger net interest income ratio relative to the Peer Group resulted primarily from maintaining a higher interest income ratio, which is partially offset by a comparatively higher interest expense ratio. Jefferson Federal's higher interest income ratio was supported by its higher IEA level (96.6% versus 96.0% for the Peer Group) as well as higher asset yields (7.14% versus 6.30% for the Peer Group). Jefferson Federal's higher interest expense ratio reflected both the higher IBL level (86.4% versus 83.3% for the Peer Group) and slightly higher cost of funds (3.48% versus 3.25% for the Peer Group), even though the Bank has recently reduced its pricing. Jefferson Federal and the Peer Group reported net interest income ratios of 3.96% and 3.35%, respectively. The Bank should continue to maintain an advantage on a pro forma basis, even though interest income is expected to face downward pressure.

Loan loss provisions were a much larger factor in the Bank's earnings than for the Peer Group, amounting to 0.48% and 0.13% of average assets, respectively. Jefferson Federal had higher loan losses, which substantially diminished its relative strength in the other areas of core earnings. As discussed in Section One, the Bank's higher loan loss provisions reflect the impact of prior underwriting, which included significant subprime lending. While the Bank has tightened its loan underwriting during the past year, loan delinquencies and NPAs remain relatively high. In the current recessionary economic environment, and given the Bank's aggressive efforts to collect on delinquent loans, loan loss provisions for the Bank are expected to remain high in the near term.

Notwithstanding the recent increases in the Bank's operating expense ratio, its ratio remains below the Peer Group average at 1.97% and 2.37%, respectively. The Bank's operating expenses have been trending upward over the last couple of years and will continue to further escalate as it continues to expand its commercial account relationships and branch network, while maintaining an intense effort to improve asset quality and collect on delinquent assets. Additionally, the implementation of the stock benefit plans in conjunction with the second step conversion will also increase the Bank's expenses.

Non-interest operating income is a comparable contributor to Jefferson Federal's earnings relative to the Peer Group, at 0.36% and 0.38%, respectively. Taking non-interest operating income into account, Jefferson Federal's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 45.6% was more favorable than the Peer Group's efficiency ratio of 63.5%. This advantage is expected to continue on a post-conversion basis, even with higher expenses and the interest income pressure.

Non-operating income of 0.07% for Jefferson Federal consisted primarily of gains on the sale of investments and foreclosed real estate. The Peer Group reported a modestly higher level on non-operating income, equal to 0.18% of assets, which were also largely comprised of gains on the sale of loans and investments. Such gains are subject to notable volatility due to fluctuations in market and other interest rates, and, thus are not viewed as being a recurring source of income for Jefferson Federal or the Peer Group, and thus will be excluded from the calculation of the valuation earnings base.

Both the Bank and the Peer Group appear to be in a fully taxable position. The Peer Group's average effective tax rate was 31.78%, which was modestly lower than Jefferson Federal's tax rate equal to 36.71%, in part due to the Peer Group's higher asset mix in investments.

Loan Composition

Jefferson Federal's loan portfolio reflects a smaller concentration of residential mortgage loans and MBS at 44.5%, compared to 56.0% for the Peer Group (see Table 3.4). Loans secured by 1-4 family residential mortgage loans equaled 35.2% of assets for Jefferson Federal and 39.9% for the Peer Group.

Jefferson Federal's lending activities show greater diversification, specifically commercial and multi-family mortgage loans together with land loans aggregated to 31.4% of assets versus an average of 10.7% for the Peer Group on average. Conversely, non-mortgage lending was slightly higher for the Peer Group as consumer and commercial loans together averaged 9.4% for the Peer Group versus 7.1% for the Bank.

Overall, Jefferson Federal maintains a higher level of risk-weighted assets as a percent of assets relative to the Peer Group, approximating 61.2% and 55.4%, respectively.

Credit Risk

Overall, Jefferson Federal's credit risk exposure appears to be comparatively greater, given its higher proportion of assets in loans, greater diversification into higher risk lending (including subprime lending), the typically larger size of commercial loans, the higher level of NPAs, the lower coverage ratios and recent loss experience. In addition to these factors, the Bank maintains a portfolio of subprime loans, which equaled $33.0 million, or 17.0% of total loans. While detailed comparative information regarding subprime lending by the Peer Group is not readily available publicly, we believe the Bank has maintained a greater historical emphasis on subprime lending than the Peer Group. Furthermore, the majority of the Bank's loans are non-conforming to secondary market standards limiting their saleability.

As shown in Table 3.5, Jefferson Federal's NPA ratio was far less favorable at 1.62% of assets, versus a comparative ratio of 0.44% for the Peer Group. Similarly, the Bank's non-performing loans to loans ratio was less favorable at 1.28% versus 0.57% for the Peer Group. Jefferson Federal's reserve coverage ratios were less favorable – for example, reserves to non-performing loans approximated 113.1% for Jefferson Federal versus 207.8% for the Peer Group. As a result of the higher level of non-performing loans and NPAs, chargeoffs were higher for

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of December 31, 2002

Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
	Portfolio Composition as a Percent Assets								
Jefferson Federal Bank	9.29	35.24	9.63	21.76	3.82	3.26	61.16	12,000	0
All Public Companies	12.97	39.54	4.41	14.54	4.40	3.82	59.55	617,559	5,575
State of TN	5.34	59.01	6.34	2.90	3.13	0.00	50.57	0	0
Comparable Group Average	16.18	39.85	2.57	8.15	5.87	3.50	55.42	13,780	185
Comparable Group									
CSBC Citizens South Banking of NC	5.07	42.96	3.78	7.32	3.02	6.65	62.72	33,504	315
DPBS Dutchfork Bancshares Inc of SC	30.15	14.68	2.26	4.04	3.68	3.08	50.04	1,805	0
FFDF FFD Financial Corp of Dover OH	2.22	47.55	0.40	21.31	1.29	10.37	65.67	0	358
FBTC First BancTrust Corp of IL	25.39	20.87	0.28	11.29	13.38	2.87	58.21	80,800	950
FBEI First Bancorp of Indiana of IN	18.51	39.48	0.78	2.40	22.67	2.96	62.30	20,692	226
GSLA GS Financial Corp. of LA	24.02	29.37	0.67	7.99	0.22	0.81	54.40	0	0
PEDE Great Pee Dee Bancorp of SC	0.00	54.45	8.83	8.13	6.13	5.67	64.54	1,001	0
SRN Southern Banc Company of AL	50.51	26.22	0.00	0.07	4.96	0.22	26.11	0	0
UCBC Union Community Bancorp of IN(1)	0.63	63.94	2.36	16.05	0.22	2.36	59.66	0	0
UTBI United Tenn. Bancshares of TN	5.34	59.01	6.34	2.90	3.13	0.00	50.57	0	0

(1) Financial information is for the quarter ending September 30, 2002.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of December 31, 2002 or Most Recent Date Available

	Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
	Jefferson Federal Bank	0.71	1.62	1.28	1.40	113.07	63.65	850	0.46
	All Public Companies	0.10	0.66	0.97	1.01	208.01	182.95	335	0.15
	State of TN	0.11	0.41	NA	1.01	NA	173.81	21	0.11
	Comparable Group Average	0.06	0.44	0.57	0.89	207.78	137.61	55	0.16
	Comparable Group								
CSBC	Citizens South Banking of NC	0.27	0.37	0.17	0.99	580.43	164.29	199	-0.01
DFBS	Dutchfork Bancshares Inc of SC	0.00	NA	NA	0.53	NA	NA	106	0.69
FFDF	FFD Financial Corp of Dover OH	0.12	0.62	0.61	0.75	123.03	98.90	0	0.00
FBTC	First BancTrust Corp of IL	0.00	NA	NA	1.83	NA	NA	119	0.44
FBEI	First Bancorp of Indiana of IN	0.02	0.29	0.41	0.81	200.40	188.64	69	0.23
GSLA	GS Financial Corp. of LA	0.00	0.31	0.83	0.61	74.19	74.19	0	0.00
PEDE	Great Pee Dee Bancorp of SC	0.06	1.04	1.21	1.07	87.79	82.63	22	0.08
SRN	Southern Banc Company of AL	0.00	0.06	0.20	0.37	180.82	180.82	5	0.06
UCBC	Union Community Bancorp of IN(1)	0.00	NA	NA	NA	NA	NA	8	0.00
UTBI	United Tenn. Bancshares of TN	0.11	0.41	NA	1.01	NA	173.81	21	0.11

(1) Financial information is for the quarter ending September 30, 2002.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Jefferson Federal, equal to 0.46% of loans as compared to 0.16% of loans for the Peer Group. In recognition of the credit risk present in the portfolio, reserve balances to total loans were higher for the Bank relative to the Peer Group, equal to 1.40% and 0.89%, respectively.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure. From a balance sheet perspective, Jefferson Federal's slightly lower pre-conversion capital position but higher IEA/IBL ratio suggest similar exposure; and post-conversion, Jefferson Federal gains an advantage in these two areas. In the absence of comparability in timely interest rate risk reporting and methodology, we reviewed quarterly changes in the net interest income ratio. In general, the quarterly fluctuations in the Bank's net interest income ratio exceed the Peer Group average, and reflect the benefits of the recent declining interest rate environment.

There are two characteristics of the asset portfolio which are somewhat unique to the Bank which have provided substantial spread benefits in the declining interest rate environment relative to the Peer Group as follows: (1) many of the Bank's ARM loans reached their contractual floor levels; and (2) most of the Bank's ARM loans are repriced based on a lagging market index. Of course in a higher or rising interest rate environment, these same factors may likely result in lower earnings levels, notwithstanding the fact that the majority of Jefferson Federal's assets are short term or variable rate.

Summary

Based on the foregoing, the Peer Group appears to provide a reasonable basis for determining the pro forma market value of Jefferson Federal. Areas where comparative differences exist will be addressed in the form of valuation adjustments in the following section.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of December 31, 2002 or Most Recent Date Available

Institution	Balance Sheet Measures: Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	Quarterly Change in Net Interest Income: 12/31/02	09/30/02	06/30/02	03/31/02	12/31/01	09/30/01
				(change in net interest income is annualized in basis points)					
Jefferson Federal Bank	13.4	111.8	3.4	-9	14	25	63	17	-9
All Public Companies	9.9	109.3	4.2	-7	-3	4	3	7	4
State of TN	13.5	116.4	2.3	5	3	18	NA	NA	9
Comparable Group Average	15.2	115.3	4.0	-5	-13	-10	5	-3	13
Comparable Group									
CSBC Citizens South Banking of NC	17.9	118.3	6.7	-16	-25	6	NA	-59	5
DFBS Dutchfork Bancshares Inc of SC	14.9	112.4	5.0	22	-27	-24	29	-85	69
FFDF FFD Financial Corp of Dover OH	12.6	112.3	2.4	-6	-22	0	-17	-3	11
FBTC First BancTrust Corp of IL	13.5	110.8	4.9	-7	2	3	-40	58	-10
FBEI First Bancorp of Indiana of IN	15.9	113.8	7.0	3	16	10	10	7	14
GSLA GS Financial Corp. of LA	16.4	118.6	2.0	-52	-1	16	6	3	14
PEDE Great Pee Dee Bancorp of SC	17.6	118.6	3.7	11	-32	-30	16	63	17
SRN Southern Banc Company of AL	16.5	118.9	1.8	-6	-18	0	32	7	-5
UCBC Union Community Bancorp of IN(1)	13.1	112.9	3.9	NA	-20	-97	NA	-17	5
UTBI United Tenn. Bancshares of TN	13.5	116.4	2.3	5	3	18.	NA	NA	9

(1) Financial information is for the quarter ending September 30, 2002.
NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine the Bank's estimated pro forma market value of the common stock to be issued in conjunction with the conversion transaction. The valuation incorporates the appraisal methodology promulgated by the OTS. In this regard, this section determines the valuation adjustments based on the fundamental analysis of both the Bank and the Peer Group in the prior section and, utilizing the market value approach, applies such adjustments in the determination of the Bank's pro forma market value based on the market pricing characteristics of the Peer Group.

Appraisal Guidelines

The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994, specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. The valuation methodology provides for: (1) the selection of a peer group of comparable publicly-traded institutions, excluding from consideration institutions which have recently converted, subject to acquisition or in MHC form; (2) a financial and operational comparison of the subject company to the selected peer group, identifying key differences and similarities; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory appraisal guidelines, i.e., the pro forma market value approach. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that such analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Bank's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in the Bank's operations and financial condition; (2) monitor the Bank's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase) both regionally and nationally. If material changes should occur prior to closing the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including the Bank's value, or the Bank's value alone. To the extent a change in factors impacting the Bank's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Bank's coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value, because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in financial strength are noted as follows:

- Balance Sheet Composition. While both the Bank and the Peer Group are oriented towards mortgage lending funded primarily by retail deposits, the Bank's asset composition includes a higher proportion of loans overall. Moreover, commercial and multi-family mortgage loans and non-conforming and subprime residential mortgage loans comprised a greater proportion of Jefferson Federal's loan portfolio than is the case for the Peer Group. As a result of the higher mix of total loans and the higher risk weighted loans, coupled with the presence of rate floors on many residential loans, Jefferson Federal's net interest income ratio is currently above that of the Peer Group. The Peer Group is currently supplementing deposits with higher borrowings utilization, while the Bank currently relies more heavily on deposits, which is expected to continue on a post-offering basis. The Bank's ratio of IEA/IBL is expected to exceed the Peer Group's average on a post-offering basis.

- Credit Quality. The Bank's credit risk profile is comparatively higher as indicated by its higher proportion of assets in loans, greater diversification into higher risk lending (including subprime lending), the typically larger size of commercial loans, the higher level of NPAs, the lower reserve coverage ratios and higher chargeoffs. Furthermore, the majority of the Bank's residential loans are non-conforming to the standards of the major secondary market purchasers, potentially limiting their saleability.

- Balance Sheet Liquidity. The Bank currently maintains a lower level of cash, investments and MBS. Like the Peer Group, substantially all of the investments are designated AFS. The infusion of the stock proceeds will initially increase the Bank's level of liquid assets pending investment of the proceeds into loans and other longer-term investments. The Bank appears to have greater current borrowings capacity than the Peer Group due to the smaller balance of borrowed funds.

- Equity Capital. The Bank's pro forma equity capital ratio will exceed the Peer Group average.

On balance, we believe a moderate downward adjustment for the Bank is warranted, primarily for the comparatively higher credit risk profile.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Bank reported higher profitability than the Peer Group for the most recent 12 months. Importantly, the Bank's profitability was well in excess of its historical average for the last five fiscal years. As was more fully explained in earlier sections herein, the Bank's higher profitability is partially attributable to the unique convergence of interest rate declines, strategy shifts and portfolio composition. Thus, the Bank's earnings are expected experience downward pressure in coming months, before factoring in the benefits of the conversion proceeds. In this regard, the Bank ROA averaged 0.95% of average assets for the three fiscal years through fiscal 2002, which closely approximates the current Peer Group average, equal to 0.93%.

- Core Earnings. On a core basis, adjusting for non-operating items for both, the Bank also maintains higher profitability, primarily attributable to the unique set of circumstances referenced above.

- Interest Rate Risk. The Bank's interest rate risk exposure is higher than Peer Group, primarily owing to two characteristics of the asset portfolio which are somewhat unique to the Bank, which have provided substantial spread benefits in the declining interest rate environment relative to the Peer Group, as follows: (1) many of the Bank's ARM loans reached their contractual floor levels; and (2) most of the Bank's ARM loans are repriced based on a lagging market index. In a rising interest rate environment, these same characteristics can be detrimental to Jefferson Federal's earnings in comparison to the Peer Group.

- Credit Risk. Loan loss provisions had a significantly greater impact on the Bank's earnings for the past year, as the Bank sought to replenish reserves in the face of relatively high loan chargeoff rates, reflecting its greater credit risk exposure. The Bank's credit risk exposure appears to be comparatively greater, given its higher proportion of assets in loans, greater diversification into higher risk lending, the typically larger size of commercial loans and the higher level of NPAs. In addition, the Bank has historically engaged in subprime lending, which is a factor contributing to the higher rate of delinquency and chargeoffs in comparison to the Peer Group.

- Earnings Growth Potential. The higher expected pro forma capital position is expected to facilitate the Bank's ability to expand assets and earnings over the long term. One of the Bank's reasons for converting is the opportunity to expand through branching or acquisition, while the higher capital will enhance the ability to manage larger customer relationships given the Bank's higher loans to one borrower limit following the conversion. Moreover, the Bank has implemented new more stringent loan underwriting policies and procedures, made collections on delinquent loans a high priority and restructured the deposit pricing methodology, all of which are expected to provide long term earnings benefits. At the same time, earnings growth will be subject to the interest rate and credit risk factors of Jefferson Federal's operations in comparison to the Peer Group discussed above. Furthermore, the timing and success of the de novo branching strategy in the generally rural market and commercial lending strategy are uncertain.

- Return on Equity. On a static basis, incorporating the Bank's historical profitability and benefits of reinvesting the conversion proceeds, the pro forma ROE will be comparable to the Peer Group average. Downward pressure on earnings anticipated in the coming months may depress the Bank's ROE levels.

Overall, the Bank's current earnings are believed to be at peak levels owing to the unique convergence of interest rate declines, strategy shifts and portfolio composition. In consideration of the foregoing, coupled with Jefferson Federal's higher interest rate risk and credit risk profile in comparison to the Peer Group, we concluded with a moderate downward valuation adjustment for profitability, growth and viability of earnings.

3. Asset Growth

The Bank's asset base realized shrinkage during the past year, given the emphasis on reducing credit risk, shifting the loan origination strategy and reducing funding costs. By comparison, the Peer Group has achieved positive asset growth rates on average. New management has indicated that its business plan is to resume growth, with a greater emphasis on the development of high quality commercial account relationships given the managing officer's experience locally in this regard. It is uncertain, however, the level of success in implementing such plans. While the Peer Group companies typically do not discuss their specific growth plans and targets, based on historical trends and operating environments of the Peer Group companies, on average, we applied a slight downward adjustment to the Bank's valuation for this factor.

4. Primary Market Area

The general condition of a financial institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market area. Operating in the northeast Tennessee, the Bank faces significant competition for loans and deposits from a large number financial institutions, who provide a broader array of services and have significantly larger branch networks. The depth and breadth of the Bank's competition is particularly notable given the relatively small size of the Bank's market. Demographic and economic trends and characteristics in the Bank's primary market area are relatively favorable to the primary market areas served by the Peer Group companies (see Table 4.1), as the Jefferson Federal's market is somewhat smaller but is realizing modestly faster population growth. Income levels in Jefferson Federal's market are comparable to the market of the Peer Group, while the Bank's share of the deposit market is stronger, and was roughly double the Peer Group average. The unemployment rate prevailing in the Bank's market is relatively comparable to the Peer Group average and median.

On balance, we concluded that no adjustment was warranted for the Bank's primary market area.

5. Dividends

The Bank has indicated its intention to continue to pay an annual cash dividend. At this time, the Bank has indicated that the annual dividend payment will approximate $0.16 per share at the midpoint of the valuation range, which would provide for a yield of 1.6% based on the $10.00 per share initial offering price. As set forth in the prospectus, the indicated annual dividend would range from $0.18 per share at the minimum of the valuation range to $0.12 per share at the supermaximum of the valuation range. However, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities,

Table 4.1
Peer Group Market Area Comparative Analysis

Institution	Primary County	Population 2000 (000)	Population 2001 (000)	Proj. Pop. 2006 (000)	Population % Change 2000-2001 % Change (%)	Population % Change 2001-2006 % Change (%)	Median Age	Per Capita Income Amount ($)	Per Capita Income % State Average (%)	Deposit Market Share(1) (%)	Unempl. Rate Dec 2002 (%)
Citizens South Banking of NC	Gaston	190	192	200	1.1%	4.1%	36.6	$18,487	105.7%	10.6%	7.1%
Dutchfork Bancshares Inc of SC	Newberry	36	36	37	0.5%	2.7%	37.4	14,796	79.0%	34.9%	6.4%
FFD Financial Corp of Dover OH	Tuscarawas	91	92	94	0.7%	2.7%	38.2	17,622	88.1%	9.0%	5.6%
First BancTrust Corp of IL	Edgar	20	19	19	-1.2%	-4.7%	39.8	15,707	69.7%	26.0%	6.0%
First Bancorp of Indiana of IN	Vanderburgh	172	172	172	-0.1%	0.0%	37.1	20,991	105.8%	4.0%	4.2%
GS Financial Corp of LA	Jefferson	455	452	444	-0.7%	-2.0%	36.2	18,079	110.1%	1.2%	4.5%
Great Pee Dee Bancorp of SC	Chesterfield	43	44	46	1.8%	6.4%	36.0	13,190	70.4%	15.9%	7.3%
Southern Banc Company of AL	Etowah	103	103	102	-0.6%	-0.7%	38.7	16,454	94.1%	4.7%	5.7%
Union Community Bancorp of IN	Montgomery	38	38	39	0.5%	2.4%	36.8	18,135	91.4%	26.3%	3.6%
United Tennessee Bancshares of TN	Cocke	34	34	36	1.6%	6.5%	39.0	13,916	73.4%	26.1%	6.8%
	Averages:	**118**	**118**	**119**	**0.4%**	**1.8%**	**37.6**	**$16,738**	**88.8%**	**15.9%**	**5.7%**
	Medians:	**67**	**68**	**70**	**0.5%**	**2.6%**	**37.3**	**$17,038**	**89.8%**	**13.3%**	**5.9%**
Jefferson Federal Bank of TN	**Hamblen**	**58**	**59**	**62**	**1.1%**	**5.3%**	**37.5**	**$17,932**	**94.6%**	**31.0%**	**5.6% (2)**

(1) Total institution deposits in headquarters county as percent of total county deposits.
(2) Reflects the average unemployment rate over the entire calendar year.

Sources: 2003 ESRI BIS, SNL Securities

growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions. The Bank's anticipated payout ratio will approximate 24% on a pro forma basis, but will increase if the potential decline in the Bank's earnings is realized.

Nine out of ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.12% to 3.66%. The average dividend yield on the stocks of the Peer Group institutions was 2.50% as of March 7, 2003, representing an average core earnings payout ratio of 25.0%. As of March 7, 2003, approximately 89% of all full stock publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1) exhibiting an average yield of 2.40% and an average payout ratio of 33.8%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Bank's indicated dividend provides for a yield that is modestly below the Peer Group's average dividend yield. However, the Bank's dividend capacity will be enhanced by its stronger pro forma capitalization and earnings. On balance, we concluded that no adjustment was warranted for purposes of dividends relative to the Peer Group.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets, and all of the Peer Group members trade on the NASDAQ system. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $13.4 million to $97.6 million as of March 7, 2003, with an average market value of $32.3 million. The shares issued and outstanding to the public of the Peer Group members ranged from approximately 961,000 to 9.1 million, with average shares outstanding of approximately 2.2 million. The Bank's pro forma market value and shares outstanding are expected to be in the upper end of the range and above the comparable averages and medians for the Peer Group. It is anticipated that the Bank's stock will be quoted on the NASDAQ national market system. Overall, we anticipate that the Bank's stock will have a modestly greater level of liquidity based on its greater shares outstanding and market capitalization and, therefore, concluded with a slight upward adjustment for this factor.

7. Marketing of the Issue

We believe that four separate markets need to be considered for thrift stocks in evaluating the potential reception for the Bank's pending second step conversion offering: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (3) the thrift acquisition market for thrift franchises in Tennessee; and (4) the market for the public stock of the Bank. All of these markets were considered in the valuation of the Bank's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing trends in the broader stock market, equities in general have declined over the past year. The general stock market declined at the beginning of the second quarter of 2002, reflecting growing concerns about the Mideast conflict. Stocks continued to falter through most of April, primarily on the basis of weak first quarter earnings and growing concerns about the strength of the economic recovery. The extended sell-off prompted a rebound in blue-chip stocks at the end of April, but the rally sputtered on news of a sharper than expected increase in the April unemployment rate. The April 2002 unemployment rate rose to 6.0%, its highest level in nearly eight years.

Stocks were largely unchanged by the Federal Reserve's widely anticipated decision to leave rates unchanged at its early-May 2002 meeting, but then rallied sharply higher the day following the meeting on hints from Cisco about a possible business rebound. Favorable economic data in the form of stronger than expected retail sales in April and rising hopes of more upbeat earnings forecast by technology firms supported further advances in stocks during mid-May. The rebound was not sustained in late-May, as profit taking and more terrorism warnings dampened investor enthusiasm for stocks. Investor pessimism extended the sell-off in stocks in early-June 2002, reflecting political turmoil abroad, concerns over corporate scandals and more disappointing earnings news from market leaders. Stocks jumped higher on oversold conditions in mid-June, but the rally was brief. Both the Dow Jones Industrial Average ("DJIA") and NASDAQ Composite Index ("NASDAQ") established new lows for 2002 during the week ended June 21, 2002, as a fresh batch of corporate earning warnings and the ongoing conflict in the Middle East further eroded investor confidence.

Discovery of a $3.8 billion accounting error by WorldCom and nervousness about second quarter earnings heightened the sell-off at the close of the second quarter. In early-July 2002, bargain hunters provided a boost to stocks following the prolonged sell-off, despite news that the nation's unemployment rate edged up to 5.9 percent in June. The rally was not sustained, as worries about second quarter earnings and corporate accounting practices pushed market indices to new lows for the year in mid-July. A lack of investor confidence and indications that the nation's economic recovery was weaker than previously believed extended the general downward trend through the balance of July, with July marking the fourth consecutive down month for the DJIA. Weak economic data provided for further declines in stocks in early-August, but the downward trend was reversed on growing speculation of a rate cut by the Federal Reserve and news of a proposed $30 billion bailout for Brazil's financial crisis. In mid-August, the Federal Reserve's decision to leave interest rates unchanged prompted a sharp one-day sell-off in the broader market, which was followed by a sharp one-day increase in the major indexes on technical factors as investors took profits in bonds and shifted some money into stocks. The DJIA closed above 9000 in late-August, as stocks continued to rebound from oversold conditions in July. However, after five consecutive weekly gains in the DJIA, blue chip stocks declined in the last week of August on profit taking and cautious comments from bellwether technology stocks.

The broader stock market experienced heavy selling pressure in September 2002, which was attributable to third quarter earning warnings from a broad spectrum of companies, economic data signaling a slowing economic recovery and a growing threat of an U.S. invasion of Iraq. The sell-off in the broader stock market continued into the fourth quarter, with looming fears of a war with Iraq and worsening corporate profits pushing the DJIA to its lowest close in five years in early-October 2002. Stocks rebounded on technical factors in mid-October, as the DJIA posted a weekly gain after six consecutive weeks of decline. The rally in the broader stock market continued through the balance of October, reflecting more attractive valuations following the third quarter sell-off and some upbeat third quarter earnings news by some blue chip stocks. After six consecutive months of decline, the DJIA was up 10.6 percent for the month of October.

The rebound in the broader stock market that began in October 2002 continued into early-November, as the Federal Reserve cut short-term interest rates by a larger-than-expected half a percentage point. However, the rate-cut did not provide for a sustained rally, as profit taking and nervousness about a possible war with Iraq pushed stocks lower in mid-November. Bargain hunting for technology stocks and some positive economic reports pushed the NASDAQ to a five month high in late-November. Following eight consecutive weeks of gains, the DJIA declined during the first two weeks of December, as mounting concerns over geopolitical tensions overshadowed better-than-expected economic data. The broader market recovered slightly in mid-December, despite growing concerns of how strongly business will rebound in 2003 and escalating war talk with Iraq. Downbeat economic data and geopolitical concerns pulled stocks lower at the close of 2002, with the DJIA positing its worst year since 1977 closing down 16.8 percent for the year.

Stocks surged higher at the start of the new year, with data showing December manufacturing activity stronger than expected. Favorable expectations for the government's economic stimulus package supported further gains in the market, although early indications of mixed earnings for the fourth quarter and ongoing geopolitical concerns served to temper the rally in mid-January. The strong gains posted at the beginning of 2003 were wiped out in late-January, as disappointing fourth quarter earnings and the looming war with Iraq pulled the broader market lower. War fears and the uncertain outlook for the economy continued to weigh down stocks through most of February and into early-March, as blue chip stocks dropped to a five month low during the first week of March. As an indication of the general trends in the nation's stock markets over the past year, as of March 7, 2003, the DJIA closed at 7740.03, a decline of 26.8 percent from one year earlier, while the NASDAQ stood at 1305.29, a decline of 32.4 percent over the same time period. The Standard & Poors 500 Index closed at 828.89 on March 7, 2003, a decline of 28.8 percent from a year ago.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have outperformed the broader market. Thrift issues moved higher in early-April 2002, as investors became more optimistic about first and second quarter earnings for the thrift sector. Growing sentiment that the Federal Reserve would not raise rates in May further contributed to the upswing in thrift prices. The upward momentum in thrift stocks was sustained through mid-April, with the advance supported by favorable first quarter earnings, low inflation data and investors dumping technology stocks in favor of lower risk bank and thrift stocks. Thrift stocks stabilized in late-April in the face of a downturn experienced in broader stock market, as traditional spread lenders benefited from generally weak economic news. News of the increase in the April unemployment rate served to boost thrift prices in early-May, as the weak employment data lessened expectations of a strong economic recovery that could lead to higher interest rates. Thrift stocks stabilized in mid- and late-May, as Citigroup's proposed $5.8 billion acquisition of Golden State Bancorp had little impact on the broader thrift market. While the broader market experienced extensive selling pressure in early-June, the decline in thrift issues was relatively mild as investors continued to be attracted to the generally more stable performance characteristics of thrift stocks.

Thrifts experienced more extensive selling pressure in mid-July 2002, as the downturn in broader market weighed on thrift issues as well. Lower interest rates, second quarter earnings that generally met expectations and acquisition speculation in certain regional markets supported a recovery in thrift prices in late-July. After stabilizing during early-August, thrift issues eased higher in conjunction with the broader indexes in mid-August. Thrift issues traded in a narrower range during the balance of August and into early-September, thereby sustaining solid gains for 2002 and significantly outperforming the broader market indexes. A third quarter earnings warning by Astoria Financial Corp had a negative ripple effect throughout the thrift sector in mid-September 2002, particularly the large-cap issues. Astoria Financial Corp. warned that third quarter earnings would come in below expectations, which was attributable to the sustained low interest rate environment that resulted in higher than expected prepayments in both its mortgage lending and MBS portfolios. Thrift issues settled into a narrow trading range at the end of third quarter, as a number of the larger publicly-traded thrifts reaffirmed third quarter earnings targets. Third quarter earnings warnings by some of the large banks contributed to the decline in thrift stocks at the beginning of the fourth quarter. However, thrift stocks bounced back in mid-October, reflecting generally favorable third quarter earnings reports from the thrift sector.

The gains recorded in thrift issues in October were sustained into-early November, which was supported by the rally in the broader stock market and growing speculation that the Federal Reserve would cut rates in November. Despite the larger than expected rate cut by the Federal Reserve, thrift stocks eased lower in mid-November. The downward pressure in thrift issues was attributable to concerns about potential margin compression and mortgage servicing rights impairment that may result from the decline in short-term interest rates, as well as the downturn in the broader market. However, thrift issues recovered in late-November, as financial issues participated in the broader market rally. Thrift issues settled into a narrow trading range in December, reflecting the lack of meaningful news in the financial sector and an uncertain outlook for 2003. Financial stocks participated in the broader market rally at the beginning of the new year, particularly those with relatively high dividend yields in light of the elimination of dividend taxation set forth in the government's economic stimulus package. Despite generally favorable fourth quarter earnings, thrift issues eased lower in late-January. Thrift issues traded in a narrow range throughout February and into early-March, thereby outperforming the broader market. The stronger performance exhibited by thrift stock continued to supported by the relatively low risk characteristics associated with residential lenders as well as the general earnings benefit of operating in a low interest rate environment with a relatively steep yield curve. On March 7, 2003, the SNL Index for all publicly-traded thrifts closed at 1,085.0, an increase of 8.3 percent from one year ago.

B. <u>The New Issue Market</u>

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank's pro forma market value. The new issue market is separate and distinct from the market for seasoned stock thrifts in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB ratio often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Based on the recent conversion offerings investors have continued to show interest in converting thrift issues, although interest has cooled somewhat from offerings completed in the first half of 2002 as fewer of the recent offerings have been oversubscribed. As shown in Table 4.2, only two standard conversion offerings have been completed during the past three months and no MHC offerings have been completed during the past three months. Most of the conversion activity has been with respect to second step conversion of mutual holding companies; there were four second step conversion completed at the beginning of 2003. The average pro forma price/tangible book and price/core earnings ratios of the four second-step offerings at closing equaled 103.2% and 17.9 times, respectively. However, one of the second step conversion transactions involved First Niagara Financial which is a much larger institution than the Bank ($3.3 billion in assets) and which simultaneously acquired another financial institution as part of its second step transaction. Excluding First Niagara Financial, the median price/tangible book and price/core earnings of the second step transactions completed in 2003 equaled 89.4% and 17.7 times, respectively. The aftermarket performance of the second step offerings completed recently has been relatively consistent, with the four completed transactions trading up moderately in the aftermarket, in a range of 7% to 15% after the first week of trading, and 11% on average.

In general, second-step conversions tend to be priced (and trade in the aftermarket) at a higher P/TB ratio than standard conversions. We believe investors take into

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans		Insider Purchases		Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:					
Institution	State	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
Provident Fin. Services, Inc.*	NJ	1/16/2003	PFS-NYSE	$3,162	10.11%	0.41%	167%	$596.2	100%	132%	1.5%	C/S	3.9%	8.0%	4.0%	0.8%	0.00%	75.3%	18.7x	16.7%	0.9%	22.2%	4.0%	$10.00	$15.50	55.0%	$15.65	56.5%	$15.15	51.5%
CCSB Financial Corp.	MO	1/9/2003	CCFC-OTC	$ 78	8.41%	0.06%	210%	$ 9.8	100%	132%	5.8%	NA	NA	8.0%	4.0%	14.3%	0.00%	67.1%	NM	11.4%	0.1%	17.0%	0.8%	$10.00	$12.00	20.0%	$12.31	23.1%	$12.50	25.0%
Averages - Standard Conversions:				**$1,620**	**9.26%**	**0.24%**	**188%**	**$303.0**	**100%**	**132%**	**3.6%**	**NA**	**NA**	**8.0%**	**4.0%**	**7.6%**	**0.00%**	**71.2%**	**18.7x**	**14.1%**	**0.5%**	**19.6%**	**2.4%**	**$10.00**	**$13.75**	**37.5%**	**$13.98**	**39.8%**	**$13.83**	**38.3%**
Medians - Standard Conversions:				**$1,620**	**9.26%**	**0.24%**	**188%**	**$303.0**	**100%**	**132%**	**3.6%**	**NA**	**NA**	**8.0%**	**4.0%**	**7.6%**	**0.00%**	**71.2%**	**18.7x**	**14.1%**	**0.5%**	**19.6%**	**2.4%**	**$10.00**	**$13.75**	**37.5%**	**$13.98**	**39.8%**	**$13.83**	**38.3%**
Second Step Conversions																														
First Niagara Financial Grp, Inc.*	NY	1/21/2003	FNFG-NASDAQ	$3,291	10.02%	0.42%	102%	$410.0	58%	100%	4.0%	NA	NA	5.0%	4.0%	0.3%	1.76%	124.8%	19.5x	19.4%	1.0%	15.5%	6.4%	$10.00	$11.27	12.7%	$11.45	14.5%	$11.18	11.8%
Wayne Savings Bancshares, Inc	OH	1/9/2003	WAYN-NASDAQ	$ 337	8.02%	0.89%	22%	$ 20.4	52%	100%	7.3%	NA	NA	8.0%	4.0%	2.2%	4.50%	89.4%	17.7x	11.0%	0.6%	12.3%	4.6%	$10.00	$11.20	12.0%	$11.20	12.0%	$11.15	11.5%
Sound Federal Bancorp, Inc.	NY	1/7/2003	SFFS-NASDAQ	$ 673	9.84%	0.16%	268%	$ 77.8	59%	132%	2.3%	NA	NA	8.0%	4.0%	0.9%	2.00%	110.9%	16.1x	17.9%	1.1%	16.1%	6.9%	$10.00	$11.00	10.0%	$11.20	12.0%	$11.61	16.1%
Bridge Street Financial, Inc.*(7)	NY	1/6/2003	OCNB-NASDAQ	$ 179	9.58%	0.45%	133%	$ 15.1	56%	104%	4.2%	NA	NA	0.0%	4.0%	1.4%	1.60%	87.4%	18.1x	13.9%	0.8%	16.1%	4.8%	$10.00	$10.16	1.6%	$10.70	7.0%	$10.94	9.4%
Averages - Second Step Conversions:				**$1,120**	**9.37%**	**0.48%**	**131%**	**$130.8**	**56%**	**109%**	**4.5%**	**NA**	**NA**	**5.3%**	**4.0%**	**1.2%**	**2.47%**	**103.2%**	**17.9x**	**15.5%**	**0.9%**	**15.0%**	**5.7%**	**$10.00**	**$10.91**	**9.1%**	**$11.14**	**11.4%**	**$11.22**	**12.2%**
Medians - Second Step Conversions:				**$ 505**	**9.71%**	**0.44%**	**118%**	**$ 49.1**	**57%**	**102%**	**4.1%**	**NA**	**NA**	**6.5%**	**4.0%**	**1.2%**	**1.88%**	**100.2%**	**17.9x**	**15.9%**	**0.9%**	**15.8%**	**5.6%**	**$10.00**	**$11.10**	**11.0%**	**$11.20**	**12.0%**	**$11.17**	**11.7%**
Mutual Holding Companies(6)																														
None to Date																														
Averages - All Conversions:				**$1,287**	**9.33%**	**0.40%**	**150%**	**$188.2**	**71%**	**117%**	**4.2%**	**NA**	**NA**	**6.2%**	**4.0%**	**3.3%**	**1.64%**	**92.5%**	**18.0x**	**15.1%**	**0.7%**	**16.5%**	**4.6%**	**$10.00**	**$11.86**	**18.6%**	**$12.09**	**20.9%**	**$12.09**	**20.9%**
Medians - All Conversions:				**$ 505**	**9.71%**	**0.42%**	**150%**	**$49.1**	**58%**	**118%**	**4.1%**	**NA**	**NA**	**8.0%**	**4.0%**	**1.2%**	**1.68%**	**88.4%**	**18.1x**	**15.3%**	**0.8%**	**16.1%**	**4.7%**	**$10.00**	**$11.24**	**12.4%**	**$11.33**	**13.3%**	**$11.40**	**14.0%**

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; "NM" - Not Meaningful.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously converted to commercial bank charter.
(8) Converted to a commercial bank charter.

March 7, 2003

consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. Importantly, all of the second step transactions completed in 2003 had minority ownership ratios in the range of 41% to 48% and average 44% and, thus, were selling 56% of their remaining shares to the public. Jefferson is somewhat different in this regard as it maintain a minority ownership ratio approximating 17% and will thus be selling approximately 83% of the outstanding shares owned by the MHC to the public. Given the high MHC ownership ratio which will result in a sale of a relatively greater portion of the Bank's stock to the public in a second step conversion, we would expect the Bank to have pro forma pricing characteristics which share some characteristics of the typical second step conversion transaction and a full conversion offering. Exhibit IV-4 presents historical offering data for second-step conversions, illustrating the historical trends and characteristics of second-step offerings.

Given that the Bank's offering shares is somewhat of a hybrid between the typical second step conversion and a standard conversion offering with the high amount of shares to be issued publicly, we have assessed the market for standard conversion offerings as well. There were two full conversions completed since the beginning of 2003. The average pro forma price/tangible book and price/core earnings ratios of these two offerings at closing equaled 71.2% and 18.7 times (for the one company with a meaningful earnings multiple), respectively. These two offerings appreciated in the aftermarket, as Provident Financial's price increased by 55% after the first week of trading while CCSB Financial Corp. appreciated by 20%.

C. <u>The Acquisition Market</u>

Also considered in the valuation was the potential impact on the Bank's stock price of recently completed and pending acquisitions of other savings institutions operating in Tennessee. As shown in Exhibit IV-5, there was 1 thrift acquisition of Tennessee-based savings institutions completed or announced between the beginning of 2000 through year-to-date 2003, and 15 bank acquisitions over the same time frame. The recent acquisition activity involving Tennessee thrifts and banks may imply a certain degree of acquisition speculation for the Bank's stock. To the extent that acquisition speculation may impact the Bank's offering, we have largely taken this into account in selecting companies which operate in markets that have experienced a comparable level of acquisition activity as the Bank's market and, thus, are subject to the same type of acquisition speculation that may influence the Bank's trading price.

D. Trading in Jefferson Federal's Stock

Since the Bank's minority stock currently trades under the symbol "JFSZ" on the Pink Sheets, RP Financial also considered the recent trading activity in the valuation analysis. the Bank had a total of 1,875,500 shares issued and outstanding at March 7, 2003, of which 325,500 were held by public shareholders and were traded as public securities. As of February 25, 2003, the last day which the stock traded prior to the Bank's announcement of its intention to complete the second step transaction, the Bank's closing stock price was $33.50 per share. As of March 7, 2003, the Bank's closing stock price was $65.00 per share.

Importantly, Jefferson Federal's stock trades infrequently, primarily as a result of the small public float (i.e., the majority of the shares are held by insiders or the MHC). As a result of the limited liquidity characteristics of the issue, buying and selling activity can dramatically impact the price as compared to a more actively traded or exchange listed security. In this regard, based on discussions with Keefe, Bruyette & Woods, Inc. ("Keefe Bruyette"), the Bank's selling agent retained in connection with the second step conversion, a portion of the recent trading activity in the Bank's stock may reflect the covering of short positions which were untenable with the announcement of the Bank's intention to undertake a second step transaction.

There are significant differences between the Bank's minority stock (currently being traded) and the conversion stock that will be issued by the Bank. Such differences include different liquidity characteristics (the new conversion stock will be more liquid owing to larger number of public shares available to trade), a different return on equity for the conversion stock and dividend payments will be made on all shares outstanding; thereby, requiring a higher payout ratio to sustain the current level of dividends paid to non-MHC shareholders. Since the pro forma impact has not been publicly disseminated to date, coupled with the very limited liquidity of the issue, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level may become more informative, but the liquidity of the issue will remain limited pending issuance of the majority of the shares owned by the MHC.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall market for stocks generally as well as the thrift market, the new issue market including the new issue market for second-step conversions, the acquisition market and recent trading activity in the Bank's minority stock. Taking these factors and trends into account, RP Financial concluded that a moderate downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

The Bank's management team appears to have experience and expertise in all of the key areas of operations. Although the Bank has a new CEO, he has been employed with the Bank for more than a year and he maintains extensive regional banking experience, so no discount was appropriate in this regard. Exhibit IV-6 provides summary resumes of the Bank's Board of Directors and senior management. The financial characteristics of the Bank suggest that it is effectively managed and there appears to be a well-defined organizational structure.

Similarly, the returns, capital positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted SAIF-insured institution, Jefferson Federal will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-7 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank's pro forma market value should be discounted relative to the Peer Group as follows:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Moderate Downward
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	Slight Downward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	Slight Upward
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Bank's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Bank's prospectus for reinvestment rate, the effective tax rate, offering expenses and stock benefit plan assumptions (summarized in Exhibits IV-8 and IV-9). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, and the recent conversions including second-step conversion offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally considered the best indicator of long-term value for a stock. Given the similarities between the Bank's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both the Bank and the Peer Group included certain non-recurring items, we also made adjustments to earnings to arrive at core earnings estimates for Bank and the Peer Group and resulting price/core earnings ratios. Additionally, consideration was given to the unique convergence of events which have led to the Bank's peak level of earnings, whereas historical earnings have typically more closely approximated the current Peer Group average.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of conversion offerings, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

- Trading of JFSZ Stock. Converting institutions generally do not have stock outstanding. The Bank, however, has public shares outstanding due to the mutual holding company form of ownership. Since JFSZ is currently traded on a limited basis on the Pink Sheets, we attribute limited weight to trading price in our valuation. Prior to the announcement of the second step conversion, the stock closed at a price of $33.50 per share whereas the stock closed at $65.00 per share as of March 7, 2003, with Keefe Bruyette indicating that at least a portion of the increase may reflect the covering of outstanding short positions. While some consideration was given to the recent limited trading, we have discounted such trading owing to the very limited trading volumes which such prices reflect.

The Bank has adopted Statement of Position ("SOP") 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed herein, RP Financial concluded that, as of March 7, 2003, the aggregate pro forma market value of the Bank's conversion stock was $64,250,000 at the midpoint, inclusive of the $4.0 million contribution to the Foundation (375,000 shares of stock at the $10.00 per share issue price and $250,000 of cash). The midpoint and resulting valuation range is based on the sale of an 82.6% ownership interest to the public (before the issuance of shares to the Foundation out of authorized but unissued shares) which provides for a $50.0 million public offering at the midpoint value.

Importantly, as noted above, RP Financial has incorporated the financial impact of the contribution of 375,000 shares of stock and $250,000 of cash to the Foundation into Jefferson Federal's pro forma pricing ratios, consistent with the treatment in the offering prospectus.

1. <u>Price-to-Earnings ("P/E")</u>. The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. In deriving the Bank's core earnings, the adjustments made to reported earnings was to gains on the sale of REO and investment securities, which equaled $182,000 for the 12 months ended December 31, 2002. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 37% for the gains eliminated, the Bank's core earnings were determined to equal $3.148 million for the 12 months ended December 31, 2002. We have not made an explicit adjustment to earnings for the unique convergence of factors that have contributed to the Bank's peak level of earnings at present. (Note: see Exhibit IV-10 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Trailing 12 Month Net Income (12/31/02)	$3,263
Less: Net Gains on Sale of REO and Investments	(182)
Tax Effect (1)	67
Core Earnings Estimate	$3,148

(1) Reflects a 37% effective tax rate on the adjustments.

Based on the Bank's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported and core P/E multiples at the $64.0 million midpoint value equaled 15.74 times and 16.19 times. In comparison to the Peer Group's average reported and core earnings multiple of 17.83 times and 20.32 times (see Table 4.3), the Bank is discounted by 11.2% and 20.3%, respectively. The implied discounts take into consideration the unique convergence of events for Jefferson Federal including interest rate declines, strategy shifts and portfolio composition, which have served to sharply increase the Bank's earnings in recent periods, notwithstanding the relatively high risk profile in comparison to the Peer Group. Additionally, the discounted earnings multiple takes into account the fact that the reinvestment rate assumption we utilized, equal to 5.09% (as set forth in the conversion prospectus) is more reflective of a long-term reinvestment rate, and that, initially, the funds received in the second step conversion will be invested in short-term interest bearing accounts and securities for which the current yields are much lower (in the range of 1% to 2%).

At the supermaximum of the offering range, the Bank's pro forma reported and core P/E multiples at the $64.0 million midpoint value, Jefferson Federal's reported earnings multiple of 19.12 times was at a premium of 7.2% relative to the Peer Group average multiple of 17.83 times. Relative to the Peer Group's average core earnings multiple of 20.32 times, the Bank's pro forma core earnings multiple of 19.64 times at the supermaximum of the offering range is discounted by 3.4%.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio to the Bank's pro forma book value. Based on the $64.0 million midpoint valuation, the Bank's pro forma P/B

Table 4.3
Public Market Pricing
Jefferson Bancshares, Inc. and the Comparables
As of March 7, 2003

		Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)								
				Core	Book												Reported		Core			
		Price/	Market	12 Month	Value/						Amount/		Payout	Total	Equity/	NPAs/					Exch.	2nd Step
Financial Institution		Share(1)	Value	EPS(2)	Share	P/E	P/B	P/A	P/TB	P/Core	Share	Yield	Ratio(5)	Assets	Assets	Assets	ROA	ROE	ROA	ROE	Ratio	Proceeds
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(x)	($Mil)
Jefferson Bancshares, Inc.																						
Supermmaximum		$10.00	$83.76	$0.52	$10.90	19.12x	91.72%	26.44%	91.72%	19.64x	$0.12	1.17%	22.41%	$317	28.82%	1.33%	1.38%	4.80%	1.35%	4.67%	4.27x	$66.125
Maximum		$10.00	$73.33	$0.58	$11.44	17.37x	87.42%	23.70%	87.42%	17.86x	$0.13	1.35%	23.41%	$309	27.11%	1.37%	1.36%	5.03%	1.33%	4.90%	3.71x	$57.500
Midpoint		$10.00	$64.25	$0.64	$12.05	15.74x	83.01%	21.21%	83.01%	16.19x	$0.16	1.55%	24.39%	$303	25.55%	1.40%	1.35%	5.27%	1.31%	5.13%	3.23x	$50.000
Minimum		$10.00	$55.18	$0.71	$12.86	13.99x	77.79%	18.61%	77.79%	14.41x	$0.18	1.82%	25.51%	$296	23.93%	1.43%	1.33%	5.56%	1.29%	5.40%	2.74x	$42.500
All Public Companies(7)																						
Averages		$19.81	$273.70	$1.21	$15.42	14.59x	132.07%	13.71%	141.80%	15.91x	$0.46	2.40%	33.75%	$2,180	10.59%	0.66%	0.91%	9.26%	0.79%	7.64%		
Medians		-	-	-	-	13.41x	121.54%	12.30%	128.99%	15.00x	-	-	-	-	-	-	-	-	-	-		
All Non-MHC State of TN(7)																						
Averages		$13.19	$17.29	$1.32	$12.16	9.84x	108.47%	15.48%	114.80%	9.99x	$0.33	2.50%	25.00%	$112	14.27%	0.41%	1.61%	11.55%	1.59%	11.38%		
Medians		-	-	-	-	9.84x	108.47%	15.48%	114.80%	9.99x	-	-	-	-	-	-	-	-	-	-		
Comparable Group Averages																						
Averages		$16.60	$32.62	$0.81	$17.56	17.83x	95.16%	14.97%	98.75%	20.32x	$0.35	2.37%	39.45%	$208	15.76%	0.44%	0.93%	6.11%	0.81%	5.26%		
Medians		-	-	-	-	17.72x	97.61%	14.61%	102.29%	21.15x	-	-	-	-	-	-	-	-	-	-		
Comparable Group																						
CSBC	Citizens South Banking of NC	$10.77	$97.61	$0.48	$10.63	21.54x	101.32%	19.83%	110.57%	22.44x	$0.24	2.23%	50.00%	$492	19.57%	0.37%	0.97%	7.08%	0.93%	6.80%		
DFBS	Dutchfork Bancshares Inc. of SC	$29.76	$36.58	$1.04	$27.18	15.50x	109.49%	16.34%	109.49%	28.62x	$0.00	0.00%	0.00%	$224	14.92%	N.A.	0.99%	7.12%	0.54%	3.85%		
FFDF	FFD Financial Corp. of Dover OH	$13.39	$16.43	$0.44	$13.67	18.88x	97.95%	12.33%	97.95%	N.M.	$0.40	2.99%	N.M.	$133	12.59%	0.62%	0.66%	5.27%	0.41%	3.27%		
FBTC	First BancTrust Corp. of IL	$17.90	$24.45	$0.62	$19.99	18.65x	89.54%	12.06%	89.54%	28.87x	$0.20	1.12%	32.26%	$203	13.47%	N.A.	0.64%	4.76%	0.42%	3.08%		
FBEI	First Bancorp of Indiana of IN	$17.23	$29.02	$0.49	$18.33	22.09x	94.00%	16.10%	101.00%	N.M.	$0.46	2.67%	N.M.	$180	17.12%	0.29%	0.72%	4.23%	0.45%	2.66%		
GSLA	GS Financial Corp. of LA	$18.99	$28.88	$0.77	$22.61	24.66x	83.99%	13.75%	83.99%	24.66x	$0.40	2.11%	51.95%	$210	16.37%	0.31%	0.59%	3.34%	0.59%	3.34%		
PEDE	Great Pee Dee Bancorp of SC	$14.44	$25.24	$0.93	$14.74	16.79x	97.96%	18.19%	103.59%	15.53x	$0.56	3.88%	60.22%	$139	18.57%	1.04%	1.14%	5.89%	1.23%	6.37%		
SRN	Southern Banc Company of AL	$13.90	$13.36	$0.70	$19.41	16.55x	71.61%	11.86%	71.69%	19.86x	$0.35	2.52%	50.00%	$113	16.56%	0.06%	0.74%	4.46%	0.62%	3.72%		
UCBC	Union Community Bancorp of IN	$16.40	$37.36	$1.30	$16.86	13.78x	97.27%	13.74%	104.93%	12.62x	$0.60	3.66%	46.15%	$272	14.12%	N.A.	1.24%	7.42%	1.36%	8.11%		
UTBI	United Tennessee Bancshares of TN	$13.19	$17.29	$1.32	$12.16	9.84x	108.47%	15.48%	114.80%	9.99x	$0.33	2.50%	25.00%	$112	14.27%	0.41%	1.61%	11.55%	1.59%	11.38%		

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items (including the SAIF assessment) on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

and P/TB ratios equaled 83.01%. In comparison to the average P/B and P/TB ratios for the Peer Group of 95.16% and 98.75%, the Bank's ratios reflect a discount of 12.85% on a P/B basis and a discount of 15.9% on a P/TB basis. RP Financial considered the discounts under the P/B approach to be reasonable in light of the valuation adjustments referenced earlier, including the more significant interest rate risk and credit risk characteristics of the Bank in comparison to the Peer Group. Moreover, while the return on equity will be comparable to the Peer Group average based on the Bank's current earnings rate, the expected downward pressure on earnings in the coming months will serve to depress the Bank's ROE to levels below the Peer Group average.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, the Bank's value equaled 21.21% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 14.97%, which implies a 41.7% premium being applied to the Bank's pro forma P/A ratio.

Comparison to Recent Conversions and Second-Step Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent standard conversion and second-step offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent standard conversions and second-step offerings are not the primary determinate of value herein. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples may not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The recent standard conversions closed at a price/tangible book ratio of 71.2% (see Table 4.2), and both appreciated in aftermarket trading. In comparison, the Bank's P/TB ratio at the appraised midpoint value reflects a premium of 16.5% relative to the average closing price of the recent standard conversion offerings.

The four most recently completed second-step conversion offerings on average closed at a price/tangible book ratio of 103.2%. However, one of the second step conversion transactions involved First Niagara Financial which is a much larger institution than the Bank ($3.3 billion in assets) and which simultaneously acquired another financial institutions as part of its second step transaction. Excluding First Niagara Financial, the median price/tangible book of the second step transactions completed in 2003 equaled 89.4%. On average, the prices of the four second-step conversion offerings increased by 12.3% during the first week of trading. In comparison, the Bank's P/TB ratio at the appraised midpoint value reflects a discount of 7.2% relative to the median closing P/TB ratio of the recent second-step conversion offerings completed in 2003 (excluding First Niagara).

As discussed earlier, given the Jefferson Federal's high MHC ownership ratio which will result in a sale of a relatively greater portion of the Bank's stock to the public in a second step conversion (relative to the recent second step transactions), we would expect the Bank to have pro forma pricing characteristics to share some characteristics of the typical second step conversion transaction and a full conversion offering. In this regard, the Bank's pro forma P/TB ratio at the midpoint, equal to 83.01%, falls within the range exhibited by the recent standard conversion offerings (71.2% average P/TB) and the second step conversion transactions (89.4% median P/TB excluding First Niagara).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of March 7, 2003, the estimated aggregate pro forma valuation of the shares to be issued in the conversion of the MHC, including (1) newly-issued shares representing the MHC's ownership interest in Jefferson Bancshares, (2) exchange shares to be issued to existing public shareholders of Jefferson Bancshares, and (3) shares issued to the Jefferson Federal Foundation, $64,250,000 at the midpoint, equal to 6,425,000 shares at a per share value of $10.00. Based on this valuation, and taking into account the ownership interest represented by the shares owned by the MHC and the shares issued to the Jefferson Federal Charitable Foundation, the midpoint of the offering range was $50,000,000, equal to 5,000,000 shares at $10.00 per share. The resulting offering range includes a minimum value of $42,500,000, equal to 4,250,000 shares at $10.00 per share (85.0% of the midpoint) and a maximum value of $57,500,000, equal to 5,750,000 shares at $10.00 per share (115.0% of the midpoint). In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $66,125,000, equal to 6,612,500 shares at $10.00 per share, without requiring a resolicitation. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.3 and are detailed in Exhibit IV-8 and Exhibit IV-9.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange their shares of the Bank's common stock for newly issued shares of the Bank as a fully converted company. The Board of Directors has independently established a formula to determine the exchange ratio. The formula has been designed to preserve the current aggregate public ownership percentage in the Bank equal to 82.64% as of March 7, 2003. It is the Bank's intent to issue 375,000 shares to the Foundation out of authorized but unissued shares, which will dilute the resulting ownership of the current minority shareholders from 17.36% to 16.34% at the midpoint on a pro forma basis, following the completion of the second step conversion and establishment of the Foundation. Pursuant to this formula, the exchange ratio to be received by the existing minority shareholders of the Bank will be determined at the end of the offering based on the total number of shares sold in the Subscription and Community offerings. As shown in Table 4.3, the exchange ratio for the minority shareholders would be 2.7419 shares, 3.2258 shares, 3.7097 shares and 4.2661 shares of newly issued shares of Jefferson Bancshares stock for each share of stock held by the public shareholders at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Jefferson Bancshares shares for the shares held by the public stockholders or on the proposed exchange ratio.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS
(continued)

EXHIBIT I-1

Jefferson Federal Savings and Loan Association of Morristown
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-2

Jefferson Federal Savings and Loan Association of Morristown
Key Operating Ratios

Exhibit I-2
Key Operating Ratios

	At or For the Six Months Ended December 31,		At or For the Year Ended June 30,				
	2002	2001	2002	2001	2000	1999	1998
Performance Ratios (1):							
Return on average assets	1.33%	0.69%	0.91%	0.90%	1.05%	1.15%	1.27%
Return on average equity	10.25	5.88	7.68	7.60	9.19	9.77	10.28
Interest rate spread (2)	3.79	2.49	3.02	2.56	2.92	2.93	3.11
Net interest margin (3)	4.20	3.08	3.53	3.20	3.47	3.52	3.73
Noninterest expense to average assets	1.92	1.79	1.90	1.65	1.64	1.59	1.69
Efficiency ratio (4)	43.64	54.72	50.73	47.46	42.36		
Average interest-earning assets to average interest-bearing liabilities	114.47	112.75	112.77	112.70	111.80	112.69	112.88
Capital Ratios:							
Tangible capital	13.0	11.5	12.0	11.5	11.6	11.3	11.8
Core capital	13.0	11.5	12.0	11.5	11.6	11.3	11.8
Risk-based capital	22.4	20.0	21.1	20.2	20.3	18.9	18.8
Dividend payout ratio (5)	4.64	8.57	9.06	10.04	9.19	9.11	9.43
Average equity to average assets	12.94	11.80	11.87	11.87	11.41	11.80	12.31
Asset Quality Ratios:							
Allowance for loan losses as a percent of total gross loans	1.40	1.14	1.37	1.17	1.15	1.14	1.00
Allowance for loan losses as a percent of nonperforming loans	113.1	83.6	130.4	80.1	49.1	38.3	44.6
Net charge-offs to average outstanding loans during the period (1)	0.58	0.46	0.32	0.43	0.71	0.26	0.42
Nonperforming loans as a percent of total loans	1.28	1.42	1.09	1.52	2.43	3.08	2.33
Nonperforming assets as a percent of total assets	1.62	1.44	1.16	1.54	1.91	2.55	2.06
Other Data:							
Number of:							
Real estate loans outstanding	2,759	3,006	2,915	3,012	2,983	3,115	2,858
Deposit accounts	15,905	16,599	16,329	16,548	15,728	15,018	13,778
Full service customer service facilities	1	1	1	1	1	1	1
Drive-through facilities	2	2	2	2	2	2	2

(1) Ratios for the six months ended December 31 are annualized.
(2) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3) Represents net interest income as a percent of average interest-earning assets.
(4) Represents noninterest expense divided by the sum of net interest income and noninterest income, excluding gains or losses on the sale of securities.
(5) Reflects total cash dividends paid divided by net earnings. If Jefferson Bancshares, M.H.C. had not waived the receipt of dividends, the ratio would have been 26.76% and 50.92% for the six months ended December 31, 2002 and 2001, respectively, and 53.79%, 59.62%, 54.72%, 54.27% and 56.36% for the years ended June 30, 2002, 2001, 2000, 1999 and 1998, respectively.

EXHIBIT I-3

Jefferson Federal Savings and Loan Association of Morristown
Investment Portfolio Composition

Exhibit I-3
Investment Portfolio Composition

	At December 31, 2002		At June 30, 2002		At June 30, 2001		At June 30, 2000	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)							
Federal agency securities	$22,843	$23,751	$27,933	$28,464	$32,979	$32,954	$40,411	$39,063
Mortgage-backed securities	23,652	24,204	31,416	31,751	21,251	21,197	7,264	6,991
Total	$46,495	$47,955	$59,349	$60,215	$54,230	$54,151	$47,675	$46,054

	More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighte d Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
Federal agency securities	$18,083	5.00%	$5,668	6.05%	$ –	–%	$23,751	5.28%
Mortgage-backed securities	–	–	590	6.77	23,614	4.46	24,204	4.54
Total	$18,083		$6,258		$23,614		$47,955	4.91

EXHIBIT I-4

Jefferson Federal Savings and Loan Association of Morristown
Yields and Costs

Exhibit I-4
Yields and Costs

	Six Months Ended December 31,					
	2002			2001		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)					
Interest-earning assets:						
Loans	$191,468	$7,595	7.93%	$188,971	$8,080	8.55%
Mortgage-backed securities	25,893	572	4.42	24,506	635	5.18
Investment securities	26,182	681	5.20	36,671	1,033	5.63
Other earning assets	12,379	96	1.55	6,441	147	4.56
Total interest-earning assets	255,922	8,944	6.99	256,589	9,895	7.71
Noninterest-earning assets	8,239			7,250		
Total assets	$264,161			$263,839		
Interest-bearing liabilities:						
Passbook accounts	$ 13,835	84	1.21	$12,546	154	2.45
NOW accounts	13,724	68	0.99	11,810	73	1.24
Money market accounts	20,921	224	2.14	7,908	113	2.86
Certificates of deposit	173,082	3,150	3.64	193,312	5,555	5.75
Total interest-bearing deposits	221,562	3,526	3.18	225,576	5,895	5.23
Borrowings	2,000	50	5.00	2,000	51	5.10
Total interest-bearing liabilities	223,562	3,576	3.20	227,576	5,946	5.22
Noninterest-bearing liabilities	6,418			5,132		
Total liabilities	229,980			232,708		
Stockholders' equity	34,181			31,131		
Total liabilities and stockholders' equity	$264,161			$263,839		
Net interest income		$5,368			$3,949	
Interest rate spread			3.79			2.49
Net interest margin			4.20			3.08
Average interest-earning assets to average interest-bearing liabilities	114.47%			112.75%		

Exhibit I-4 (continued)
Yields and Costs

	Year Ended June 30,								
	2002			2001			2000		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)								
Interest-earning assets:									
Loans	$190,980	$15,987	8.37%	$180,340	$15,879	8.81%	$171,255	$14,629	8.54%
Mortgage-backed securities	27,596	1,335	4.84	12,995	753	5.79	6,449	432	6.70
Investment securities	31,980	1,812	5.67	37,020	2,348	6.34	37,140	2,388	6.43
Other earning assets	7,738	245	3.17	4,657	274	5.88	3,956	197	4.98
Total interest-earning assets	258,294	19,379	7.50	235,012	19,254	8.19	218,800	17,646	8.06
Noninterest-earning assets	7,806			7,569			8,467		
Total assets	$266,100			$242,581			$227,267		
Interest-bearing liabilities:									
Passbook accounts	$ 13,241	$ 262	1.98%	$ 11,231	$ 337	3.00%	$ 11,626	$ 348	2.99%
NOW accounts	12,325	137	1.11	10,632	204	1.92	10,861	215	1.98
Money market accounts	10,133	237	2.34	5,872	187	3.18	7,169	235	3.28
Certificates of deposit	191,350	9,528	4.98	178,088	10,839	6.09	162,850	9,074	5.57
Total interest-bearing deposits	227,049	10,164	4.48	205,823	11,567	5.62	192,506	9,872	5.13
Borrowings	2,000	102	5.10	2,708	173	6.39	3,208	186	5.80
Total interest-bearing liabilities	229,049	10,266	4.48	208,531	11,740	5.63	195,714	10,058	5.14
Noninterest-bearing liabilities	5,455			5,262			5,618		
Total liabilities	234,504			213,793			201,332		
Stockholders' equity	31,596			28,788			25,935		
Total liabilities and stockholders' equity	$266,100			$242,581			$227,267		
Net interest income		$ 9,113			$ 7,514			$ 7,588	
Interest rate spread			3.02%			2.56%			2.92%
Net interest margin			3.53%			3.20%			3.47%
Average interest-earning assets to average interest-bearing liabilities	112.77%			112.70%			111.80%		

EXHIBIT I-5

Jefferson Federal Savings and Loan Association of Morristown
NPV Analysis

Exhibit I-5
NPV Analysis

Interest Rate Sensitivity of Net Portfolio Value

Basis Point ("bp") Change in Rates	Net Portfolio Value			Portfolio Value of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change
300 bp	$35,225	(7,576)	(18)%	13.55%	(214)bp
200	38,381	(4,421)	(10)	14.49	(120)
100	40,688	(2,113)	(5)	15.13	(57)
0	42,801	–	–	15.69	–
(100)	46,742	3,941	9	16.76	107

EXHIBIT I-6

Jefferson Federal Savings and Loan Association of Morristown
Loan Portfolio Composition

Exhibit I-6
Loan Portfolio Composition

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At December 31, 2002		At June 30,									
			2002		2001		2000		1999		1998	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)											
Real estate loans:												
One- to four-family	$90,975	47.4%	$ 94,595	48.0%	$ 97,270	51.7%	$ 90,742	51.6%	$ 84,070	48.1%	$ 85,771	51.9%
Home equity lines of credit	799	0.4	253	0.1	–	–	–	–	–	–	–	–
Commercial	44,107	23.0	46,672	23.7	41,145	21.9	37,432	21.3	42,052	24.1	35,371	21.4
Multi-family	12,558	6.5	13,163	6.7	8,670	4.6	8,858	5.0	9,386	5.4	8,481	5.1
Construction	8,509	4.4	11,226	5.7	8,854	4.7	7,744	4.4	7,886	4.5	6,203	3.8
Land	16,576	8.6	13,011	6.6	12,750	6.8	9,643	5.5	8,424	4.8	7,703	4.7
Total real estate loans	173,524	90.4	178,920	90.9	168,689	89.6	154,419	87.8	151,818	87.0	143,529	86.9
Commercial business loans	9,956	5.2	7,759	3.9	6,055	3.2	6,959	4.0	6,949	4.0	6,429	3.9
Consumer loans:												
Automobile loans	3,468	1.8	4,243	2.2	6,012	3.2	7,059	4.0	8,494	4.9	8,416	5.1
Mobile home loans	806	0.4	954	0.5	1,384	0.7	1,536	0.9	1,935	1.1	2,091	1.3
Loans secured by deposits	2,237	1.2	2,787	1.4	3,818	2.0	3,362	1.9	2,487	1.4	1,980	1.2
Other consumer loans	1,986	1.0	2,249	1.1	2,273	1.2	2,494	1.4	2,848	1.6	2,686	1.6
Total consumer loans	8,497	4.4	10,233	5.2	13,487	7.2	14,451	8.2	15,764	9.0	15,173	9.2
Total gross loans	191,977	100.0%	196,912	100.0%	188,231	100.0%	175,829	100.0%	174,531	100.0%	165,131	100.0%
Unearned discount on loans	(15)		(36)		(166)		(736)		(1,531)		(1,476)	
Loans in process	(2,532)		(3,761)		(4,330)		(2,593)		(2,734)		(2,158)	
Deferred loan fees, net	(389)		(387)		(335)		(298)		(301)		(306)	
Allowance for losses	(2,690)		(2,696)		(2,209)		(2,030)		(1,981)		(1,659)	
Total loans receivable, net	$186,351		$190,032		$181,191		$170,172		$167,984		$159,532	

EXHIBIT I-7

Jefferson Federal Savings and Loan Association of Morristown
Contractual Maturity By Loan Type

Exhibit I-7
Contractual Maturity By Loan Type

	Real Estate Loans	Commercial Business Loans	Consumer Loans	Total Loans
		(In thousands)		
Amounts due in:				
One year or less	$ 11,325	$5,968	$4,015	$ 21,308
More than one to three years	2,550	942	2,940	6,432
More than three to five years	8,592	949	953	10,494
More than five to 10 years	14,865	2,097	427	17,389
More than 10 to 15 years	54,904	–	162	55,066
More than 15 years	81,288	–	–	81,288
Total	$173,524	$9,956	$8,497	$191,977

EXHIBIT I-8

Jefferson Federal Savings and Loan Association of Morristown
Subprime Loans

Exhibit I-8
Subprime Loans

	At December 31, 2002		At June 30, 2002		At June 30, 2001		At June 30, 2000	
	Dollar Amount	As a % of Loans in Category	Dollar Amount	As a % of Loans in Category	Dollar Amount	As a % of Loans in Category	Dollar Amount	As a % of Loans in Category
	(Dollars in thousands)							
Subprime real estate loans	$31,580	18.2%	$35,380	19.8%	$39,998	23.7%	$40,928	26.5%
Subprime consumer loans	1,380	16.2	1,890	18.5	2,936	21.8	4,610	31.9
Total subprime loans	$32,960		$37,270		$42,934		$45,538	

EXHIBIT I-9

Jefferson Federal Savings and Loan Association of Morristown
Loan Originations and Repayment Activity

Exhibit I-9
Loan Originations and Repayment Activity

	Six Months Ended December 31,		Year Ended June 30,		
	2002	2001	2002	2001	2000
	(In thousands)				
Total loans at beginning of period	$196,912	$188,231	$188,231	$175,829	$174,531
Loans originated:					
Real estate	18,504	40,937	62,408	63,063	55,186
Commercial business	4,647	2,410	8,593	6,491	7,909
Consumer	2,516	4,691	7,559	13,152	14,754
Total loans originated	25,667	48,038	78,560	82,706	77,849
Real estate loan principal repayments	(22,367)	(15,966)	(32,973)	(29,518)	(33,319)
Other repayments	(8,235)	(22,627)	(36,906)	(40,786)	(43,232)
Net loan activity	(4,935)	9,445	8,681	12,402	1,298
Total gross loans at end of period	$191,977	$197,676	$196,912	$188,231	$175,829

EXHIBIT I-10

Jefferson Federal Savings and Loan Association of Morristown
Non-Performing Assets

Exhibit I-10
Non-Performing Assets

	At December 31, 2002	At June 30, 2002	2001	2000	1999	1998
	(Dollars in thousands)					
Nonaccrual loans:						
Real estate	$2,326	$1,935	$2,692	$3,898	$4,020	$2,715
Commercial business	–	–	17	155	496	424
Consumer	53	133	50	85	662	578
Total	2,379	2,068	2,759	4,138	5,178	3,717
Accruing loans past due 90 days or more	–	–	–	–	–	–
Total of nonaccrual and 90 days or more past due loans	2,379	2,068	2,759	4,138	5,178	3,717
Real estate owned	1,775	978	1,070	215	299	210
Other nonperforming assets	72	66	84	47	138	84
Total nonperforming assets	$4,226	$3,112	$3,913	$4,400	$5,615	$4,011
Total nonperforming loans to net loans	1.28%	1.09%	1.52%	2.43%	3.08%	2.33%
Total nonperforming loans to total assets	0.91%	0.77%	1.08%	1.80%	2.35%	1.91%
Total nonperforming assets to total assets	1.62%	1.16%	1.54%	1.91%	2.55%	2.06%

EXHIBIT I-11

Jefferson Federal Savings and Loan Association of Morristown
Loan Loss Allowance Activity

Exhibit I-11
Loan Loss Allowance Activity

	Six Months Ended December 31,		Year Ended June 30,				
	2002	2001	2002	2001	2000	1999	1998
	(Dollars in thousands)						
Allowance at beginning of period	$2,696	$2,209	$2,209	$2,030	$1,981	$1,659	$1,610
Provision for loan losses	547	480	1,221	960	1,270	764	700
Recoveries:							
Real estate loans	3	–	–	–	–	–	–
Commercial business loans	131	108	204	205	140	–	–
Consumer loans	144	265	479	401	616	128	168
Total recoveries	278	373	683	606	756	128	168
Charge offs:							
Real estate loans	(324)	(70)	(295)	–	–	(34)	(195)
Commercial business loans	(197)	(222)	(312)	(624)	(643)	–	(56)
Consumer loans	(310)	(518)	(810)	(763)	(1,334)	(536)	(568)
Total charge-offs	(831)	(810)	(1,417)	(1,387)	(1,977)	(570)	(819)
Net charge-offs	(553)	(437)	(734)	(781)	(1,221)	(442)	(651)
Allowance at end of period	$2,690	$2,252	$2,696	$2,209	$2,030	$1,981	$1,659
Allowance to nonperforming loans	113.1%	83.6%	130.4%	80.1%	49.1%	38.3%	44.6%
Allowance to total gross loans outstanding at the end of the period	1.40%	1.14%	1.37%	1.17%	1.15%	1.14%	1.00%
Net charge-offs to average loans outstanding during the period (1)	0.58%	0.46%	0.32%	0.43%	0.71%	0.26%	0.42%

(1) Ratios for the six month periods are annualized.

EXHIBIT I-12

Jefferson Federal Savings and Loan Association of Morristown
Deposit Composition

Exhibit I-12
Deposit Composition

	At December 31, 2002	At June 30, 2002	2001	2000
		(In thousands)		
Noninterest-bearing accounts	$ 4,870	$ 4,809	$ 3,955	$ 4,610
NOW accounts	13,851	13,358	10,917	11,350
Passbook accounts	13,484	14,375	12,000	11,534
Money market deposit accounts	22,855	16,569	7,792	6,244
Certificates of deposit	167,978	182,738	187,397	165,403
Total	$223,038	$231,849	$222,061	$199,141

EXHIBIT I-13

Jefferson Federal Savings and Loan Association of Morristown
Time Deposit By Rate

Exhibit I-13
Time Deposit By Rate

The following table sets forth the time deposits classified by rates at the dates indicated.

	At December 31, 2002	At June 30, 2002	2001	2000
			(In thousands)	
1.01 - 2.00%	$ 25,880	$ –	$ –	$ –
2.01 - 3.00%	71,123	59,947	–	–
3.01 - 4.00%	28,954	62,599	866	–
4.01 - 5.00%	24,772	31,452	38,381	15,314
5.01 - 6.00%	5,556	10,091	62,490	86,571
6.01 - 7.00%	11,693	18,649	85,660	63,498
7.01 - 8.00%	–	–	–	20
Total	$167,978	$182,738	$187,397	$165,403

The following table sets forth the amount and maturities of time deposits at December 31, 2002.

	Amount Due					
	Less Than One Year	1-2 Years	2-3 Years	3-4 Years	Total	Percent of Total Certificate Accounts
		(Dollars in thousands)				
1.01 - 2.00%	$ 25,111	$ 769	$ –	$ –	$ 25,880	15.4%
2.01 - 3.00%	67,173	3,115	835	–	71,123	42.3
3.01 - 4.00%	1,157	7,122	20,435	240	28,954	17.2
4.01 - 5.00%	2,093	17,040	4,751	888	24,772	14.8
5.01 - 6.00%	622	4,295	639	–	5,556	3.3
6.01 - 7.00%	9,664	2,029	–	–	11,693	7.0
Total	$105,820	$34,370	$26,660	$1,128	$167,978	100.0%

EXHIBIT I-14

Jefferson Federal Savings and Loan Association of Morristown
FHLB Advance Borrowing Activity

Exhibit I-14
FHLB Advance Borrowing Activity

	Six Months Ended December 31,		Year Ended June 30,		
	2002	2001	2002	2001	2000
	(Dollars in thousands)				
Maximum amount of advances outstanding at any month end	$2,000	$2,000	$2,000	$5,000	$6,500
Average advances outstanding	2,000	2,000	2,000	2,708	3,208
Weighted average interest rate during the period	5.00%	5.10%	5.10%	6.39%	5.80%
Balance outstanding at end of period	$2,000	$2,000	$2,000	$2,000	$4,000
Weighted average interest rate at end of period	5.01%	5.01%	5.01%	5.01%	6.78%

EXHIBIT II-1

Jefferson Federal Savings and Loan Association of Morristown
Description of Office Facilities

Exhibit II-1
Description of Office Facilities

Location	Year Opened	Net Book Value as of December 31, 2002	Square Footage	Owned/ Leased
		(Dollars in thousands)		
Main Office 120 Evans Avenue Morristown, Tennessee	1997	$3,351	24,000	Owned
Drive-Through 143 E. Main Street Morristown, Tennessee	1995	447	800	Owned
Drive-Through 1960 W. Morris Blvd. Morristown, Tennessee	1998	52	700	Leased(1)

(1) The current lease expires in April 2007, with an option for an additional five years.

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1995:	Quarter 1	9.00%	5.88%	6.49%	7.20%
	Quarter 2	9.00%	5.60%	5.65%	6.21%
	Quarter 3	8.75%	5.40%	5.65%	6.17%
	Quarter 4	8.50%	5.10%	5.18%	5.58%
1996:	Quarter 1	8.25%	5.13%	5.41%	6.34%
	Quarter 2	8.25%	5.18%	5.70%	6.73%
	Quarter 3	8.25%	5.14%	5.71%	6.72%
	Quarter 4	8.25%	5.21%	5.51%	6.43%
1997:	Quarter 1	8.50%	5.35%	6.02%	6.92%
	Quarter 2	8.50%	5.25%	5.67%	6.51%
	Quarter 3	8.50%	5.06%	5.47%	6.12%
	Quarter 4	8.50%	5.36%	5.51%	5.75%
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
	March 7, 2003	4.25%	1.11%	1.14%	3.61%

(1) End of period data.

Sources: Federal Reserve. And SNL Financial

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
'inancial Services Industry Consultants
.700 North Moore Street, Suite 2210
rlington, Virginia 22209
703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 17, 2003(1)

icker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
alifornia Companies										
DW	Golden West Fin. Corp. of CA	NYSE	Nationwide	Thrift	68,406	267	12-31	05/59	71.79	11,021
ES	Westcorp of Irvine CA	NYSE	California	Thrift	12,181 S	24	12-31	05/86	19.34	758
SL	Downey Financial Corp. of CA	NYSE	Southern CA	Thrift	11,978	144	12-31	01/71	39.60	1,106
DE	IndyMac Bancorp of CA	NYSE		Thrift	9,574	0		/	18.90	1,036
ED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	4,254	29	12-31	12/83	30.41	515
FB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,036	24	03-31	03/96	31.47	381
THR	Hawthorne Fin. Corp. of CA	OTC	Southern CA	Thrift	2,496	9	12-31	/	30.35	224
CBC	Quaker City Bancorp, Inc of CA	OTC	Los Angeles CA	Thrift	1,571	20	06-30	12/93	33.18	210
ROV	Provident Fin. Holdings of CA	OTC	Southern CA	M.B.	1,172	11	06-30	06/96	28.03	141
PFC	United PanAm Fin. Corp of CA	OTC	San Francisco CA	Thrift	951	4	12-31	04/98	7.31	115
CBI	Commercial Capital Bcrp of CA	OTC	Southern CA	Thrift	850	3	12-30	/	8.95	125
WFG	Harrington West Fncl of CA	OTC	Southern CA	Thrift	781 S	10	12-30	/	11.51	50
BBC	Monterey Bay Bancorp of CA	OTC	West Central CA	Thrift	610	8	12-31	02/95	20.10	69
PTB	First PacTrust Bancorp of CA	OTC	Southern CA	Thrift	408 S	0	12-30	08/02	16.01	85
PBI	Pacific Premier Bncrp of CA	OTC	Southern CA	Thrift	238	5	12-31	06/97	6.15	8
YFC	Broadway Financial Corp. of CA	OTC	Los Angeles CA	Thrift	205	4	12-31	01/96	10.85	20
'lorida Companies										
KUNA	BankUnited Fin. Corp. of FL	OTC	Miami FL	Thrift	6,372	38	09-30	12/85	16.40	416
BX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	5,421	80	12-31	11/83	9.22	538
FFL	Fidelity Bankshares, Inc of FL	OTC	Southeast FL	Thrift	2,438	38	12-31	05/01	18.19	289
ARB	Harbor Florida Bancshrs of FL	OTC	Eastern FL	Thrift	2,126	32	09-30	03/98	24.70	590
FLC	FFLC Bancorp of Leesburg FL	OTC	Central FL	Thrift	916	12	12-31	01/94	35.84	128
FBK	FloridaFirst Bancorp of FL	OTC	Westcentral FL	Thrift	848	18	09-30	12/00	22.35	120
DTR	Federal Trust Corp of FL	OTC	Northcentral FL	Thrift	368	3	12-31	12/97	5.14	34
id-Atlantic Companies										
OV	Sovereign Bancorp, Inc. of PA	NYSE	MA,NJ,PA,RI,CT	M.B.	39,563 S	515	12-31	08/86	13.72	3,622
PT	GreenPoint Fin. Corp. of NY (3)	NYSE	New York City NY	Thrift	21,814	74	12-31	01/94	42.36	4,080
F	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	21,698	86	12-31	11/93	25.25	2,141
CBK	Hudson Cty Bcp MHC of NJ(38.8) (3)	OTC	New Jersey	Thrift	14,145	81	12-31	07/99	19.13	3,672
YB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	11,313	114	12-31	11/93	28.40	3,001
SLN	Roslyn Bancorp, Inc. of NY (3)	OTC	Long Island NY	M.B.	11,020	32	12-31	01/97	19.39	1,566
CBC	Independence Comm Bnk Cp of NY	OTC	NY,NJ	Thrift	8,062 S	71	12-31	03/98	26.11	1,469
IB	Staten Island Bancorp of NY (3)	NYSE	NY,NJ	Thrift	6,882 S	32	12-31	12/97	15.04	906
YPT	Waypoint Financial Corp of PA	OTC	PA,MD	Thrift	5,425	58	12-31	10/00	17.79	617
WSB	Northwest Bcrp MHC of PA(25.4)	OTC	PA,NY,OH	Thrift	4,951	124	06-30	11/94	15.54	740
FS	Provident Financal Serv of NJ	NYSE	Northern NJ	Thrift	3,678 P	0	12-31	01/03	15.49	953
NFG	First Niagara Financial of NY (3)	OTC	North/Central NY	Thrift	3,476 P	38	12-31	01/03	11.60	781
COM	Dime Community Bancshars of NY (3)	OTC	New York City NY	Thrift	2,946	19	06-30	06/96	21.86	561
RBT	Hudson River Bancorp Inc of NY	OTC	Southeast NY	Thrift	2,468	52	03-31	07/98	23.99	364
SLA	First Sentinel Bancorp of NJ	OTC	Eastern NJ	Thrift	2,257	23	12-31	04/98	14.21	404
FSB	PennFed Fin. Services of NJ	OTC	Northern NJ	Thrift	1,838	21	06-30	07/94	27.10	193
CFC	OceanFirst Fin. Corp of NJ	OTC	Eastern NJ	Thrift	1,744	16	12-31	07/96	21.50	296
SFS	WSFS Financial Corp. of DE (3)	OTC	Wilmington DE,PA	Div.	1,705	22	12-31	11/86	32.30	281
FIC	Flushing Fin. Corp. of NY (3)	OTC	New York City NY	Thrift	1,653	10	12-31	11/95	17.14	216
VSA	Parkvale Financial Corp of PA	OTC	Southwestern PA	Thrift	1,619	38	06-30	07/87	23.03	128
RTR	Partners Trust MHC of NY(46.4)	OTC	Western NY	Thrift	1,333	9	12-31	04/02	16.92	240
SBF	ESB Financial Corp. of PA	OTC	Western PA	Thrift	1,320	17	12-31	06/90	15.85	139
RYF	Troy Financial Corp of Troy NY	OTC	Eastcentral NY	Thrift	1,197	21	09-30	03/99	25.90	245
MCO	FMS Fin Corp. of Burlington NJ	OTC	Southern NJ	Thrift	1,127	34	12-31	12/88	12.96	84
BCP	Provident Bcp MHC of NY (45.1)	OTC	Southern NY	Thrift	1,058	17	09-30	01/99	31.37	251
FNC	Progress Financial Corp. of PA	OTC	Southeastern PA	Thrift	1,018	20	12-31	07/83	12.90	90
EPF	Northeast PA Fin. Corp of PA	OTC	Northeast PA	Thrift	923	19	09-30	04/98	16.42	68
BBC	First Bell Bancorp, Inc. of PA	OTC	Pittsburgh PA	Thrift	879 S	7	12-31	06/95	21.44	97
AF	GA Financial Corp., Inc. of PA	AMEX	Pittsburgh PA	Thrift	858	14	12-31	03/96	25.80	133
GBC	Willow Grove Bancorp of PA	OTC	Philadelphia PA	Thrift	807	13	06-30	04/02	14.05	159

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 17, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
THTL	Thistle Group Holdings of PA	OTC	Philadelphia PA	Thrift	785 S	13	12-31	07/98	14.25	75
WSBI	Warwick Community Bncrp of NY (3)	OTC	Southeast NY,NJ	Thrift	781	8	12-31	12/97	30.03	145
SFFS	Sound Fed Bancorp Inc of NY	OTC	NY,CT	Thrift	739 P	8	03-31	01/03	11.50	152
THRD	TF Fin. Corp. of Newtown PA	OTC	PA,NJ	Thrift	726 S	13	12-31	07/94	25.64	70
FSBI	Fidelity Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	630	11	09-30	06/88	20.12	49
HARL	Harleysville Svgs Fin Cp of PA	OTC	Southeastern PA	Thrift	618	5	09-30	08/87	26.50	60
BCSB	BCSB Bankcorp MHC of MD (36.0)	OTC	Northeast MD	Thrift	600	11	09-30	07/98	13.10	77
PBCI	Pamrapo Bancorp, Inc. of NJ	OTC	Northern NJ	Thrift	589	11	12-31	11/89	18.50	95
FKFS	First Keystone Fin., Inc of PA	OTC	Southeastern PA	Thrift	527	7	09-30	01/95	19.23	39
GAFC	Greater Atlant. Fin Corp of VA	OTC	North. VA,DC,MD	Thrift	511	9	09-30	06/99	7.02	21
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	484	5	03-31	10/94	12.20	28
EQSB	Equitable Bank of Wheaton MD	OTC	Central MD	Thrift	461	5	09-30	09/93	32.63	46
SVBI	Severn Bancorp Inc of MD	OTC	Central Maryland	Thrift	435 S	2	12-30	/	19.15	79
ONFC	Oneida Fincl MHC of NY (45.7)	OTC	Central NY	Thrift	422 S	6	12-31	12/98	22.74	115
WVFC	WVS Financial Corp. of PA	OTC	Pittsburgh PA	Thrift	408	6	06-30	11/93	16.02	42
PHFC	Pittsburgh Fin Corp of PA	OTC	Pittsburgh PA	Thrift	403	9	09-30	04/96	13.03	18
WEBK	West Essex Bp MHC of NJ (40.1)	OTC	NorthCentral NJ	Thrift	389 S	8	12-31	10/98	35.09	172
ALLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	376 S	8	12-31	03/95	29.13	100
PHSB	PHSB Financial Corp of PA	OTC	Western PA	Thrift	346	10	12-31	12/01	17.00	51
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	293 J	5	07-31	08/88	9.05	42
ESBK	Elmira Svgs Bank, FSB of NY (3)	OTC	NY,PA	Thrift	284	6	12-31	03/85	26.60	25
LARL	Laurel Capital Group Inc of PA	OTC	Southwestern PA	Thrift	271	6	06-30	02/87	19.10	36
PBHC	Pathfinder BC MHC of NY (39.1) (3)	OTC	Upstate NY	Thrift	258 S	5	12-31	11/95	14.40	37
IFSB	Independence FSB of DC	OTC	Washington DC,MD	Thrift	255 S	6	12-31	06/85	13.28	19
ROME	Rome Bncp Inc MHC of NY (41.6) (3)	OTC	Central NY	Thrift	250	4	12-31	10/99	26.00	75
GCBC	Green Co Bcrp MHC of NY (43.0)	OTC	Southeast NY	Thrift	236	6	06-30	12/98	21.54	44
AFBC	Advance Fin. Bancorp of WV	OTC	Northwest WV,OH	Thrift	234	5	06-30	01/97	20.64	19
SKBO	Skibo Fin Corp MHC of PA(39.8)	OTC	Western PA	Thrift	157	3	03-31	04/97	14.40	45
ALFC	Atlantic Liberty Fincl of NY	OTC	Brooklyn, NY	Thrift	141	4	12-30	10/02	15.82	27
GOV	Gouverneur Bcp MHC of NY(42.4)	AMEX	Northern NY	Thrift	86	1	09-30	03/99	9.90	23
Mid-West Companies										
CFB	Commercial Federal Corp. of NE	NYSE	CO,IA,NE,KS,OK	M.B.	13,081	195	12-31	12/84	22.16	1,001
CFFN	Capitol Fd Fn MHC of KS (30.0)	OTC	Kansas	Thrift	8,688	34	09-30	04/99	30.17	2,205
FBC	Flagstar Bancorp, Inc of MI	NYSE	MI,IN	Thrift	7,659 S	75	12-31	04/97	24.46	724
MAFB	MAF Bancorp, Inc. of IL	OTC	Chicago IL	Thrift	5,937	33	12-31	01/90	33.83	787
ABCW	Anchor BanCorp Wisconsin of WI	OTC	Wisconsin	M.B.	3,522	54	03-31	07/92	22.59	551
FTFC	First Fed. Capital Corp. of WI	OTC	S. WI,MN,IL	Thrift	3,026	84	12-31	11/89	19.84	391
BKMU	Bank Mutual Cp MHC of WI(49.8)	OTC	WI,MN	Thrift	2,843	70	12-31	11/00	22.90	498
STFR	St. Francis Cap. Corp. of WI	OTC	Milwaukee WI	Thrift	2,237	22	09-30	06/93	23.30	218
UCFC	United Community Fin. of OH	OTC	Youngstown OH	Thrift	1,990	29	12-31	07/98	8.76	309
TONE	TierOne Corporation of NE	OTC	Lincoln NE	Thrift	1,946	0	12-31	10/02	16.09	363
SUPI	Superior Financial Corp of AR	OTC	Eastcentral AR	Thrift	1,733	60	12-31	02/99	18.85	159
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,585	23	12-31	07/98	13.56	172
FFPC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	1,502	24	06-30	01/99	16.46	221
METF	Metropolitan Fin. Corp. of OH	OTC	Northeast OH	Thrift	1,497 S	24	12-31	10/96	5.03	81
CAFI	Camco Fin Corp of Cambridge OH	OTC	Eastern OH,KY	Thrift	1,083	22	12-31	/	17.00	131
CTZN	Citizens First Bancorp of MI	OTC	Southeast MI	Thrift	984 S	15	03-31	03/01	19.58	168
NASB	NASB Fin, Inc. of Grandview MO	OTC	Western MO	Thrift	978 S	8	09-30	09/85	22.69	191
FDEF	First Defiance Fin. Corp of OH	OTC	Northwest OH	Thrift	884	14	12-31	10/95	19.65	126
HFFC	HF Financial Corp. of SD	OTC	SD,MN	Thrift	807	32	06-30	04/92	16.48	54
MFSF	MutualFirst Fin. Inc. of IN	OTC	Eastcentral IN	Thrift	784 S	17	12-31	12/99	21.39	118
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	782	8	12-31	04/98	18.85	87
HMNF	HMN Financial, Inc. of MN	OTC	Southeast MN,IA	Thrift	738	13	12-31	06/94	15.98	70
FBCI	Fidelity Bancorp of Chicago IL	OTC	Chicago IL	Thrift	730	5	09-30	12/93	29.74	92
PVFC	PVF Capital Corp. of OH	OTC	Cleveland OH	R.E.	705	13	06-30	12/92	13.14	76
CASH	First Midwest Fin., Inc. of IA	OTC	IA,SD	Thrift	673	16	09-30	09/93	16.54	41
PFSL	Pocahontas Bancorp, Inc. of AR	OTC	Northeast AR	Thrift	644	19	09-30	04/98	10.99	47
FFSX	First Federal Bankshares of IA	OTC	IA,NE	Thrift	641	16	06-30	04/99	15.65	63
PCBI	Peoples Community Bcrp. of OH	OTC	Southwest OH	Thrift	619	9	09-30	03/00	22.50	57
KNK	Kankakee Bancorp, Inc. of IL	AMEX	Northeast IL	Thrift	552 S	14	12-31	01/93	38.99	45

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 17, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
FFHH	FSF Financial Corp. of MN	OTC	Southern MN	Thrift	550	12	09-30	10/94	24.06	56
LNCB	Lincoln Bancorp of IN	OTC	Central IN	Thrift	522	8	12-31	12/98	17.00	79
WFI	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	517	6	09-30	08/88	10.33	46
PFDC	Peoples Bancorp of Auburn IN	OTC	Northeast IN,MI	Thrift	506	15	09-30	07/87	18.00	62
FSFF	First SecurityFed Fin of IL	OTC	Chicago IL,PA	Thrift	463 S	5	12-31	10/97	25.87	103
ASBI	Ameriana Bancorp of IN	OTC	Eastern IN,OH	Thrift	457	11	12-31	03/87	12.73	40
PULB	Pulaski Fin Cp of St. Louis MO	OTC	St. Louis MO	Thrift	431	5	09-30	12/98	22.56	62
MFBC	MFB Corp. of Mishawaka IN	OTC	Northern IN	Thrift	414	7	09-30	03/94	22.68	29
HFBC	HopFed Bancorp of KY	OTC	Southwest KY	Thrift	410 S	6	12-31	02/98	13.71	50
FFFD	North Central Bancshares of IA	OTC	Central IA	Thrift	404	9	12-31	03/96	34.25	56
GFED	Guaranty Fed Bancshares of MO	OTC	Southwest MO	Thrift	375	9	06-30	12/97	15.30	46
CFSL	Chesterfield Financial of IL	OTC	Chicago, IL	Thrift	360 S	3	06-30	05/01	20.25	79
WAYN	Wayne Savings Bancorp of OH	OTC	Central OH	Thrift	354 P	10	03-31	01/03	10.98	43
CFSB	Citizens First Fin Corp. of IL	OTC	Central IL	Thrift	349 S	5	12-31	05/96	21.89	32
WOFC	Western Ohio Fin. Corp. of OH	OTC	Western OH	Thrift	344 S	6	12-31	07/94	22.01	39
LSBI	LSB Fin. Corp. of Lafayette IN	OTC	Central IN	Thrift	319	5	12-31	02/95	21.64	30
FCAP	First Capital, Inc. of IN	OTC	Southern IN	Thrift	309	9	12-31	01/99	20.25	52
STBI	Sturgis Bancorp of MI	OTC	Southcentral MI	Thrift	304 S	11	12-31	11/88	10.08	29
HMLK	Hemlock Fed. Fin. Corp. of IL	OTC	Chicago IL	Thrift	303 S	6	12-31	04/97	27.57	27
FFHS	First Franklin Corp. of OH	OTC	Cincinnati OH	Thrift	281 S	7	12-31	01/88	14.49	24
SMBC	Southern Missouri Bncrp of MO	OTC	Southeast MO	Thrift	273	8	06-30	04/94	23.99	29
UCBC	Union Community Bancorp of IN	OTC	W.Central IN	Thrift	272 S	7	12-31	12/97	16.40	37
FBSI	First Bancshares, Inc. of MO	OTC	Southcentral MO	Thrift	265	10	06-30	12/93	14.14	23
HCBB	HCB Bancshares, Inc. of AR	OTC	Southcentral AR	Thrift	254	6	06-30	05/97	17.25	25
JXSB	Jcksnville Bcp MHC of IL(45.6)	OTC	Central IL	Thrift	248 S	7	12-31	04/95	12.50	24
PFED	Park Bancorp of Chicago IL	OTC	Chicago IL	Thrift	243 S	3	12-31	08/96	25.32	31
FFBI	First Federal Bancshares of IL	OTC	Westcentral IL	Thrift	242 S	6	12-31	09/00	20.07	36
FFWC	FFW Corporation of Wabash IN	OTC	Central IN	Thrift	236 S	4	06-30	04/93	16.70	22
NEIB	Northeast Indiana Bncrp of IN	OTC	Northeast IN	Thrift	225	3	12-31	06/95	15.70	24
FFBZ	First Federal Bncrp, Inc of OH	OTC	Eastern OH	Thrift	224	6	09-30	07/92	7.72	25
RIVR	River Valley Bancorp of IN	OTC	Southeast IN	Thrift	223 S	5	12-31	12/96	28.74	23
WEFC	Wells Fin. Corp. of Wells MN	OTC	Southcentral MN	Thrift	221	8	12-31	04/95	22.91	26
FBTC	First BancTrust Corp of IL	OTC	Eastcentral IL	Thrift	203	2	12-31	04/01	17.90	24
SFBI	Security Financial Bcrp of IN	OTC	Northeast IN	Thrift	199	6	06-30	01/00	23.77	44
MCBF	Monarch Community Bncrp of MI	OTC	Southcentral MI	Thrift	196 S	6	12-31	08/02	11.93	28
FBEI	First Bancorp of Indiana of IN	OTC	Evansville IN	Thrift	180	7	06-30	04/99	17.23	29
GTPS	Great American Bancorp of IL	OTC	East Central IL	Thrift	167	3	12-31	06/95	29.96	25
FFSL	First Independence Corp. of KS	OTC	Southeast KS	Thrift	159	3	09-30	10/93	15.93	15
HFFB	Harrodsburg 1st Fin Bcrp of KY	OTC	Central KY	Thrift	155	3	09-30	10/95	14.63	20
FKAN	First Kansas Fin. Corp. of KS	OTC	Northeast KS	Thrift	151 S	6	12-31	06/98	15.70	14
ASBP	ASB Financial Corp. of OH	OTC	Southern OH	Thrift	150	1	06-30	05/95	14.69	23
LOGN	Logansport Fin. Corp. of IN	OTC	Northern IN	Thrift	150	1	12-31	06/95	17.70	15
HCFC	Home City Fin. Corp. of OH	OTC	Southwest OH	Thrift	149 S	2	12-31	12/96	12.52	10
AMFC	AMB Fin. Corp. of Munster IN	OTC	Northwest IN	Thrift	147 S	3	12-31	04/96	15.28	12
FFED	Fidelity Fed. Bancorp of IN	OTC	Southwestern IN	Thrift	144 S	5	12-31	08/87	1.55	10
CKFB	CKF Bancorp of Danville KY	OTC	Central KY	Thrift	140 S	3	12-31	01/95	19.52	14
HLFC	Home Loan Financial Corp of OH	OTC	Central OH	Thrift	140	3	06-30	03/98	14.40	23
PSFC	Peoples Sidney Fin. Corp of OH	OTC	WestCentral OH	Thrift	139	4	06-30	04/97	13.91	20
FKKY	Frankfort First Bancorp of KY	OTC	Frankfort KY	Thrift	139	3	06-30	07/95	18.00	22
NBSI	North Bancshares of Chicago IL	OTC	Chicago IL	Thrift	138	2	12-31	12/93	14.71	17
LXMO	Lexington B&L Fin. Corp. of MO	OTC	West Central MO	Thrift	136	3	09-30	06/96	17.85	13
FFDF	FFD Financial Corp of Dover OH	OTC	Northeast OH	Thrift	133	2	06-30	04/96	13.39	16
SOBI	Sobieski Bancorp of S. Bend IN	OTC	Northern IN	Thrift	131	3	06-30	03/95	12.99	9
CIBI	Community Inv. Bncp, Inc of OH	OTC	NorthCentral OH	Thrift	121	3	06-30	02/95	12.56	14
PBNC	PFS Bancorp Inc of IN	OTC	Southeastern IN	Thrift	119	3	12-31	10/01	16.43	25
GCFC	Grand Central Fin. Corp. of OH	OTC	Northeast OH	Thrift	113 S	2	12-31	12/98	10.40	18
BRBI	Blue River Bancshares of IN	OTC	Central IN	Thrift	109 S	4	12-31	06/98	4.70	9
MSBF	MSB Financial, Inc of MI	OTC	Southcentral MI	Thrift	101	3	06-30	02/95	13.00	17
FNFI	First Niles Fin., Inc. of OH	OTC	Central Ohio	Thrift	101	1	12-31	10/98	16.03	23
WCFB	Wbstr Cty Fed MHC of IA (38.5)	OTC	Central IA	Thrift	100 S	1	12-31	08/94	19.40	37
SFFC	StateFed Financial Corp. of IA	OTC	Des Moines IA	Thrift	99	3	06-30	01/94	11.65	15
KYF	Kentucky First Bancorp of KY	AMEX	Central KY	Thrift	76	2	06-30	08/95	17.20	15
HWEN	Home Financial Bancorp of IN	OTC	Central IN	Thrift	67	2	06-30	07/96	4.58	6

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 17, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
VBS	Webster Financial Corp. of CT	NYSE	CT	Thrift	13,468	109	12-31	12/86	35.40	1,615
PBCT	Peoples Bank, MHC of CT (40.8) (3)	OTC	CT	Div.	12,260	150	12-31	07/88	25.16	1,552
SCFS	Seacoast Fin Serv Corp of MA (3)	OTC	Southeast MA	Thrift	3,723 S	42	12-31	11/98	18.51	433
SBMC	Connecticut Bancshares of CT (3)	OTC	Northeast CT	Thrift	2,547	28	12-31	03/00	42.80	475
?AB	FirstFed America Bancorp of MA	AMEX	MA,RI	Thrift	2,530	28	03-31	01/97	27.95	232
FESX	First Essex Bancorp, Inc of MA (3)	OTC	MA,NH	Div.	1,766 S	20	12-31	08/87	32.55	249
BFD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,526	11	12-31	10/95	25.31	112
PORT	Port Fin. Corp of Brighton MA	OTC	Eastern MA	Thrift	1,469	10	12-31	04/00	47.53	250
BRKL	Brookline Bancorp of MA (3)	OTC	Eastern MA	Thrift	1,423	6	12-31	07/02	13.05	764
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,046	11	12-31	06/00	23.03	141
MASB	MassBank Corp. of Reading MA (3)	OTC	Eastern MA	Thrift	1,009	15	12-31	05/86	28.00	129
ABBK	Abington Bancorp of MA (3)	OTC	Southeastern MA	Thrift	938 S	13	12-31	06/86	20.97	79
'PD	Westfield Finl MHC of MA(47.0) (3)	AMEX	Southwestern MA	Thrift	791 S	10	12-31	12/01	15.55	158
'RO	Woronoco Bancorp, Inc of MA	AMEX	Southwest MA	Thrift	706	12	12-31	03/99	21.21	76
NMIL	Newmil Bancorp, Inc. of CT (3)	OTC	Western CT	Thrift	662	18	06-30	02/86	22.80	97
BYS	Bay State Bancorp, Inc. of MA	AMEX	Eastern MA	Thrift	597	6	03-31	03/98	24.90	122
CEBK	Central Bncrp of Somerville MA (3)	OTC	Eastern MA	Thrift	488	8	03-31	10/86	31.98	53
NHTB	NH Thrift Bancshares of NH	OTC	Central NH	Thrift	480 S	14	12-31	05/86	18.83	37
'BN	Northeast Bancorp of Auburn ME (3)	AMEX	Eastern ME	Thrift	448	11	06-30	08/87	15.00	40
LSBX	LSB Corp of No. Andover MA (3)	OTC	Northeastern MA	Thrift	439	5	12-31	05/86	12.90	55
HIFS	Hingham Inst. for Sav. of MA (3)	OTC	Eastern MA	Thrift	426	6	12-31	12/88	30.80	64
ANE	Alliance Bncp of New Eng of CT (3)	AMEX	Northern CT	Thrift	414 S	9	12-31	12/86	19.01	51
MYST	Mystic Financial of MA (3)	OTC	Eastern MA	Thrift	398	5	06-30	01/98	17.95	26
MFLR	Mayflower Co-Op. Bank of MA (3)	OTC	Southeastern MA	Thrift	185 J	5	04-30	12/87	15.74	21
FCB	Falmouth Bancorp, Inc. of MA (3)	AMEX	Southeast MA	Thrift	153	3	09-30	03/96	24.50	22
North-West Companies										
WFSL	Washington Federal, Inc. of WA	OTC	WA,OR,AZ,ID,UT	Thrift	7,360	115	09-30	11/82	22.02	1,531
STSA	Sterling Financial Corp of WA	OTC	WA,ID,OR,MT	M.B.	3,506	77	12-31	06/83	20.82	249
KFBI	Klamath First Bancorp of OR	OTC	Southern OR,WA	Thrift	1,486	56	09-30	10/95	16.85	114
HRZB	Horizon Financial Corp. of WA (3)	OTC	Northwest WA	Thrift	811	15	03-31	08/86	14.80	158
FMSB	First Mutual Bncshrs Inc of WA (3)	OTC	Western WA	Thrift	745	10	12-31	12/85	16.83	71
EVRT	Evertrust Fin. Grp, Inc. of WA (3)	OTC	Northeast WA	Thrift	703	12	03-31	10/99	23.28	114
HFWA	Heritage Financial Corp of WA	OTC	NW WA	Thrift	595	18	12-31	01/98	21.39	146
TSBK	Timberland Bancorp, Inc. of WA	OTC	Westcentral WA	Thrift	434	13	09-30	01/98	18.92	82
RVSB	Riverview Bancorp, Inc. of WA	OTC	Southwest WA	Thrift	422	12	03-31	10/97	16.90	73
OTFC	Oregon Trail Fin. Corp. of OR	OTC	Northeast OR,WA	Thrift	380	9	03-31	10/97	23.03	70
FBNW	FirstBank NW Corp. of ID	OTC	West WA/East ID	Thrift	326	8	03-31	07/97	23.92	33
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC	OTC	Charleston SC	Thrift	2,225	44	09-30	11/83	24.70	322
CFCP	Coastal Fin. Corp. of SC	OTC	SC,NC	Thrift	1,024	16	09-30	09/90	12.64	134
CHFN	Charter Fincl MHC of GA (20.0)	OTC	Southwest GA,AL	Thrift	943	5	09-30	10/01	30.30	599
FFBH	First Fed. Bancshares of AR	OTC	Northern AR	Thrift	676 S	16	12-31	05/96	26.16	71
TSH	Teche Hlding Cp of Franklin LA	AMEX	Southern LA	Thrift	520	15	09-30	04/95	27.50	64
CSBC	Citizens South Banking of NC	OTC	Southwest NC	Thrift	492	9	12-31	10/02	10.77	98
UFBS	Union Fin Bancshares Inc of SC	OTC	Northwest SC	Thrift	332	6	09-30	08/87	14.72	29
CFFC	Community Fin. Corp. of VA	OTC	Central VA	Thrift	286	6	03-31	03/88	15.02	31
BFSB	Bedford Bancshares, Inc. of VA	OTC	Southwest VA	Thrift	258	4	09-30	08/94	18.45	37
DFBS	Dutchfork Bancshares Inc of SC	OTC	Central SC	Thrift	224	3	09-30	07/00	29.76	37
SSFC	South Street Fin. Corp. of NC (3)	OTC	South Central NC	Thrift	222 S	2	12-31	10/96	8.15	25
GSLA	GS Financial Corp. of LA	OTC	New Orleans LA	Thrift	210	3	12-31	04/97	18.99	29
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	142 S	5	09-30	02/95	14.61	12
PEDE	Great Pee Dee Bancorp of SC	OTC	Northeast SC	Thrift	139	2	06-30	12/97	14.44	25
SRN	Southern Banc Company of AL	AMEX	Northeast AL	Thrift	113	4	06-30	10/95	13.90	13
UTBI	United Tenn. Bancshares of TN	OTC	Eastern TN	Thrift	112	3	12-31	01/98	13.19	17
South-West Companies										
CBSA	Coastal Bancorp of Houston TX	OTC	Houston TX	M.B.	2,526	50	12-31	03/92	28.70	148

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 17, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
South-West Companies (continued)										
JXVL	Jacksonville Bancorp Inc of TX	OTC	East Central TX	Thrift	430	9	09-30	04/96	27.24	48
GUPB	GFSB Bancorp, Inc of Gallup NM	OTC	Northwest NM	Thrift	211	2	06-30	06/95	17.60	20
AABC	Access Anytime Bancorp of NM	OTC	Eastern NM	Thrift	195 S	6	12-31	08/86	9.42	14
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	OTC	NM,AZ	Thrift	1,708	3	12-31	10/96	8.85	57
HCBC	High Country Bancorp of CO	OTC	Southcentral CO	Thrift	179	4	06-30	12/97	24.74	22
CRZY	Crazy Woman Creek Bncorp of WY	OTC	Northeast WY	Thrift	75	3	09-30	03/96	13.98	11
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 03/17/03

EXHIBIT III-2

Public Market Pricing of Southeast Thrifts

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Market Pricing Comparatives
Prices As of March 7, 2003

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	19.81	273.70	1.21	15.42	14.59	132.07	13.71	141.80	15.91	0.46	2.40	33.75	2,180	10.59	0.66	0.91	9.26	0.79	7.64
All Public Companies	19.81	273.70	1.21	15.42	14.59	132.07	13.71	141.80	15.91	0.46	2.40	33.75	2,180	10.59	0.66	0.91	9.26	0.79	7.64
Special Selection Grouping(8)	18.76	48.44	0.76	17.11	17.48	115.06	22.71	118.10	20.18	0.33	2.08	39.53	319	18.23	0.43	0.90	5.78	0.82	5.18
Comparable Group																			
Special Comparative Group(8)																			
CHFN Charter Fincl MHC of GA (20.0)	30.30	120.11	0.11	13.03	NM	232.54	63.54	232.54	NM	0.40	1.32	NM	943	27.32	0.38	0.27	0.98	0.23	0.83
CSBC Citizens South Banking of NC	10.77	97.61	0.48	10.63	21.54	101.32	19.83	110.57	22.44	0.24	2.23	50.00	492	19.57	0.37	0.97	7.08	0.93	6.80
DFBS Dutchfork Bancshares Inc of SC	29.76	36.58	1.04	27.18	15.50	109.49	16.34	109.49	28.62	0.00	0.00	0.00	224	14.92	NA	0.99	7.12	0.54	3.85
GSLA GS Financial Corp. of LA	18.99	28.88	0.77	22.61	24.66	83.99	13.75	83.99	24.66	0.40	2.11	51.95	210	16.37	0.31	0.59	3.34	0.59	3.34
PEDE Great Pee Dee Bancorp of SC	14.44	25.24	0.93	14.74	16.79	97.96	18.19	103.59	15.53	0.56	3.88	60.22	139	18.57	1.04	1.14	5.89	1.23	6.37
SRN Southern Banc Company of AL	13.90	13.36	0.70	19.41	16.55	71.61	11.86	71.69	19.86	0.35	2.52	50.00	113	16.56	0.06	0.74	4.46	0.62	3.72
UTBI United Tenn. Bancshares of TN	13.19	17.29	1.32	12.16	9.84	108.47	15.48	114.80	9.99	0.33	2.50	25.00	112	14.27	0.41	1.61	11.55	1.59	11.38

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes South-East Companies; Equity/Assets >12%;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3

Public Market Pricing of Midwest Thrifts

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Market Pricing Comparatives
Prices As of March 7, 2003

		Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
		Price/ Share(1)	Market Value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	Reported ROA	Reported ROE	Core ROA	Core ROE
Financial Institution		($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
All Public Companies		19.81	273.70	1.21	15.42	14.59	132.07	13.71	141.80	15.91	0.46	2.40	33.75	2,180	10.59	0.66	0.91	9.26	0.79	7.64
All Public Companies		19.81	273.70	1.21	15.42	14.59	132.07	13.71	141.80	15.91	0.46	2.40	33.75	2,180	10.59	0.66	0.91	9.26	0.79	7.64
Special Selection Grouping(8)		16.79	65.66	0.81	15.91	18.69	107.09	16.55	109.34	20.04	0.49	3.00	44.55	410	15.36	0.70	0.91	6.13	0.78	5.14
Comparable Group																				
Special Comparative Group(8)																				
CFSL	Chesterfield Financial of IL	20.25	78.89	0.80	18.71	25.31	108.23	21.92	108.93	25.31	0.24	1.19	30.00	360	20.25	0.06	0.86	5.15	0.86	5.15
CTZN	Citizens First Bancorp of MI	19.58	167.90	1.40	17.03	14.83	114.97	17.07	114.97	13.99	0.32	1.63	22.86	984	14.84	0.28	1.19	7.56	1.27	8.02
FFDF	FFD Financial Corp of Dover OH	13.39	16.43	0.44	13.67	18.86	97.95	12.33	97.95	NM	0.40	2.99	NM	133	12.59	0.62	0.66	5.27	0.41	3.27
FBTC	First BancTrust Corp of IL	17.90	24.45	0.62	19.99	18.65	89.54	12.06	89.54	28.87	0.20	1.12	32.26	203	13.47	NA	0.64	4.76	0.42	3.08
FBEI	First Bancorp of Indiana of IN	17.23	29.02	0.49	18.33	22.09	94.00	16.10	101.00	NM	0.46	2.67	NM	180	17.12	0.29	0.72	4.23	0.45	2.66
FDEF	First Defiance Fin. Corp of OH	19.65	126.00	0.53	18.73	8.36	104.91	14.25	108.15	NM	0.60	3.05	NM	884	13.58	0.29	1.54	12.74	0.35	2.87
FFBI	First Federal Bancshares of IL	20.07	36.29	0.93	22.56	20.48	88.96	14.98	88.96	21.58	0.32	1.59	34.41	242	16.84	0.40	0.73	4.04	0.69	3.83
FNFI	First Niles Fin., Inc. of OH	16.03	23.48	0.60	12.51	23.93	128.14	23.34	128.14	26.72	0.56	3.49	NM	101	18.21	1.51	1.01	5.50	0.90	4.92
FSFF	First SecurityFed Fin of IL	25.87	103.30	1.98	18.74	13.00	138.05	22.32	138.19	13.07	0.52	2.01	26.26	463	16.16	0.41	1.74	10.64	1.73	10.59
FKKY	Frankfort First Bancorp of KY	18.00	22.43	1.06	14.51	16.98	124.05	16.17	124.05	16.98	1.12	6.22	NM	139	13.04	0.28	0.93	7.30	0.93	7.30
GCFC	Grand Central Fin. Corp. of OH	10.40	17.50	0.24	10.56	NM	98.48	15.43	98.48	NM	0.36	3.46	NM	113	15.67	1.86	0.44	2.89	0.34	2.24
HFFB	Harrodsburg 1st Fin Bcrp of KY	14.63	19.52	0.70	16.89	22.51	86.62	12.62	89.04	20.90	0.60	4.10	NM	155	14.57	0.51	0.59	3.89	0.64	4.19
HLFC	Home Loan Financial Corp of OH	14.40	23.30	1.00	12.77	14.26	112.76	16.64	112.76	14.40	0.64	4.44	64.00	140	14.76	NA	1.23	8.10	1.22	8.02
KYF	Kentucky First Bancorp of KY	17.20	15.17	1.16	14.85	14.83	115.82	19.99	115.82	14.83	0.64	3.72	55.17	76	17.26	0.13	1.30	7.98	1.30	7.98
LNCB	Lincoln Bancorp of IN	17.00	79.49	0.69	17.56	17.71	96.81	15.23	99.59	24.64	0.48	2.82	69.57	522	15.73	NA	0.89	5.33	0.64	3.83
MSBF	MSB Financial, Inc of MI	13.00	16.91	0.63	11.20	11.71	116.07	16.79	132.65	20.63	0.46	3.54	73.02	101	14.47	1.12	1.41	9.42	0.80	5.35
MCBF	Monarch Community Bncrp of MI	11.93	27.61	0.28	15.68	25.93	76.08	14.07	76.08	NM	0.20	1.68	71.43	196	18.49	2.23	0.57	4.09	0,35	2.49
MFSF	MutualFirst Fin. Inc. of IN	21.39	118.14	1.32	17.35	14.26	123.29	15.06	124.51	16.20	0.40	1.87	30.30	784	12.21	0.89	1.07	7.91	0.94	6.96
PBNC	PFS Bancorp Inc of IN	16.43	25.48	0.55	17.79	29.87	92.36	21.40	92.36	29.87	0.30	1.83	54.55	119	23.17	NA	0.71	3.07	0.71	3.07
PFED	Park Bancorp of Chicago IL	25.32	31.02	1.46	24.05	16.23	105.28	12.76	105.28	17.34	0.60	2.37	41.10	243	12.12	0.12	0.78	6.78	0.73	6.34
PFDC	Peoples Bancorp of Auburn IN	18.00	62.05	1.51	17.94	11.25	100.33	12.27	105.51	11.92	0.64	3.56	42.38	506	12.23	0.49	1.11	9.17	1.05	8.66
PSFC	Peoples Sidney Fin. Corp of OH	13.91	20.07	0.57	11.92	24.40	116.69	14.44	116.69	24.40	0.48	3.45	NM	139	12.37	1.39	0.60	4.79	0.60	4.79
SFBI	Security Financial Bcrp of IN(7)	23.77	44.31	0.39	19.87	NM	119.63	22.29	119.63	NM	0.00	0.00	0.00	199	18.63	1.11	0.20	1.06	0.36	1.97
SFFC	StateFed Financial Corp. of IA	11.65	14.90	-0.03	10.94	NM	106.49	15.07	106.49	NM	0.40	3.43	NM	99	14.15	NA	-0.04	-0.27	-0.04	-0.27
TONE	TierOne Corporation of NE	16.09	363.23	0.41	15.06	28.23	106.84	18.67	106.84	NM	0.00	0.00	0.00	1,946	17.48	NA	0.68	5.43	0.49	3.90
UCBC	Union Community Bancorp of IN	16.40	37.36	1.30	16.86	13.78	97.27	13.74	104.93	12.62	0.60	3.66	46.15	272	14.12	NA	1.24	7.42	1.36	8.11
UCFC	United Community Fin. of OH	8.76	308.75	0.47	7.79	14.85	112.45	15.51	130.94	18.64	0.30	3.42	63.83	1,990	13.79	0.83	1.05	7.77	0.84	6.19
WAYN	Wayne Savings Bancorp of OH	10.98	42.70	0.51	11.18	19.61	98.21	12.08	98.21	21.53	0.45	4.10	NM	354	12.30	0.85	0.62	5.01	0.56	4.56
WCFB	Wbstr Cty Fed MHC of IA (38.5)	19.40	14.03	0.78	11.75	24.87	165.11	36.46	165.11	24.87	1.00	5.15	NM	100	22.08	0.42	1.47	6.81	1.47	6.81
WOFC	Western Ohio Fin. Corp. of OH	22.01	38.65	1.02	24.52	17.89	89.76	11.22	89.76	21.58	1.00	4.54	NM	344	12.50	0.49	0.63	5.09	0.52	4.22

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-West Companies; Equity/Assets >12%;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-1

Stock Prices:
As of March 7, 2003

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of March 7, 2003

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(183)	19.22	10,299	247.6	21.13	15.02	19.13	0.62	20.97	4.70	1.42	1.21	15.95	15.03	172.87
NYSE Traded Companies(12)	28.48	69,338	2,038.3	35.13	22.41	28.55	0.09	0.55	-0.03	3.04	2.79	18.83	17.08	266.99
AMEX Traded Companies(14)	20.22	3,354	69.7	21.79	16.07	20.06	0.65	24.54	2.65	1.39	0.92	18.65	17.57	203.53
NASDAQ Listed OTC Companies(157)	18.37	6,094	117.2	19.93	14.33	18.28	0.66	22.32	5.27	1.29	1.11	15.47	14.64	162.48
California Companies(16)	27.61	26,755	1,207.1	32.31	21.33	27.69	0.29	17.86	2.21	2.60	2.68	18.97	18.51	239.07
Florida Companies(7)	18.25	22,263	332.3	20.77	13.39	18.52	-0.67	18.62	9.31	1.28	1.19	11.07	10.58	149.75
Mid-Atlantic Companies(36)	18.17	17,904	319.2	20.04	13.83	17.95	1.24	27.00	6.43	1.34	1.21	14.14	13.21	171.98
Mid-West Companies(88)	17.84	5,001	94.6	19.29	14.22	17.74	0.64	18.36	4.21	1.21	0.93	16.05	15.25	158.22
New England Companies(7)	29.37	11,523	387.0	32.82	23.09	29.74	-1.11	17.74	2.45	2.05	1.27	21.06	17.36	277.87
North-West Companies(8)	20.12	15,018	318.3	21.20	14.96	19.77	1.76	28.27	9.46	1.64	1.41	15.77	14.19	162.66
South-East Companies(14)	18.20	3,671	65.7	19.60	14.19	18.08	0.63	28.38	4.89	1.39	1.21	16.55	16.05	143.15
South-West Companies(4)	20.74	2,379	57.4	23.12	17.43	20.79	-0.45	11.75	-2.31	2.31	2.38	18.08	16.24	263.12
Western Companies (Excl CA)(3)	15.86	2,733	30.3	18.67	12.03	16.00	-1.04	8.75	2.05	0.52	0.37	15.26	15.16	185.18
Thrift Strategy(173)	19.21	8,289	222.9	21.01	14.97	19.11	0.68	21.71	5.01	1.40	1.21	16.02	15.18	169.49
Mortgage Banker Strategy(8)	21.32	52,306	795.2	25.60	17.49	21.37	0.03	6.61	-0.13	1.88	1.24	16.19	13.42	254.88
Real Estate Strategy(2)	11.74	5,131	61.1	13.05	9.18	12.07	-2.47	17.95	-0.95	1.28	0.86	9.40	9.39	118.62
Companies Issuing Dividends(161)	19.35	10,537	257.6	21.27	15.11	19.25	0.68	20.85	4.60	1.45	1.23	16.04	15.13	171.24
Companies Without Dividends(22)	17.98	7,979	150.7	19.76	14.17	17.98	0.04	22.12	5.72	1.17	1.02	15.05	14.12	188.83
Equity/Assets <6%(14)	17.89	16,306	327.7	22.53	14.38	17.86	0.17	8.39	1.05	1.69	0.96	14.55	13.12	279.85
Equity/Assets 6-12%(122)	20.23	11,386	295.8	22.18	15.71	20.15	0.48	20.65	4.83	1.56	1.37	16.12	15.04	189.07
Equity/Assets >12%(47)	16.93	6,030	103.8	18.09	13.41	16.80	1.08	24.87	5.26	0.99	0.86	15.84	15.47	104.96
Converted Last 3 Mths (no MHC)(2)	11.24	8,555	97.4	13.53	7.84	11.06	1.67	47.26	4.69	0.59	0.56	10.63	10.10	73.42
Actively Traded Companies(13)	26.16	53,069	1,638.6	30.01	21.57	26.12	0.66	6.07	2.25	2.24	2.66	16.17	13.73	218.13
Market Value Below $20 Million(30)	13.61	1,139	14.7	14.78	10.55	13.55	0.28	20.55	7.58	0.59	0.60	14.27	13.94	138.32
Holding Company Structure(180)	19.31	10,385	250.2	21.23	15.11	19.22	0.63	20.62	4.57	1.43	1.22	16.00	15.07	173.47
Assets Over $1 Billion(50)	23.26	29,118	751.2	27.19	18.51	23.29	0.11	12.41	1.65	1.97	1.67	15.86	14.14	212.64
Assets $500 Million-$1 Billion(41)	19.54	4,838	85.7	20.72	15.08	19.27	1.48	25.99	5.27	1.49	1.21	16.41	15.45	182.66
Assets $250-$500 Million(41)	17.76	2,782	45.0	18.98	13.77	17.74	0.32	24.95	6.61	1.28	1.15	15.77	15.11	161.07
Assets less than $250 Million(51)	16.04	1,291	19.7	17.00	12.44	15.92	0.74	22.69	5.85	0.92	0.79	15.84	15.58	134.53
Goodwill Companies(109)	19.63	13,251	261.9	22.03	15.53	19.57	0.47	18.32	4.18	1.55	1.25	16.03	14.53	182.56
Non-Goodwill Companies(74)	18.58	5,673	225.2	19.72	14.22	18.44	0.84	25.11	5.52	1.21	1.14	15.83	15.83	157.69
Acquirors of FSLIC Cases(6)	30.26	50,118	2,453.0	36.82	24.00	30.54	-0.77	1.43	5.13	2.28	3.45	20.27	19.41	265.91

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 7, 2003

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(30)	22.96	19,139	477.5	26.18	18.05	23.01	-0.24	19.56	2.50	2.04	1.60	15.23	14.19	168.89
NYSE Traded Companies(3)	28.60	87,414	2,662.3	35.53	24.28	28.84	-1.20	-8.28	-11.08	3.07	3.55	14.12	10.32	149.25
AMEX Traded Companies(4)	20.39	3,084	63.4	23.21	16.52	20.63	-1.12	19.26	-1.16	1.11	0.93	15.22	14.70	166.29
NASDAQ Listed OTC Companies(23)	22.66	12,748	254.9	25.44	17.48	22.65	0.05	23.41	5.02	2.06	1.45	15.38	14.63	172.04
Mid-Atlantic Companies(10)	25.90	43,969	1,197.9	30.49	20.54	25.93	-0.29	11.75	0.10	3.35	2.16	14.50	12.81	165.12
New England Companies(16)	23.10	8,526	168.6	26.10	18.38	23.19	-0.37	20.88	2.56	1.51	1.42	16.51	15.58	184.06
North-West Companies(3)	18.30	6,601	114.4	19.54	12.70	18.22	0.43	38.02	7.31	1.42	1.24	13.06	13.04	131.70
South-East Companies(1)	8.15	3,100	25.3	8.47	6.58	8.13	0.25	13.35	8.81	0.49	0.49	7.87	7.87	71.61
Thrift Strategy(27)	22.37	17,613	452.0	25.46	17.86	22.41	-0.19	18.36	2.68	1.66	1.62	15.20	14.13	166.72
Mortgage Banker Strategy(1)	19.39	80,753	1,565.8	24.15	15.30	19.92	-2.66	-2.66	7.54	1.81	1.78	7.14	7.13	136.47
Diversified Strategy(2)	32.43	8,179	265.1	36.56	21.91	32.30	0.41	46.37	-2.29	7.09	1.19	19.62	18.61	213.29
Companies Issuing Dividends(30)	22.96	19,139	477.5	26.18	18.05	23.01	-0.24	19.56	2.50	2.04	1.60	15.23	14.19	168.89
Equity/Assets <6%(3)	18.41	29,223	562.7	21.10	13.09	18.67	-1.40	30.51	-1.61	1.60	1.56	8.82	8.81	155.76
Equity/Assets 6-12%(22)	24.84	17,683	503.1	28.59	19.98	24.93	-0.55	14.77	1.53	2.30	1.75	16.50	15.14	185.61
Equity/Assets >12%(5)	16.01	19,589	272.7	16.71	11.17	15.68	2.33	37.70	10.92	0.88	0.77	13.06	13.05	86.79
Actively Traded Companies(6)	25.17	5,151	117.9	28.66	20.90	25.16	0.36	15.91	5.30	1.91	1.89	18.26	17.66	188.14
Holding Company Structure(27)	22.79	21,179	528.4	26.26	17.79	22.87	-0.33	19.87	2.20	2.02	1.55	14.99	13.86	163.72
Assets Over $1 Billion(14)	25.73	38,565	984.7	30.73	20.12	25.80	-0.38	15.51	-0.10	2.69	1.83	15.53	13.84	158.44
Assets $500 Million-$1 Billion(6)	21.45	5,436	110.6	23.17	15.76	21.46	-0.06	32.85	7.08	1.54	1.38	14.02	13.11	160.55
Assets $250-$500 Million(7)	22.03	2,245	44.8	23.58	18.02	22.00	0.13	18.74	1.80	1.68	1.60	16.85	16.50	213.83
Assets less than $250 Million(3)	16.13	1,786	22.9	18.49	13.78	16.34	-0.83	12.47	6.23	1.05	1.00	12.57	12.54	125.96
Goodwill Companies(21)	24.30	23,343	621.2	28.27	19.51	24.39	-0.54	14.10	2.41	1.86	1.83	15.29	13.79	176.83
Non-Goodwill Companies(9)	19.97	9,798	158.1	21.53	14.82	19.93	0.42	31.70	2.71	2.43	1.08	15.09	15.09	151.23

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 7, 2003

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	52 Week (1): High ($)	52 Week (1): Low ($)	Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(15)	20.71	15,006	116.3	21.79	15.52	20.40	1.94	26.40	7.05	0.64	0.61	10.90	9.95	93.48
BIF-Insured Thrifts(5)	20.05	53,860	293.2	21.53	14.86	20.08	0.04	16.67	0.87	0.77	0.72	11.19	10.64	107.32
AMEX Traded Companies(2)	12.73	6,216	42.4	13.47	10.35	12.50	1.85	12.08	2.82	0.38	0.38	9.98	9.98	57.92
NASDAQ Listed OTC Companies(18)	21.45	27,468	177.0	22.69	15.94	21.23	1.39	25.23	5.73	0.71	0.67	11.09	10.15	101.73
Mid-Atlantic Companies(13)	19.51	24,093	109.6	20.37	14.25	19.05	2.36	25.30	6.99	0.67	0.65	9.81	8.99	90.76
Mid-West Companies(4)	21.24	24,664	237.8	22.87	15.90	21.25	0.75	25.10	5.38	0.82	0.74	12.55	11.47	107.96
New England Companies(2)	20.36	35,927	354.0	22.14	17.05	20.52	-0.31	8.52	0.08	0.68	0.66	13.77	12.85	138.30
South-East Companies(1)	30.30	19,771	120.1	32.49	23.00	31.37	-3.41	31.91	-2.51	0.13	0.11	13.03	13.03	47.69
Thrift Strategy(19)	20.28	23,205	136.8	21.37	15.03	20.01	1.64	24.68	5.73	0.66	0.63	10.74	9.95	91.48
Diversified Strategy(1)	25.16	61,700	632.8	28.05	21.11	25.74	-2.25	8.68	-0.16	0.90	0.82	15.23	13.39	198.71
Companies Issuing Dividends(20)	20.53	25,231	162.9	21.72	15.35	20.31	1.44	23.84	5.42	0.67	0.64	10.97	10.13	97.12
Equity/Assets 6-12%(12)	21.47	35,424	226.3	22.86	15.89	21.09	2.19	21.47	7.09	0.80	0.73	11.00	9.89	116.47
Equity/Assets >12%(8)	18.92	7,758	54.1	19.75	14.43	18.99	0.15	27.91	2.57	0.46	0.48	10.92	10.53	63.94
Holding Company Structure(17)	19.86	23,982	139.4	20.94	14.66	19.53	1.87	21.45	6.21	0.70	0.65	10.54	9.82	94.06
Assets Over $1 Billion(7)	23.03	59,766	383.7	24.57	17.22	23.02	0.39	29.36	2.67	1.02	0.96	11.88	10.34	121.72
Assets $500 Million-$1 Billion(3)	19.65	11,933	74.3	20.91	15.41	19.89	-0.34	22.69	-2.30	0.31	0.30	11.04	10.88	75.88
Assets $250-$500 Million(5)	23.07	3,494	28.7	23.97	15.60	22.60	1.87	25.69	13.00	0.65	0.57	10.33	9.55	94.71
Assets less than $250 Million(5)	15.55	2,251	14.2	16.42	12.50	14.95	3.62	15.33	7.86	0.43	0.45	10.18	9.85	77.35
Goodwill Companies(10)	19.40	18,750	156.0	20.55	14.67	19.19	1.45	29.69	5.15	0.70	0.66	11.03	9.25	119.24
Non-Goodwill Companies(10)	21.55	31,064	169.1	22.76	15.96	21.32	1.43	18.58	5.67	0.65	0.62	10.92	10.92	77.22
MHC Institutions(20)	20.53	25,231	162.9	21.72	15.35	20.31	1.44	23.84	5.42	0.67	0.64	10.97	10.13	97.12

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 7, 2003

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	25.25	84,806	2,141.4	35.17	21.60	25.12	0.52	-16.94	-7.00	2.86	2.74	17.73	15.55	255.85
BBX	BankAtlantic Bancorp of FL	9.22	58,318	537.7	13.01	7.00	9.07	1.65	-16.94	-2.43	1.15	0.97	8.05	6.46	92.96
CFB	Commercial Federal Corp. of NE	22.16	45,189	1,001.4	30.03	19.01	22.27	-0.49	-13.77	-5.10	2.40	1.29	16.74	12.65	289.48
DSL	Downey Financial Corp. of CA	39.60	27,929	1,106.0	56.42	30.44	40.15	-1.37	-17.86	1.54	4.01	2.92	29.47	29.36	428.88
FED	FirstFed Financial Corp. of CA	30.41	16,931	514.9	31.30	22.93	30.00	1.37	15.94	5.04	3.26	2.95	21.95	21.40	251.24
FBC	Flagstar Bancorp, Inc of MI	24.46	29,595	723.9	25.84	13.73	24.25	0.87	63.83	13.24	4.38	-0.40	13.18	13.18	258.78
GDW	Golden West Fin. Corp. of CA	71.79	153,521	11,021.3	76.40	56.20	72.40	-0.84	11.06	-0.03	6.24	14.80	32.73	32.73	445.58
GPT	GreenPoint Fin. Corp. of NY*	42.36	96,308	4,079.6	51.86	36.69	42.48	-0.28	-3.86	-6.24	5.22	2.49	19.98	15.88	226.50
NDE	IndyMac Bancorp of CA	18.90	54,829	1,036.3	26.89	16.14	19.10	-1.05	-25.97	2.22	2.62	-0.96	15.50	14.87	174.62
NYB	New York Community Bcrp of NY*	28.40	105,664	3,000.9	32.02	23.19	28.61	-0.73	-2.71	-1.66	2.17	8.33	12.53	6.13	107.07
PFB	PFF Bancorp, Inc. of Pomona CA	31.47	12,108	381.0	38.50	23.50	32.09	-1.93	6.32	0.70	2.88	2.87	22.70	22.59	250.74
PFS	Provident Financal Serv of NJ	15.49	61,538	953.2	16.00	14.80	15.25	1.57	54.90	54.90	0.47	0.54	13.65	13.28	59.77
SOV	Sovereign Bancorp, Inc. of PA	13.72	264,000	3,622.1	15.90	11.20	13.58	1.03	4.65	-2.35	1.28	1.14	10.27	5.01	149.86
SIB	Staten Island Bancorp of NY*	15.04	60,269	906.4	22.72	12.96	15.44	-2.59	-18.26	-25.32	1.81	-0.18	9.86	8.95	114.19
WBS	Webster Financial Corp. of CT	35.40	45,626	1,615.2	40.10	30.28	35.60	-0.56	-0.98	1.72	3.51	3.20	22.69	16.18	295.18
WES	Westcorp of Irvine CA	19.34	39,200	758.1	32.00	16.90	18.99	1.84	-2.77	-7.90	1.86	1.94	14.97	14.96	310.73
AMEX Traded Companies															
ANE	Alliance Bncp of New Eng of CT*	19.01	2,668	50.7	20.20	12.14	19.00	0.05	56.59	-5.66	1.16	1.31	8.89	8.87	155.31
BYS	Bay State Bancorp, Inc. of MA(8)	24.90	4,903	122.1	27.49	13.50	25.60	-2.73	84.17	-4.23	1.56	1.48	11.87	11.87	121.74
BHL	Berkshire Hills Bancorp of MA*	23.03	6,117	140.9	27.38	19.50	23.20	-0.73	4.68	-2.21	0.29	-0.14	19.66	18.03	170.94
BFD	BostonFed Bancorp, Inc. of MA	25.31	4,425	112.0	35.20	24.60	25.95	-2.47	2.26	-5.21	0.54	-1.22	21.01	18.58	344.94
CNY	Carver Bancorp, Inc. of NY	12.20	2,296	28.0	13.20	9.15	12.10	0.83	13.38	8.73	1.70	1.70	16.27	16.17	210.97
EFC	EFC Bancorp, Inc of Elgin IL	18.85	4,637	87.4	19.98	13.80	18.98	-0.68	34.64	3.29	1.33	1.30	16.13	16.13	168.72
FCB	Falmouth Bancorp, Inc. of MA*	24.50	903	22.1	30.01	21.80	25.12	-2.47	11.62	1.03	1.58	1.57	18.68	18.68	169.66
FAB	FirstFed America Bancorp of MA	27.95	8,309	232.2	28.65	21.00	27.74	0.76	29.70	12.47	2.36	0.57	22.31	15.78	304.47
GAF	GA Financial Corp., Inc. of PA	25.80	5,147	132.8	26.30	16.85	25.85	-0.19	49.57	8.86	1.31	1.21	19.53	19.50	166.71
GOV	Gouverneur Bcp MHC of NY(42.4)	9.90	2,278	9.6	10.70	7.70	9.70	2.06	15.79	5.32	0.30	0.27	7.65	7.65	37.96
KNK	Kankakee Bancorp, Inc. of IL	38.99	1,166	45.5	40.80	34.40	37.70	3.42	5.81	6.68	1.64	1.14	34.37	30.69	473.25
KYF	Kentucky First Bancorp of KY	17.20	882	15.2	17.20	12.75	17.20	0.00	31.80	5.20	1.16	1.16	14.85	14.85	86.05
NBN	Northeast Bancorp of Auburn ME*	15.00	2,646	39.7	15.25	12.65	15.20	-1.32	4.17	2.18	1.40	1.00	13.64	13.22	169.26
SZB	SouthFirst Bancshares of AL	14.61	813	11.9	15.10	10.98	14.65	-0.27	29.29	4.36	0.83	0.14	17.07	16.40	174.19
SRN	Southern Banc Company of AL	13.90	961	13.4	15.50	11.00	13.90	0.00	28.11	-7.33	0.84	0.70	19.41	19.39	117.21
TSH	Teche Hlding Cp of Franklin LA	27.50	2,337	64.3	27.87	21.55	26.40	4.17	27.31	0.47	2.73	2.67	24.31	24.31	222.30
WSB	Washington SB, FSB of Bowie MD	9.05	4,595	41.6	9.25	5.70	8.75	3.43	51.09	5.60	0.99	0.55	7.08	7.08	63.74
WFD	Westfield Finl MHC of MA(47.0)*	15.55	10,154	75.2	16.23	12.99	15.30	1.63	8.36	0.32	0.45	0.49	12.31	12.31	77.88
WFI	Winton Financial Corp. of OH	10.33	4,470	46.2	11.75	9.20	10.39	-0.58	3.30	-6.60	1.24	0.86	9.24	9.21	115.57
WRO	Woronoco Bancorp, Inc of MA	21.21	3,568	75.7	22.41	17.90	21.21	0.00	12.82	-2.03	1.38	1.21	20.85	20.33	197.77
NASDAQ Listed OTC Companies															
AMFC	AMB Fin. Corp. of Munster IN	15.28	790	12.1	15.68	10.00	14.92	2.41	46.92	2.83	1.37	1.35	14.88	14.88	185.52
ASBP	ASB Financial Corp. of OH	14.69	1,533	22.5	16.15	10.10	14.25	3.09	37.29	4.11	1.25	1.10	10.76	10.76	97.96
ABBK	Abington Bancorp of MA*	20.97	3,746	78.6	23.90	16.00	21.75	-3.59	28.26	0.29	1.33	1.06	15.38	12.60	250.36
AABC	Access Anytime Bancorp of NM	9.42	1,462	13.8	9.96	8.01	9.57	-1.57	15.16	-1.98	1.01	0.76	9.87	8.67	133.19
AFBC	Advance Fin. Bancorp of WV	20.64	932	19.2	21.00	15.05	20.36	1.38	38.99	10.08	1.97	1.77	20.46	20.46	250.80
ALLB	Alliance Bank MHC of PA (20.0)	29.13	3,441	20.0	30.52	21.30	28.00	4.04	-5.39	24.17	0.47	0.48	10.41	10.41	109.22
ASBI	Ameriana Bancorp of IN	12.73	3,147	40.1	16.00	10.71	12.41	2.58	-12.87	10.89	-0.98	-0.63	12.41	11.94	145.16
ABCW	Anchor BanCorp Wisconsin of WI	22.59	24,377	550.7	24.25	17.19	22.22	1.67	15.85	8.87	1.96	1.46	12.13	11.21	144.46
ALFC	Atlantic Liberty Fincl of NY	15.82	1,711	27.1	15.90	12.75	15.37	2.93	58.20	12.28	0.65	0.65	14.44	14.44	82.63
BCSB	BCSB Bankcorp MHC of MD (36.0)	13.10	5,874	27.7	14.00	10.25	13.00	0.77	27.80	-4.73	0.35	0.30	7.78	7.30	102.06
BKMU	Bank Mutual Cp MHC of WI(49.8)	22.90	21,753	254.4	25.50	16.94	22.96	-0.26	30.86	-0.99	1.22	1.04	14.85	12.17	130.71
BKUNA	BankUnited Fin. Corp. of FL	16.40	25,348	415.7	19.48	12.90	17.59	-6.77	9.70	1.36	1.26	1.09	13.76	12.64	251.39
BFSB	Bedford Bancshares, Inc. of VA	18.45	2,012	37.1	19.02	13.50	18.02	2.39	34.57	16.85	1.50	1.48	12.55	12.55	128.11
BRBI	Blue River Bancshares of IN	4.70	1,860	8.7	5.50	4.25	4.88	-3.69	-5.62	9.30	-2.46	-0.91	6.02	4.72	58.78
BYFC	Broadway Financial Corp. of CA	10.85	1,815	19.7	11.33	6.20	10.85	0.00	70.06	17.42	0.77	0.77	8.47	8.47	112.90
BRKL	Brookline Bancorp of MA*	13.05	58,545	764.0	13.15	7.42	12.50	4.40	69.48	9.66	0.37	0.28	10.80	10.80	24.31
CITZ	CFS Bancorp, Inc of Munster IN	13.56	12,675	171.9	15.60	12.95	13.77	-1.53	0.89	-5.17	0.57	0.61	12.68	12.68	125.03
CKFB	CKF Bancorp of Danville KY	19.52	699	13.6	21.74	17.26	19.52	0.00	9.66	4.66	1.84	1.84	19.25	17.68	200.77
CAFI	Camco Fin Corp of Cambridge OH	17.00	7,689	130.7	17.10	12.75	16.90	0.59	31.78	19.63	1.30	0.82	12.82	12.44	140.88
CFFN	Capitol Fd Fn MHC of KS (30.0)	30.17	73,095	672.1	32.22	20.20	30.72	-1.79	33.32	4.76	1.34	1.09	13.34	13.34	118.86
CEBK	Central Bncrp of Somerville MA*	31.98	1,662	53.2	36.55	26.50	32.10	-0.37	14.26	6.21	2.06	2.32	24.72	23.38	293.65

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 7, 2003

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
CHFN	Charter Fincl MHC of GA (20.0)	30.30	19,771	120.1	32.49	23.00	31.37	-3.41	31.91	-2.51	0.13	0.11	13.03	13.03	47.69
CFSL	Chesterfield Financial of IL	20.25	3,896	78.9	20.95	17.20	20.25	0.00	14.41	-1.03	0.80	0.80	18.71	18.59	92.40
CTZN	Citizens First Bancorp of MI	19.58	8,575	167.9	23.61	17.15	19.69	-0.56	4.43	-7.03	1.32	1.40	17.03	17.03	114.72
CFSB	Citizens First Fin Corp. of IL	21.89	1,456	31.9	25.86	17.55	22.25	-1.62	20.61	-13.48	1.53	1.28	21.74	21.74	239.41
CSBC	Citizens South Banking of NC	10.77	9,063	97.6	10.88	6.96	10.57	1.89	54.74	5.59	0.50	0.48	10.63	9.74	54.32
CBSA	Coastal Bancorp of Houston TX	28.70	5,141	147.5	34.60	27.01	28.63	0.24	-9.58	-11.28	3.21	3.73	24.39	20.22	491.37
CFCP	Coastal Fin. Corp. of SC	12.64	10,621	134.2	15.50	9.16	12.93	-2.24	35.62	-7.33	0.99	0.88	6.57	6.57	96.45
CCBI	Commercial Capital Bcrp of CA	8.95	13,979	125.1	9.14	7.76	8.45	5.92	11.87	0.90	0.92	0.21	5.55	4.62	60.77
CFFC	Community Fin. Corp. of VA	15.02	2,059	30.9	15.02	11.00	14.82	1.35	32.22	19.59	1.40	1.31	12.56	12.54	138.93
CIBI	Community Inv. Bncp, Inc of OH	12.56	1,101	13.8	13.53	9.75	12.35	1.70	29.35	11.74	1.09	1.10	11.68	11.68	110.17
SBMC	Connecticut Bancshares of CT*	42.80	11,106	475.3	45.50	25.65	42.19	1.45	55.92	11.31	2.34	2.24	22.65	20.03	229.38
CRZY	Crazy Woman Creek Bncorp of WY	13.98	811	11.3	16.75	11.70	15.10	-7.42	-0.85	10.69	0.22	0.38	16.72	16.42	93.02
DCOM	Dime Community Bancshars of NY*	21.86	25,647	560.6	27.53	18.60	21.46	1.86	9.35	14.15	1.74	1.67	10.36	8.13	114.88
DFBS	Dutchfork Bancshares Inc of SC	29.76	1,229	36.6	30.13	21.80	29.91	-0.50	36.51	9.29	1.92	1.04	27.18	27.18	182.12
ESBF	ESB Financial Corp. of PA	15.85	8,754	138.8	15.90	9.15	15.47	2.46	63.91	22.39	1.02	1.10	11.01	10.12	150.75
ESBK	Elmira Svgs Bank, FSB of NY*	26.60	953	25.3	28.05	22.95	26.24	1.37	15.90	3.83	2.45	1.95	22.43	21.73	298.06
EQSB	Equitable Bank of Wheaton MD(8)	32.63	1,404	45.8	38.02	25.40	32.68	-0.15	19.00	-10.33	2.38	2.16	23.27	23.27	328.44
EVRT	Evertrust Fin. Grp, Inc. of WA*	23.28	4,904	114.2	23.98	16.55	23.00	1.22	33.03	7.53	1.32	1.19	18.76	18.76	143.45
FFDF	FFD Financial Corp of Dover OH	13.39	1,227	16.4	14.95	10.00	13.00	3.00	10.21	11.40	0.71	0.44	13.67	13.67	108.60
FFLC	FFLC Bancorp of Leesburg FL	35.84	3,583	128.4	38.74	22.00	37.25	-3.79	58.94	21.20	2.47	2.47	19.83	19.83	255.60
FFWC	FFW Corporation of Wabash IN	16.70	1,347	22.5	17.23	13.75	16.67	0.18	16.78	0.48	1.56	1.06	17.33	16.56	175.44
FMCO	FMS Fin Corp. of Burlington NJ	12.96	6,464	83.8	15.69	7.90	12.75	1.65	29.60	-3.43	1.17	1.17	8.86	8.86	174.28
FFHH	FSF Financial Corp. of MN	24.06	2,321	55.8	24.75	18.62	23.85	0.88	26.30	3.00	2.67	1.52	20.71	18.55	236.76
FDTR	Federal Trust Corp of FL	5.14	6,591	33.9	5.75	3.65	5.11	0.59	30.13	24.46	0.31	0.25	3.80	3.80	55.84
FBCI	Fidelity Bancorp of Chicago IL(8)	29.74	3,092	92.0	31.10	18.90	29.93	-0.63	50.96	-0.87	2.57	2.26	18.75	18.75	236.05
FSBI	Fidelity Bancorp, Inc. of PA	20.12	2,427	48.8	20.27	15.65	18.87	6.62	25.36	5.89	1.75	1.63	18.17	16.84	259.74
FFFL	Fidelity Bankshares, Inc of FL	18.19	15,870	288.7	22.47	16.60	17.52	3.82	5.45	1.62	1.06	1.05	10.75	10.61	153.64
FFED	Fidelity Fed. Bancorp of IN(8)	1.55	6,741	10.4	3.15	1.21	1.23	26.02	-35.68	3.33	-0.35	-0.32	1.65	1.65	21.42
FBTC	First BancTrust Corp of IL	17.90	1,366	24.5	18.00	14.70	17.35	3.17	21.77	7.31	0.96	0.62	19.99	19.99	148.41
FBEI	First Bancorp of Indiana of IN	17.23	1,684	29.0	17.40	13.30	17.40	-0.98	29.55	19.24	0.78	0.49	18.33	17.06	107.04
FBSI	First Bancshares, Inc. of MO	14.14	1,640	23.2	14.18	10.61	14.10	0.28	5.52	6.72	1.21	1.21	15.70	15.34	161.63
FBBC	First Bell Bancorp, Inc. of PA	21.44	4,536	97.3	22.44	14.84	21.35	0.42	44.38	0.85	1.87	1.76	17.12	17.12	193.79
FCAP	First Capital, Inc. of IN	20.25	2,552	51.7	22.23	14.63	22.00	-7.95	39.18	-0.39	1.27	1.27	14.24	14.19	120.91
FDEF	First Defiance Fin. Corp of OH	19.65	6,412	126.0	21.45	15.00	19.67	-0.10	20.92	3.97	2.35	0.53	18.73	18.17	137.90
FESX	First Essex Bancorp, Inc of MA*	32.55	7,660	249.3	38.90	26.48	32.54	0.03	12.79	-2.54	2.55	2.42	18.23	16.21	230.54
FFBH	First Fed. Bancshares of AR	26.16	2,725	71.3	26.45	23.25	26.11	0.19	9.55	2.99	2.73	2.52	25.09	25.09	248.11
FTFC	First Fed. Capital Corp. of WI	19.84	19,704	390.9	22.50	16.85	20.13	-1.44	15.42	2.74	1.77	0.36	10.43	8.20	153.55
FFBI	First Federal Bancshares of IL	20.07	1,808	36.3	20.75	16.35	20.11	-0.20	23.13	-1.13	0.98	0.93	22.56	22.56	133.98
FFSX	First Federal Bankshares of IA	15.65	4,035	63.1	15.98	11.76	15.70	-0.32	29.88	7.93	1.00	0.88	17.63	12.97	158.74
FFBZ	First Federal Bncrp, Inc of OH	7.72	3,249	25.1	8.45	6.16	7.65	0.92	9.66	-2.89	0.50	0.56	6.59	6.59	69.00
FFCH	First Fin. Holdings Inc. of SC	24.70	13,026	321.7	32.75	22.58	24.75	-0.20	-7.84	-0.24	2.15	1.82	12.67	11.50	170.80
FFHS	First Franklin Corp. of OH	14.49	1,635	23.7	15.25	11.30	14.42	0.49	28.80	7.33	0.37	0.37	13.94	13.94	172.07
FFSL	First Independence Corp. of KS	15.93	925	14.7	17.00	14.01	15.93	0.00	11.01	4.46	1.53	1.52	16.12	16.12	172.12
FKAN	First Kansas Fin. Corp. of KS	15.70	912	14.3	16.00	12.80	16.00	-1.88	12.14	11.58	0.77	0.74	18.48	18.47	165.51
FKFS	First Keystone Fin., Inc of PA	19.23	2,012	38.7	19.36	13.80	19.29	-0.31	25.52	20.19	1.42	1.22	16.28	16.28	262.11
CASH	First Midwest Fin., Inc. of IA	16.54	2,469	40.8	17.16	12.90	15.88	4.16	22.52	4.03	1.04	0.97	18.08	16.71	272.52
FMSB	First Mutual Bncshrs Inc of WA*	16.83	4,247	71.5	18.94	11.82	17.10	-1.58	37.61	-6.71	1.84	1.58	10.43	10.43	175.49
FNFG	First Niagara Financial of NY(8)*	11.60	67,363	781.4	12.41	6.57	11.12	4.32	64.77	14.85	0.52	0.51	9.71	8.01	51.60
FNFI	First Niles Fin., Inc. of OH	16.03	1,465	23.5	16.60	13.20	15.92	0.69	20.89	-0.12	0.67	0.60	12.51	12.51	68.69
FPTB	First PacTrust Bancorp of CA	16.01	5,290	84.7	17.01	13.65	15.80	1.33	33.42	-4.82	0.54	0.54	16.57	16.57	77.21
FPFC	First Place Fin. Corp. of OH	16.46	13,444	221.3	19.91	13.15	16.50	-0.24	-2.60	-1.02	1.04	0.57	13.38	11.71	111.69
FSFF	First SecurityFed Fin of IL	25.87	3,993	103.3	27.63	19.50	26.96	-4.04	32.33	6.50	1.99	1.98	18.74	18.72	115.93
FSLA	First Sentinel Bancorp of NJ	14.21	28,422	403.9	15.85	12.71	14.15	0.42	9.31	-1.25	0.92	0.91	7.77	7.61	79.40
FBNW	FirstBank NW Corp. of ID	23.92	1,381	33.0	23.96	17.80	23.35	2.44	32.89	16.68	1.86	0.93	21.30	21.30	235.97
FFBK	FloridaFirst Bancorp of FL(8)	22.35	5,379	120.2	24.67	15.92	22.23	0.54	25.21	-6.56	1.07	0.94	18.79	16.72	157.65
FFIC	Flushing Fin. Corp. of NY*	17.14	12,598	215.9	20.84	14.85	17.30	-0.92	1.72	4.64	1.29	1.51	10.43	10.12	131.21
FKKY	Frankfort First Bancorp of KY	18.00	1,246	22.4	18.78	16.00	17.03	5.70	4.47	3.75	1.06	1.06	14.51	14.51	111.30
GUPB	GFSB Bancorp, Inc of Gallup NM	17.60	1,150	20.2	17.63	13.02	17.60	0.00	17.33	6.73	1.45	1.41	14.99	14.99	183.67
GSLA	GS Financial Corp. of LA	18.99	1,521	28.9	19.00	14.80	18.76	1.23	25.76	4.63	0.77	0.77	22.61	22.61	138.09
GCFC	Grand Central Fin. Corp. of OH	10.40	1,683	17.5	11.36	9.01	10.25	1.46	2.97	10.87	0.31	0.24	10.56	10.56	67.41
GTPS	Great American Bancorp of IL	29.96	818	24.5	32.82	20.25	29.95	0.03	42.26	5.87	2.33	1.81	23.15	22.56	204.46
PEDE	Great Pee Dee Bancorp of SC	14.44	1,748	25.2	16.74	12.00	14.11	2.34	17.88	-2.70	0.86	0.93	14.74	13.94	79.37
GAFC	Greater Atlant. Fin Corp of VA	7.02	3,012	21.1	7.99	5.81	6.95	1.01	14.89	12.14	0.45	-1.91	6.92	6.50	169.57
GCBC	Green Co Bcrp MHC of NY (43.0)	21.54	2,026	18.7	22.12	16.75	19.00	13.37	13.37	13.37	1.04	1.04	13.78	13.78	116.68
GFED	Guaranty Fed Bancshares of MO	15.30	3,031	46.4	15.85	13.13	15.30	0.00	13.33	-2.30	1.14	0.85	11.97	11.95	123.62

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 7, 2003

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
	Financial Institution	Price/ Share(1) ($)	Outst- anding (000)	Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	12 Mo. EPS(3) ($)	Core EPS(3) ($)	Value/ Share ($)	Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
HCBB	HCB Bancshares, Inc. of AR	17.25	1,436	24.8	17.25	14.00	16.90	2.07	20.63	7.81	1.07	1.31	19.81	19.81	177.11
HFFC	HF Financial Corp. of SD	16.48	3,299	54.4	16.65	10.50	15.50	6.32	32.37	15.24	1.17	1.30	15.04	13.47	244.67
HMNF	HMN Financial, Inc. of MN	15.98	4,406	70.4	20.25	15.59	16.25	-1.66	1.72	-5.05	1.20	0.67	17.26	16.27	167.39
HARB	Harbor Florida Bancshrs of FL	24.70	23,867	589.5	25.18	18.21	24.59	0.45	24.43	9.68	1.43	1.33	10.25	10.11	89.09
HARL	Harleysville Svgs Fin Cp of PA	26.50	2,270	60.2	26.50	19.60	24.01	10.37	30.74	21.12	2.02	2.02	17.13	17.13	272.45
HWFG	Harrington West Fncl of CA(8)	11.51	4,328	49.8	12.24	10.75	11.54	-0.26	15.10	2.31	1.24	1.24	7.27	6.03	180.52
HFFB	Harrodsburg 1st Fin Bcrp of KY	14.63	1,334	19.5	14.80	10.75	12.50	17.04	27.66	17.51	0.65	0.70	16.89	16.43	115.96
HTHR	Hawthorne Fin. Corp. of CA	30.35	7,388	224.2	33.36	24.45	30.25	0.33	23.07	6.34	3.07	3.26	22.07	18.77	337.90
HMLK	Hemlock Fed. Fin. Corp. of IL	27.57	969	26.7	28.65	23.75	27.27	1.10	14.87	2.11	2.14	1.64	21.61	20.14	313.01
HFWA	Heritage Financial Corp of WA	21.39	6,811	145.7	22.03	12.18	19.41	10.20	73.76	20.10	1.38	1.25	10.63	9.65	87.30
HCBC	High Country Bancorp of CO	24.74	898	22.2	25.75	17.00	24.23	2.10	45.53	2.02	1.95	1.37	18.76	18.76	199.40
HIFS	Hingham Inst. for Sav. of MA*	30.80	2,067	63.7	31.27	25.01	30.64	0.52	22.47	2.70	2.89	3.07	18.48	18.48	206.30
HCFC	Home City Fin. Corp. of OH	12.52	784	9.8	13.41	9.15	12.66	-1.11	10.80	7.01	0.60	0.19	14.83	14.38	189.66
HWEN	Home Financial Bancorp of IN	4.58	1,356	6.2	5.84	3.50	4.90	-6.53	15.08	-2.35	0.33	0.46	4.87	4.87	49.38
HLFC	Home Loan Financial Corp of OH	14.40	1,618	23.3	14.50	10.80	14.40	0.00	33.21	9.17	1.01	1.00	12.77	12.77	86.53
HFBC	HopFed Bancorp of KY	13.71	3,630	49.8	15.23	10.10	13.06	4.98	27.77	3.32	1.25	1.12	12.76	10.82	112.92
HRZB	Horizon Financial Corp. of WA*	14.80	10,653	157.7	15.70	9.72	14.56	1.65	43.41	21.11	1.11	0.95	9.98	9.93	76.15
HCBK	Hudson Cty Bcp MHC of NJ(38.8)*	19.13	191,973	712.7	21.50	13.34	18.99	0.74	18.31	2.68	1.00	0.99	6.86	6.86	73.68
HRBT	Hudson River Bancorp Inc of NY	23.99	15,193	364.5	27.50	20.65	24.16	-0.70	4.08	-3.07	1.70	1.70	16.47	11.95	162.44
ICBC	Independence Comm Bnk Cp of NY	26.11	56,249	1,468.7	34.74	21.27	26.09	0.08	-7.02	2.88	2.13	2.08	16.34	12.98	143.33
IFSB	Independence FSB of DC	13.28	1,411	18.7	16.99	9.00	13.79	-3.70	49.05	26.00	-0.10	0.19	16.29	16.29	180.46
JXVL	Jacksonville Bancorp Inc of TX	27.24	1,762	48.0	30.30	21.66	27.37	-0.47	24.10	-2.71	3.58	3.60	23.06	21.09	244.24
JXSB	Jcksnville Bcp MHC of IL(45.6)	12.50	1,921	10.9	14.26	10.20	11.90	5.04	17.92	15.63	-0.07	0.06	10.27	8.61	129.06
KFBI	Klamath First Bancorp of OR	16.85	6,789	114.4	17.75	13.05	16.74	0.66	24.81	4.98	1.16	0.99	17.55	11.75	218.94
LSBX	LSB Corp of No. Andover MA*	12.90	4,253	54.9	14.02	11.00	12.64	2.06	4.88	5.39	0.73	0.65	12.71	12.71	103.25
LSBI	LSB Fin. Corp. of Lafayette IN	21.64	1,364	29.5	21.88	16.42	20.23	6.97	28.05	11.20	1.99	1.52	18.70	18.70	233.94
LARL	Laurel Capital Group Inc of PA	19.10	1,877	35.9	21.15	17.25	19.10	0.00	-0.26	-0.62	1.56	1.55	14.53	14.53	144.46
LXMO	Lexington B&L Fin. Corp. of MO	17.85	725	12.9	18.00	13.01	17.90	-0.28	33.21	16.67	1.21	1.21	20.40	19.32	187.45
LNCB	Lincoln Bancorp of IN	17.00	4,676	79.5	19.30	16.27	17.10	-0.58	-0.64	2.29	0.96	0.69	17.56	17.07	111.60
LOGN	Logansport Fin. Corp. of IN	17.70	849	15.0	18.32	14.40	17.00	4.12	4.73	5.29	1.78	1.70	18.11	18.11	176.80
MAFB	MAF Bancorp, Inc. of IL	33.83	23,253	786.6	40.11	28.60	34.00	-0.50	2.27	-0.50	3.17	2.70	21.57	17.18	255.33
MFBC	MFB Corp. of Mishawaka IN	22.68	1,285	29.1	25.15	20.10	22.72	-0.18	5.49	-0.83	0.40	-0.16	26.07	26.07	322.05
MSBF	MSB Financial, Inc of MI	13.00	1,301	16.9	16.00	11.00	12.05	7.88	10.17	11.49	1.11	0.63	11.20	9.80	77.42
MASB	MassBank Corp. of Reading MA*	28.00	4,608	129.0	35.50	26.70	28.50	-1.75	-2.34	-1.06	2.13	1.91	25.45	25.22	218.96
MTXC	Matrix Bancorp, Inc. of CO	8.85	6,490	57.4	13.50	7.40	8.66	2.19	-18.43	-6.55	-0.61	-0.63	10.31	10.31	263.12
MFLR	Mayflower Co-Op. Bank of MA*	15.74	1,354	21.3	17.00	12.97	15.78	-0.25	12.43	8.85	1.07	0.95	11.17	11.08	136.62
METF	Metropolitan Fin. Corp. of OH(8)	5.03	16,151	81.2	5.03	2.60	4.96	1.41	86.30	3.93	-1.04	-1.05	3.12	2.95	92.68
MCBF	Monarch Community Bncrp of MI	11.93	2,314	27.6	12.35	10.01	12.10	-1.40	19.30	5.20	0.46	0.28	15.68	15.68	84.79
MBBC	Monterey Bay Bancorp of CA	20.10	3,454	69.4	20.50	16.13	20.12	-0.10	24.46	0.75	1.63	1.59	16.24	16.00	176.52
MFSF	MutualFirst Fin. Inc. of IN	21.39	5,523	118.1	21.75	16.65	21.34	0.23	28.55	8.19	1.50	1.32	17.35	17.18	142.04
MYST	Mystic Financial of MA*	17.95	1,469	26.4	19.75	15.89	18.20	-1.37	12.89	-2.02	1.06	0.90	17.10	17.10	270.96
NASB	NASB Fin, Inc. of Grandview MO	22.69	8,436	191.4	25.95	18.25	22.64	0.22	24.33	-1.35	2.36	1.64	12.97	12.85	115.96
NHTB	NH Thrift Bancshares of NH	18.83	1,955	36.8	21.00	15.00	19.19	-1.88	15.38	1.24	1.92	1.48	16.44	10.23	245.36
NMIL	Newmil Bancorp, Inc. of CT*	22.80	4,235	96.6	23.46	17.50	22.50	1.33	28.45	14.29	1.62	1.53	12.81	10.69	156.22
NBSI	North Bancshares of Chicago IL	14.71	1,138	16.7	15.00	11.25	15.00	-1.93	17.68	-0.88	0.63	0.48	12.22	12.22	121.08
FFFD	North Central Bancshares of IA	34.25	1,640	56.2	36.75	23.00	34.01	0.71	48.27	10.48	3.58	3.58	23.63	20.60	246.26
NEIB	Northeast Indiana Bncrp of IN	15.70	1,497	23.5	16.25	13.10	15.94	-1.51	15.02	-0.63	1.06	0.86	17.74	17.74	150.31
NEPF	Northeast PA Fin. Corp of PA	16.42	4,170	68.5	18.00	13.96	16.25	1.05	1.23	4.59	1.27	1.06	16.38	13.28	221.27
NWSB	Northwest Bcrp MHC of PA(25.4)	15.54	47,640	188.7	15.98	9.98	15.14	2.64	29.72	5.07	0.83	0.80	7.08	5.41	103.92
OCFC	OceanFirst Fin. Corp of NJ	21.50	13,758	295.8	24.73	16.75	20.97	2.53	16.03	-4.23	1.46	1.25	9.83	9.72	126.74
ONFC	Oneida Fincl MHC of NY (45.7)	22.74	5,061	49.6	23.49	14.20	22.00	3.36	60.14	26.33	0.60	0.52	9.38	7.14	83.29
OTFC	Oregon Trail Fin. Corp. of OR(8)	23.03	3,028	69.7	23.10	17.95	22.57	2.04	25.16	10.19	1.72	1.66	19.43	19.40	125.55
PBNC	PFS Bancorp Inc of IN	16.43	1,551	25.5	17.60	13.90	15.51	5.93	18.20	5.66	0.55	0.55	17.79	17.79	76.78
PHSB	PHSB Financial Corp of PA	17.00	3,026	51.4	17.90	13.35	17.11	-0.64	22.74	8.63	0.87	0.83	16.31	16.31	114.19
PVFC	PVF Capital Corp. of OH	13.14	5,791	76.1	14.34	9.15	13.74	-4.37	32.59	4.70	1.31	0.86	9.56	9.56	121.66
PPBI	Pacific Premier Bncrp of CA(8)	6.15	1,333	8.2	7.10	2.50	6.05	1.65	105.00	15.82	2.16	2.08	8.72	8.72	178.75
PBCI	Pamrapo Bancorp, Inc. of NJ	18.50	5,146	95.2	19.00	13.35	16.94	9.21	38.06	8.89	1.38	1.45	9.86	9.86	114.39
PFED	Park Bancorp of Chicago IL	25.32	1,225	31.0	26.12	18.44	25.78	-1.78	36.42	10.81	1.56	1.46	24.05	24.05	198.41
PVSA	Parkvale Financial Corp of PA	23.03	5,547	127.7	30.55	20.95	22.20	3.74	-6.00	-0.13	1.61	1.26	17.47	15.35	291.83
PRTR	Partners Trust MHC of NY(46.4)	16.92	14,204	111.5	17.00	12.95	16.41	3.11	69.20	6.28	0.59	0.75	11.65	8.92	93.88
PBHC	Pathfinder BC MHC of NY (39.1)*	14.40	2,603	14.7	15.00	10.38	14.39	0.07	7.46	-2.11	0.65	0.45	8.92	8.02	99.19
PFSB	PennFed Fin. Services of NJ	27.10	7,139	193.5	28.65	22.12	27.03	0.26	13.91	-0.18	2.12	2.03	16.81	16.24	257.44
PFDC	Peoples Bancorp of Auburn IN	18.00	3,447	62.0	20.99	15.86	18.52	-2.81	10.43	-7.69	1.60	1.51	17.94	17.06	146.71
PBCT	Peoples Bank, MHC of CT (40.8)*	25.16	61,700	632.8	28.05	21.11	25.74	-2.25	8.68	-0.16	0.90	0.82	15.23	13.39	198.71
PCBI	Peoples Community Bcrp. of OH	22.50	2,513	56.5	24.65	19.60	22.50	0.00	11.11	-0.88	1.40	1.94	17.57	15.63	246.33

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 7, 2003

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
PSFC	Peoples Sidney Fin. Corp of OH	13.91	1,443	20.1	13.95	10.75	13.50	3.04	29.40	11.28	0.57	0.57	11.92	11.92	96.36
PHFC	Pittsburgh Fin Corp of PA	13.03	1,417	18.5	15.00	10.65	13.33	-2.25	7.33	8.58	0.69	0.92	16.45	16.35	284.64
PFSL	Pocahontas Bancorp, Inc. of AR	10.99	4,299	47.2	11.80	9.25	10.95	0.37	7.75	-0.09	1.03	0.72	11.10	6.99	149.71
PORT	Port Fin. Corp of Brighton MA	47.53	5,257	249.9	49.55	29.75	48.77	-2.54	47.29	6.52	2.58	2.39	23.03	23.03	279.49
PFNC	Progress Financial Corp. of PA	12.90	6,944	89.6	13.37	7.10	12.95	-0.39	50.88	11.11	0.58	0.68	9.61	9.44	146.58
PBCP	Provident Bcp MHC of NY (45.1)	31.37	7,998	113.8	31.71	26.01	31.20	0.54	15.42	1.03	1.26	1.22	14.14	12.27	132.30
PROV	Provident Fin. Holdings of CA	28.03	5,036	141.2	28.67	18.07	28.38	-1.23	52.92	5.85	2.38	0.46	19.91	19.90	232.79
PULB	Pulaski Fin Cp of St. Louis MO	22.56	2,764	62.4	22.84	17.61	22.31	1.12	15.69	5.13	1.39	0.48	12.30	12.30	156.08
QCBC	Quaker City Bancorp, Inc of CA	33.18	6,337	210.3	38.49	24.92	33.34	-0.48	29.61	0.76	3.56	3.52	20.48	20.41	247.98
RIVR	River Valley Bancorp of IN	28.74	811	23.3	32.75	22.67	28.59	0.52	23.67	-5.74	3.10	1.95	24.68	24.64	275.17
RVSB	Riverview Bancorp, Inc. of WA	16.90	4,334	73.2	17.30	12.60	16.75	0.90	33.07	12.67	1.24	1.01	12.40	12.30	97.40
ROME	Rome Bncp Inc MHC of NY (41.6)*	26.00	2,870	30.5	26.86	16.50	26.00	0.00	40.54	3.59	0.87	0.84	12.61	12.61	87.13
RSLN	Roslyn Bancorp, Inc. of NY*	19.39	80,753	1,565.8	24.15	15.30	19.92	-2.66	-2.66	7.54	1.81	1.78	7.14	7.13	136.47
SCFS	Seacoast Fin Serv Corp of MA*	18.51	23,373	432.6	25.76	16.88	19.25	-3.84	-2.37	-7.50	1.57	1.58	13.76	12.23	159.27
SFBI	Security Financial Bcrp of IN(8)	23.77	1,864	44.3	24.50	18.11	23.62	0.64	17.97	1.84	0.21	0.39	19.87	19.87	106.63
SVBI	Severn Bancorp Inc of MD	19.15	4,115	78.8	19.18	8.88	19.18	-0.16	115.65	19.69	2.09	1.91	9.81	9.73	105.76
SKBO	Skibo Fin Corp MHC of PA(39.8)	14.40	3,142	17.7	15.50	11.61	14.75	-2.37	11.28	2.86	0.11	0.11	7.46	7.46	49.84
SOBI	Sobieski Bancorp of S. Bend IN	12.99	671	8.7	16.80	10.96	12.70	2.28	-12.23	-3.71	-4.34	-3.45	15.65	15.65	195.03
SFFS	Sound Fed Bancorp Inc of NY	11.50	13,220	152.0	11.84	5.43	11.29	1.86	109.47	5.70	0.62	0.62	10.07	9.02	55.90
SSFC	South Street Fin. Corp. of NC*	8.15	3,100	25.3	8.47	6.58	8.13	0.25	13.35	8.81	0.49	0.49	7.87	7.87	71.61
SMBC	Southern Missouri Bncrp of MO	23.99	1,192	28.6	24.18	16.83	24.18	-0.79	40.29	14.78	2.19	2.19	21.08	18.36	229.32
STFR	St. Francis Cap. Corp. of WI	23.30	9,375	218.4	25.34	20.25	23.80	-2.10	2.33	-0.51	2.34	1.28	19.57	18.14	238.62
SFFC	StateFed Financial Corp. of IA	11.65	1,279	14.9	12.65	8.71	12.38	-5.90	16.50	-3.40	-0.03	-0.03	10.94	10.94	77.32
STSA	Sterling Financial Corp of WA	20.82	11,959	249.0	23.10	15.87	20.85	-0.14	17.49	10.63	2.14	2.12	17.03	13.35	293.17
STBI	Sturgis Bancorp of MI	10.08	2,872	28.9	11.00	9.05	10.25	-1.66	11.38	-3.54	0.93	0.61	9.62	7.84	105.94
SUFI	Superior Financial Corp of AR	18.85	8,420	158.7	20.20	14.37	17.99	4.78	22.80	2.61	1.90	1.37	15.78	9.10	205.87
THRD	TF Fin. Corp. of Newtown PA	25.64	2,723	69.8	26.00	19.62	25.34	1.18	13.90	3.76	1.88	2.07	22.90	21.09	266.67
THTL	Thistle Group Holdings of PA	14.25	5,259	74.9	14.95	10.13	14.11	0.99	19.75	21.69	0.69	0.69	14.48	13.12	149.21
TONE	TierOne Corporation of NE	16.09	22,575	363.2	16.11	13.15	15.49	3.87	60.90	6.13	0.57	0.41	15.06	15.06	86.18
TSBK	Timberland Bancorp, Inc. of WA	18.92	4,341	82.1	19.20	14.56	19.10	-0.94	22.86	3.67	1.62	1.46	17.52	17.52	99.96
TRYF	Troy Financial Corp of Troy NY	25.90	9,450	244.8	30.25	22.84	26.65	-2.81	-3.82	-4.00	1.42	1.40	16.53	13.22	126.63
UCBC	Union Community Bancorp of IN	16.40	2,278	37.4	16.94	13.56	15.99	2.56	13.18	4.46	1.19	1.30	16.86	15.63	119.38
UFBS	Union Fin Bancshares Inc of SC	14.72	1,963	28.9	15.99	10.60	14.95	-1.54	36.93	8.96	0.90	0.89	14.16	11.37	168.92
UCFC	United Community Fin. of OH	8.76	35,245	308.7	9.39	7.38	8.73	0.34	12.74	1.27	0.59	0.47	7.79	6.69	56.47
UPFC	United PanAm Fin. Corp of CA(8)	7.31	15,798	115.5	8.00	4.86	7.80	-6.28	48.88	16.96	0.79	0.77	5.68	5.68	60.22
UTBI	United Tenn. Bancshares of TN	13.19	1,311	17.3	14.50	9.50	13.19	0.00	36.68	13.32	1.34	1.32	12.16	11.49	85.22
WSFS	WSFS Financial Corp. of DE*	32.30	8,697	280.9	34.21	17.33	32.05	0.78	79.94	-2.03	11.63	-0.04	21.01	21.01	196.04
WVFC	WVS Financial Corp. of PA	16.02	2,602	41.7	16.25	13.99	15.98	0.25	0.44	0.63	1.49	1.47	11.56	11.56	156.89
WSBI	Warwick Community Bncrp of NY*	30.03	4,833	145.1	33.05	22.95	29.85	0.60	26.34	6.00	2.00	1.94	16.78	16.24	161.65
WFSL	Washington Federal, Inc. of WA	22.02	69,512	1,530.7	25.05	18.64	22.20	-0.81	-7.01	-2.52	2.10	2.10	13.97	13.46	105.88
WAYN	Wayne Savings Bancorp of OH	10.98	3,889	42.7	15.22	10.25	10.82	1.48	-14.95	3.68	0.56	0.51	11.18	11.18	90.93
WYPT	Waypoint Financial Corp of PA	17.79	34,702	617.3	19.74	15.60	17.79	0.00	8.81	-0.06	1.36	1.12	13.16	12.81	156.33
WCFB	Wbstr Cty Fed MHC of IA (38.5)	19.40	1,886	14.0	19.50	16.25	19.40	0.00	18.29	2.11	0.78	0.78	11.75	11.75	53.21
WEFC	Wells Fin. Corp. of Wells MN	22.91	1,125	25.8	23.33	17.20	23.10	-0.82	17.49	9.88	2.97	1.66	22.42	22.42	196.10
WEBK	West Essex Bp MHC of NJ (40.1)(8)	35.09	4,891	68.9	35.90	18.00	35.10	-0.03	81.34	0.57	0.56	0.61	10.47	9.85	79.56
WOFC	Western Ohio Fin. Corp. of OH	22.01	1,756	38.6	22.90	18.65	21.92	0.41	11.44	5.61	1.23	1.02	24.52	24.52	196.11
WGBC	Willow Grove Bancorp of PA	14.05	11,299	158.8	14.90	9.29	13.99	0.43	48.05	1.08	0.59	0.57	11.08	10.99	71.44

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of March 7, 2003

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(183)	10.32	9.80	0.87	9.13	7.34	0.74	7.50	0.73	160.35	0.99	14.23	122.04	12.25	131.36	15.66	0.44	2.36	31.59
NYSE Traded Companies(12)	7.23	6.36	1.20	16.77	11.16	0.91	12.58	0.62	136.16	1.28	9.31	145.54	10.42	170.88	10.87	0.38	1.51	13.63
AMEX Traded Companies(14)	10.30	9.96	0.85	8.51	7.59	0.61	5.71	0.61	195.36	0.94	14.05	108.51	11.05	115.31	14.89	0.52	2.69	38.45
NASDAQ Listed OTC Companies(157)	10.57	10.07	0.84	8.55	7.00	0.73	7.25	0.75	158.47	0.97	14.67	121.31	12.51	129.56	16.10	0.44	2.41	32.60
California Companies(16)	8.95	8.69	1.16	14.29	9.26	0.94	12.33	0.47	213.04	1.18	12.00	140.93	12.15	146.25	12.48	0.20	0.83	10.50
Florida Companies(7)	7.87	7.47	0.97	11.89	7.45	0.88	10.79	0.69	208.84	0.79	14.43	159.98	13.21	167.37	15.92	0.28	1.34	20.29
Mid-Atlantic Companies(36)	9.09	8.51	0.87	10.07	7.27	0.78	8.62	0.42	211.31	1.01	14.50	131.93	11.95	143.94	15.09	0.43	2.25	33.08
Mid-West Companies(88)	11.12	10.64	0.78	7.55	7.06	0.64	5.82	0.98	118.61	0.95	14.86	112.37	12.25	119.97	16.63	0.48	2.74	35.65
New England Companies(7)	7.76	6.46	0.79	10.13	7.10	0.53	6.24	0.17	434.55	1.20	13.11	137.40	10.65	171.15	15.30	0.71	2.60	32.83
North-West Companies(8)	11.21	10.41	1.26	11.07	8.12	1.11	9.70	0.55	224.75	1.12	12.63	133.38	15.22	148.90	15.69	0.49	2.48	32.10
South-East Companies(14)	12.33	11.88	1.01	9.31	7.39	0.90	8.28	0.55	112.11	0.81	14.70	116.69	13.45	121.72	16.17	0.42	2.44	36.08
South-West Companies(4)	7.49	6.86	0.95	12.66	10.82	0.92	12.48	0.96	60.44	0.68	9.50	112.16	8.41	124.29	10.03	0.38	1.59	15.51
Western Companies (Excl CA)(3)	10.43	10.33	0.34	2.18	0.85	0.29	1.36	1.20	230.38	1.65	12.69	100.44	10.27	100.95	18.06	0.33	1.82	25.64
Thrift Strategy(173)	10.52	10.03	0.87	8.89	7.20	0.74	7.42	0.73	160.66	0.98	14.49	121.44	12.43	129.48	15.85	0.45	2.41	32.62
Mortgage Banker Strategy(8)	6.89	5.63	0.88	12.56	9.17	0.58	8.74	0.58	178.92	1.19	9.99	133.49	9.34	171.03	11.95	0.29	1.29	11.00
Real Estate Strategy(2)	7.93	7.91	1.10	14.24	10.99	0.74	9.61	1.23	30.64	0.55	9.18	124.62	9.87	124.80	13.65	0.36	3.13	27.98
Companies Issuing Dividends(161)	10.45	9.94	0.91	9.37	7.42	0.77	7.79	0.73	160.70	0.96	14.24	122.63	12.44	131.86	15.76	0.48	2.61	34.48
Companies Without Dividends(22)	9.05	8.51	0.50	6.70	6.52	0.43	4.70	0.74	156.40	1.24	14.03	116.30	10.46	126.55	14.35	0.00	0.00	0.00
Equity/Assets <6%(14)	5.16	4.71	0.62	11.60	8.03	0.27	4.45	0.84	99.21	1.42	11.68	122.81	6.38	135.23	12.90	0.27	1.33	17.71
Equity/Assets 6-12%(122)	8.80	8.23	0.86	9.87	7.93	0.73	8.45	0.77	159.50	0.99	12.88	126.99	11.09	138.18	14.36	0.45	2.34	30.61
Equity/Assets >12%(47)	15.49	15.09	0.96	6.61	5.68	0.85	5.80	0.59	178.59	0.86	18.34	109.07	16.69	112.83	19.75	0.44	2.68	38.41
Converted Last 3 Mths (no MHC)(2)	15.15	14.22	0.86	5.58	5.25	0.83	5.36	0.49	134.11	0.41	19.08	106.21	16.32	112.85	20.04	0.33	2.92	32.26
Actively Traded Companies(13)	7.91	6.81	1.07	13.72	7.84	1.11	14.03	0.86	193.45	1.10	11.16	159.52	12.71	192.54	11.75	0.48	2.22	23.41
Market Value Below $20 Million(30)	11.19	10.89	0.43	3.59	6.23	0.48	4.18	0.80	108.84	0.86	15.27	96.90	10.88	99.83	14.62	0.37	2.62	38.93
Holding Company Structure(180)	10.32	9.80	0.87	9.15	7.37	0.74	7.54	0.73	160.35	0.99	14.26	122.24	12.27	131.68	15.65	0.44	2.38	31.69
Assets Over $1 Billion(50)	8.16	7.30	1.01	12.59	8.12	0.80	9.97	0.52	221.10	1.17	12.79	147.04	12.02	166.89	14.43	0.42	1.92	25.41
Assets $500 Million-$1 Billion(41)	9.77	9.20	0.93	9.86	7.70	0.73	7.21	0.63	120.67	0.88	13.95	121.89	11.89	130.33	15.57	0.47	2.42	32.79
Assets $250-$500 Million(41)	10.73	10.35	0.89	8.63	6.93	0.80	7.66	0.95	178.86	0.97	14.09	115.30	12.26	121.07	15.61	0.44	2.50	32.16
Assets less than $250 Million(51)	12.60	12.36	0.67	5.44	6.56	0.61	5.08	0.84	111.57	0.89	16.14	102.09	12.76	104.23	17.15	0.43	2.67	37.44
Goodwill Companies(109)	9.83	8.98	0.92	9.81	7.84	0.75	7.76	0.63	185.22	1.02	13.43	124.35	12.04	139.62	15.10	0.45	2.37	31.36
Non-Goodwill Companies(74)	11.09	11.09	0.80	8.05	6.55	0.72	7.09	0.89	114.58	0.93	15.57	118.41	12.60	118.41	16.59	0.42	2.36	32.00
Acquirors of FSLIC Cases(6)	8.46	8.09	0.78	9.51	5.12	1.09	13.21	1.93	60.55	1.02	10.27	137.97	11.65	146.85	11.52	0.42	1.97	17.36

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 7, 2003

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(30)	10.36	9.71	1.26	12.25	8.34	1.13	9.66	0.25	332.76	1.11	13.16	154.81	15.33	162.86	14.65	0.56	2.55	32.52
NYSE Traded Companies(3)	9.72	6.86	2.14	22.32	10.67	3.25	5.63	0.31	157.40	0.73	9.84	197.07	19.47	217.40	10.21	0.92	3.31	32.92
AMEX Traded Companies(4)	9.07	8.77	0.68	8.58	5.79	0.58	7.75	0.36	176.54	1.24	14.20	143.03	12.25	146.67	15.04	0.41	1.98	27.21
NASDAQ Listed OTC Companies(23)	10.68	10.27	1.25	11.50	8.49	0.94	10.37	0.23	374.21	1.14	13.49	151.19	15.33	160.85	15.03	0.53	2.55	33.25
Mid-Atlantic Companies(10)	8.89	7.63	1.99	18.25	12.08	1.75	11.03	0.34	233.81	0.98	10.52	187.71	16.52	200.76	12.13	0.65	2.58	28.43
New England Companies(16)	11.08	10.62	0.90	9.77	6.44	0.82	9.14	0.20	424.55	1.20	14.57	141.42	14.96	151.00	15.64	0.54	2.44	35.47
North-West Companies(3)	10.71	10.69	1.19	11.43	8.03	1.03	9.90	0.19	359.60	1.34	13.37	144.58	15.08	144.83	15.26	0.41	2.28	31.01
South-East Companies(1)	10.99	10.99	0.70	6.27	6.01	0.70	6.27	0.35	53.93	0.24	16.63	103.56	11.38	103.56	16.63	0.40	4.91	0.00
Thrift Strategy(27)	10.64	9.95	1.10	11.63	7.26	1.16	9.26	0.23	348.78	1.06	13.71	149.45	15.38	157.35	14.86	0.55	2.59	33.60
Mortgage Banker Strategy(1)	5.23	5.22	1.47	25.39	9.33	1.44	24.96	0.35	111.38	1.38	10.71	271.57	14.21	271.95	10.89	0.60	3.09	33.15
Diversified Strategy(2)	9.31	8.87	3.27	14.98	21.92	0.55	6.97	0.37	307.29	1.62	7.77	166.14	15.30	177.27	13.45	0.58	1.78	19.68
Companies Issuing Dividends(30)	10.36	9.71	1.26	12.25	8.34	1.13	9.66	0.25	332.76	1.11	13.16	154.81	15.33	162.86	14.65	0.56	2.55	32.52
Equity/Assets <6%(3)	5.63	5.63	1.12	18.28	8.79	1.09	17.99	0.40	215.35	1.36	12.08	215.59	12.01	215.88	12.02	0.39	2.11	24.74
Equity/Assets 6-12%(22)	9.12	8.27	1.29	12.32	8.81	1.16	9.12	0.24	353.50	0.99	12.88	152.18	13.94	162.72	14.48	0.60	2.55	31.38
Equity/Assets >12%(5)	20.73	20.71	1.20	7.32	5.42	1.01	6.27	0.14	353.26	1.59	16.21	123.68	25.46	123.87	18.33	0.44	2.87	47.85
Actively Traded Companies(6)	10.39	10.14	1.10	11.00	7.40	1.05	10.70	0.16	472.03	1.14	13.85	139.07	14.11	144.30	14.56	0.66	2.80	39.14
Holding Company Structure(27)	10.60	9.90	1.29	12.21	8.32	1.15	9.41	0.25	322.46	1.12	13.30	156.28	15.74	165.16	14.82	0.54	2.51	31.95
Assets Over $1 Billion(14)	12.00	10.86	1.69	14.54	9.72	1.47	9.53	0.24	341.34	1.11	11.35	172.45	18.89	185.35	12.74	0.65	2.60	30.82
Assets $500 Million-$1 Billion(6)	9.48	9.00	1.08	11.79	7.37	0.96	10.47	0.20	317.15	1.27	14.16	154.51	14.47	166.52	15.99	0.47	2.24	31.86
Assets $250-$500 Million(7)	8.19	8.05	0.83	10.46	7.43	0.79	10.02	0.36	349.10	1.10	14.11	134.99	10.71	137.16	15.25	0.48	2.29	32.33
Assets less than $250 Million(3)	10.06	10.04	0.81	8.12	6.42	0.78	7.74	0.17	284.57	0.87	15.62	125.21	12.45	125.59	16.27	0.51	3.61	44.49
Goodwill Companies(21)	8.83	7.90	1.16	13.58	7.65	1.28	10.75	0.28	313.77	1.05	13.08	166.08	14.44	178.54	14.11	0.62	2.60	33.47
Non-Goodwill Companies(9)	13.75	13.75	1.48	8.91	9.87	0.80	7.36	0.20	389.74	1.26	13.37	129.76	17.32	129.76	16.04	0.42	2.43	29.92

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 7, 2003

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(15)	13.23	12.34	0.72	5.89	3.00	0.69	5.67	0.70	187.98	1.10	22.74	189.69	24.97	210.45	23.28	0.50	2.54	49.05
BIF-Insured Thrifts(5)	11.25	10.88	0.85	7.79	3.91	0.80	7.22	0.60	138.04	1.01	24.78	187.60	20.59	195.76	19.32	0.57	2.64	47.06
AMEX Traded Companies(2)	17.98	17.98	0.70	3.92	2.96	0.69	3.90	0.79	120.87	1.16	NM	127.87	23.02	127.87	NM	0.23	1.96	44.44
NASDAQ Listed OTC Companies(18)	12.09	11.25	0.76	6.68	3.28	0.72	6.33	0.66	181.19	1.07	23.48	196.35	23.91	215.84	22.79	0.55	2.64	48.68
Mid-Atlantic Companies(13)	11.50	10.67	0.79	7.17	3.46	0.76	6.85	0.76	202.73	1.04	23.45	200.20	22.27	221.14	21.55	0.43	2.35	48.52
Mid-West Companies(4)	13.16	12.32	0.86	6.17	3.31	0.80	5.71	0.66	81.46	0.70	22.05	166.80	22.26	181.15	24.86	0.65	3.05	49.23
New England Companies(2)	11.74	11.27	0.53	4.88	3.24	0.54	4.79	0.35	209.44	1.39	27.96	145.76	16.31	157.11	NM	0.82	3.50	44.44
South-East Companies(1)	27.32	27.32	0.27	0.98	0.43	0.23	0.83	0.38	144.48	2.40	NM	232.54	63.54	232.54	NM	0.40	1.32	0.00
Thrift Strategy(19)	12.99	12.25	0.77	6.42	3.22	0.73	6.12	0.69	171.31	1.04	23.03	190.47	24.43	207.62	22.79	0.46	2.39	48.25
Diversified Strategy(1)	7.66	6.74	0.47	5.90	3.58	0.43	5.38	0.39	238.41	1.65	27.96	165.20	12.66	187.90	NM	1.44	5.72	0.00
Companies Issuing Dividends(20)	12.71	11.96	0.75	6.39	3.24	0.72	6.08	0.68	174.84	1.08	23.48	189.14	23.81	206.58	22.79	0.52	2.57	48.25
Equity/Assets 6-12%(12)	9.52	8.57	0.76	7.65	3.64	0.70	7.07	0.73	190.13	0.99	21.86	199.66	19.14	223.57	22.48	0.56	2.64	48.58
Equity/Assets >12%(8)	18.17	17.76	0.73	4.23	2.57	0.75	4.38	0.59	148.62	1.22	27.81	171.12	31.83	177.47	23.72	0.44	2.44	47.49
Holding Company Structure(17)	12.13	11.48	0.80	6.81	3.38	0.75	6.38	0.69	178.81	0.94	22.41	190.67	22.39	207.19	22.82	0.48	2.51	48.34
Assets Over $1 Billion(7)	9.92	8.65	0.95	9.55	4.49	0.92	9.11	0.46	127.82	0.94	22.95	201.57	19.75	230.53	22.79	0.62	2.60	45.49
Assets $500 Million-$1 Billion(3)	16.92	16.76	0.42	3.16	2.00	0.41	3.01	0.28	187.11	1.37	NM	175.75	32.11	179.44	NM	0.37	2.14	44.44
Assets $250-$500 Million(5)	11.06	10.17	0.73	6.40	3.03	0.64	5.57	1.29	232.85	1.20	26.02	222.47	24.58	246.01	NM	0.42	1.88	49.90
Assets less than $250 Million(5)	15.39	15.14	0.68	3.90	2.42	0.69	4.08	0.73	186.89	1.00	22.79	153.11	23.92	157.81	22.79	0.54	3.33	65.38
Goodwill Companies(10)	9.42	7.83	0.65	6.66	3.45	0.62	6.26	0.72	200.96	1.14	23.53	177.77	16.80	214.59	22.43	0.52	2.64	42.49
Non-Goodwill Companies(10)	15.67	15.67	0.84	6.15	3.06	0.81	5.91	0.64	151.33	1.01	23.42	199.38	30.13	199.38	23.15	0.51	2.50	54.02
MHC Institutions(20)	12.71	11.96	0.75	6.39	3.24	0.72	6.08	0.68	174.84	1.08	23.48	189.14	23.81	206.58	22.79	0.52	2.57	48.25

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 7, 2003

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.93	6.08	1.10	16.02	11.33	1.05	15.35	0.16	234.63	0.69	8.83	142.41	9.87	162.38	9.22	0.80	3.17	27.97
BBX	BankAtlantic Bancorp of FL	8.66	6.95	1.23	14.78	12.47	1.04	12.47	NA	NA	1.41	8.02	114.53	9.92	142.72	9.51	0.12	1.30	10.43
CFB	Commercial Federal Corp. of NE	5.78	4.37	0.83	14.49	10.83	0.45	7.79	0.87	93.26	1.36	9.23	132.38	7.66	175.18	17.18	0.36	1.62	15.00
DSL	Downey Financial Corp. of CA	6.87	6.85	0.97	14.35	10.13	0.71	10.45	0.67	43.85	0.34	9.88	134.37	9.23	134.88	13.56	0.36	0.91	8.98
FED	FirstFed Financial Corp. of CA	8.74	8.52	1.24	15.83	10.72	1.12	14.32	NA	NA	1.97	9.33	138.54	12.10	142.10	10.31	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc of MI	5.09	5.09	1.79	35.32	17.91	-0.16	-3.23	NA	NA	1.25	5.58	185.58	9.45	185.58	NM	0.40	1.64	9.13
GDW	Golden West Fin. Corp. of CA	7.35	7.35	1.52	20.63	8.69	3.62	48.93	NA	NA	0.48	11.50	219.34	16.11	219.34	4.85	0.34	0.47	5.45
GPT	GreenPoint Fin. Corp. of NY*	8.82	7.01	2.38	27.65	12.32	1.13	13.19	NA	NA	0.78	8.11	212.01	18.70	266.75	17.01	1.25	2.95	23.95
NDE	IndyMac Bancorp of CA	8.88	8.52	1.79	16.58	13.86	-0.66	-6.08	1.05	50.68	1.28	7.21	121.94	10.82	127.10	NM	0.40	2.12	15.27
NYB	New York Community Bcrp of NY*	11.70	5.73	2.29	19.94	7.64	8.79	NM	0.15	245.20	0.74	13.09	226.66	26.52	NM	3.41	1.00	3.52	46.08
PFB	PFF Bancorp, Inc. of Pomona CA	9.05	9.01	1.16	12.16	9.15	1.15	12.11	0.59	165.29	1.10	10.93	138.63	12.55	139.31	10.97	0.40	1.27	13.89
PFS	Provident Financal Serv of NJ	22.84	22.22	0.79	3.44	3.03	0.90	3.96	0.41	165.17	1.07	NM	113.48	25.92	116.64	28.69	0.00	0.00	0.00
SOV	Sovereign Bancorp, Inc. of PA	6.85	3.34	0.87	12.86	9.33	0.77	11.46	NA	NA	1.29	10.72	133.59	9.16	273.85	12.04	0.10	0.73	7.81
SIB	Staten Island Bancorp of NY*	8.63	7.84	1.75	19.38	12.03	-0.17	-1.93	0.47	69.60	0.66	8.31	152.54	13.17	168.04	NM	0.52	3.46	28.73
WBS	Webster Financial Corp. of CT	7.69	5.48	1.26	15.51	9.92	1.15	14.14	0.38	229.22	1.48	10.09	156.02	11.99	218.79	11.06	0.76	2.15	21.65
WES	Westcorp of Irvine CA	4.82	4.81	0.67	12.71	9.62	0.70	13.26	NA	NA	2.75	10.40	129.19	6.22	129.28	9.97	0.52	2.69	27.96
AMEX Traded Companies																			
ANE	Alliance Bncp of New Eng of CT*	5.72	5.71	0.78	13.71	6.10	0.88	15.48	0.58	168.75	1.46	16.39	213.84	12.24	214.32	14.51	0.30	1.58	25.86
BYS	Bay State Bancorp, Inc. of MA(8)	9.75	9.75	1.39	13.76	6.27	1.31	13.05	0.06	NA	0.95	15.96	209.77	20.45	209.77	16.82	0.40	1.61	25.64
BHL	Berkshire Hills Bancorp of MA*	11.50	10.55	0.17	1.33	1.26	-0.08	-0.64	NA	NA	1.43	NM	117.14	13.47	127.73	NM	0.48	2.08	NM
BFD	BostonFed Bancorp, Inc. of MA	6.09	5.39	0.16	2.53	2.13	-0.36	-5.72	NA	NA	1.17	NM	120.47	7.34	136.22	NM	0.64	2.53	NM
CNY	Carver Bancorp, Inc. of NY	7.71	7.66	0.85	11.08	13.93	0.85	11.08	0.47	179.70	1.41	7.18	74.98	5.78	75.45	7.18	0.20	1.64	11.76
EFC	EFC Bancorp, Inc of Elgin IL	9.56	9.56	0.85	8.57	7.06	0.83	8.38	0.56	71.68	0.52	14.17	116.86	11.17	116.86	14.50	0.55	2.92	41.35
FCB	Falmouth Bancorp, Inc. of MA*	11.01	11.01	0.94	8.52	6.45	0.94	8.47	0.03	NA	1.10	15.51	131.16	14.44	131.16	15.61	0.52	2.12	32.91
FAB	FirstFed America Bancorp of MA	7.33	5.18	0.86	12.16	8.44	0.21	2.94	0.13	567.18	1.55	11.84	125.28	9.18	177.12	NM	0.72	2.58	30.51
GAF	GA Financial Corp., Inc. of PA	11.71	11.70	0.78	6.84	5.08	0.72	6.32	0.18	259.04	0.83	19.69	132.10	15.48	132.31	21.32	0.80	3.10	61.07
GOV	Gouverneur Bcp MHC of NY(42.4)	20.15	20.15	0.81	3.99	3.03	0.73	3.60	1.27	61.26	1.19	NM	129.41	26.08	129.41	NM	0.26	2.63	NM
KNK	Kankakee Bancorp, Inc. of IL	7.26	6.48	0.37	4.69	4.21	0.26	3.26	2.03	58.94	1.67	23.77	113.44	8.24	127.04	NM	0.60	1.54	36.59
KYF	Kentucky First Bancorp of KY	17.26	17.26	1.30	7.98	6.74	1.30	7.98	0.13	363.16	0.92	14.83	115.82	19.99	115.82	14.83	0.64	3.72	55.17
NBN	Northeast Bancorp of Auburn ME*	8.06	7.81	0.83	10.75	9.33	0.59	7.68	0.46	184.33	0.97	10.71	109.97	8.86	113.46	15.00	0.32	2.13	22.86
SZB	SouthFirst Bancshares of AL	9.80	9.42	0.46	4.87	5.68	0.08	0.82	0.89	75.61	1.00	17.60	85.59	8.39	89.09	NM	0.60	4.11	72.29
SRN	Southern Banc Company of AL	16.56	16.54	0.74	4.46	6.04	0.62	3.72	0.06	180.82	0.37	16.55	71.61	11.86	71.69	19.86	0.35	2.52	41.67
TSH	Teche Hlding Cp of Franklin LA	10.94	10.94	1.25	11.67	9.93	1.22	11.42	0.40	166.86	1.01	10.07	113.12	12.37	113.12	10.30	0.50	1.82	18.32
WSB	Washington SB, FSB of Bowie MD	11.11	11.11	1.56	14.86	10.94	0.87	8.26	NA	NA	0.71	9.14	127.82	14.20	127.82	16.45	0.16	1.77	16.16
WFD	Westfield Finl MHC of MA(47.0)*	15.81	15.81	0.59	3.85	2.89	0.65	4.20	0.31	180.47	1.12	NM	126.32	19.97	126.32	NM	0.20	1.29	44.44
WFI	Winton Financial Corp. of OH	8.00	7.97	1.11	14.12	12.00	0.77	9.79	1.23	30.64	0.44	8.33	111.80	8.94	112.16	12.01	0.41	3.97	33.06
WRO	Woronoco Bancorp, Inc of MA	10.54	10.28	0.70	6.83	6.51	0.62	5.99	NA	NA	0.67	15.37	101.73	10.72	104.33	17.53	0.60	2.83	43.48
NASDAQ Listed OTC Companies																			
AMFC	AMB Fin. Corp. of Munster IN	8.02	8.02	0.75	9.18	8.97	0.74	9.05	0.80	51.50	0.53	11.15	102.69	8.24	102.69	11.32	0.24	1.57	17.52
ASBP	ASB Financial Corp. of OH	10.98	10.98	1.32	12.34	8.51	1.16	10.86	1.19	53.77	0.85	11.75	136.52	15.00	136.52	13.35	0.52	3.54	41.60
ABBK	Abington Bancorp of MA*	6.14	5.03	0.60	11.20	6.34	0.48	8.93	0.22	207.39	1.06	15.77	136.35	8.38	166.43	19.78	0.44	2.10	33.08
AABC	Access Anytime Bancorp of NM	7.41	6.51	0.81	10.78	10.72	0.61	8.11	1.01	42.03	0.55	9.33	95.44	7.07	108.65	12.39	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV	8.16	8.16	0.85	10.09	9.54	0.77	9.07	0.90	46.24	0.51	10.48	100.88	8.23	100.88	11.66	0.48	2.33	24.37
ALLB	Alliance Bank MHC of PA (20.0)	9.53	9.53	0.43	4.61	1.61	0.44	4.71	2.90	28.36	1.62	NM	279.83	26.67	279.83	NM	0.36	1.24	NM
ASBI	Ameriana Bancorp of IN	8.55	8.23	-0.61	-7.48	-7.70	-0.39	-4.81	4.26	44.55	2.77	NM	102.58	8.77	106.62	NM	0.64	5.03	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.40	7.76	1.36	16.97	8.68	1.01	12.64	0.38	223.72	1.08	11.53	186.23	15.64	201.52	15.47	0.40	1.77	20.41
ALFC	Atlantic Liberty Fincl of NY	17.48	17.48	0.72	6.51	4.11	0.72	6.51	0.14	238.42	0.48	24.34	109.56	19.15	109.56	24.34	0.00	0.00	0.00
BCSB	BCSB Bankcorp MHC of MD (36.0)	7.62	7.15	0.42	4.65	2.67	0.36	3.99	0.16	236.38	0.58	NM	168.38	12.84	179.45	NM	0.50	3.82	NM
BKMU	Bank Mutual Cp MHC of WI(49.8)	11.36	9.31	0.92	8.45	5.33	0.78	7.21	0.32	139.40	0.75	18.77	154.21	17.52	188.17	22.02	0.40	1.75	32.79
BKUNA	BankUnited Fin. Corp. of FL	5.47	5.03	0.54	9.86	7.68	0.47	8.53	0.52	62.61	0.56	13.02	119.19	6.52	129.75	15.05	0.00	0.00	0.00
BFSB	Bedford Bancshares, Inc. of VA	9.80	9.80	1.24	12.55	8.13	1.22	12.38	0.30	162.76	0.56	12.30	147.01	14.40	147.01	12.47	0.48	2.60	32.00
BRBI	Blue River Bancshares of IN	10.24	8.03	-3.65	-38.02	NM	-1.35	-14.06	NA	NA	2.86	NM	78.07	8.00	99.58	NM	0.00	0.00	NM
BYFC	Broadway Financial Corp. of CA	7.50	7.50	0.75	9.52	7.10	0.75	9.52	0.07	NA	1.01	14.09	128.10	9.61	128.10	14.09	0.15	1.38	19.48
BRKL	Brookline Bancorp of MA*	44.43	44.43	1.64	5.05	2.84	1.24	3.83	NA	NA	1.86	NM	120.83	53.68	120.83	NM	0.34	2.61	NM
CITZ	CFS Bancorp, Inc of Munster IN	10.14	10.14	0.45	4.34	4.20	0.49	4.64	NA	NA	0.92	23.79	106.94	10.85	106.94	22.23	0.40	2.95	70.18
CKFB	CKF Bancorp of Danville KY	9.59	8.81	0.91	9.82	9.43	0.91	9.82	1.18	32.81	0.45	10.61	101.40	9.72	110.41	10.61	0.80	4.10	43.48
CAFI	Camco Fin Corp of Cambridge OH	9.10	8.83	0.92	10.28	7.65	0.58	6.48	1.40	36.09	0.73	13.08	132.61	12.07	136.66	20.73	0.54	3.18	41.54
CFFN	Capitol Fd Fn MHC of KS (30.0)	11.22	11.22	1.12	10.11	4.44	0.91	8.22	0.12	45.00	0.11	22.51	226.16	25.38	226.16	27.68	0.88	2.92	65.67
CEBK	Central Bncrp of Somerville MA*	8.42	7.96	0.73	8.67	6.44	0.83	9.76	NA	NA	0.86	15.52	129.37	10.89	136.78	13.78	0.48	1.50	23.30
CHFN	Charter Fincl MHC of GA (20.0)	27.32	27.32	0.27	0.98	0.43	0.23	0.83	0.38	144.48	2.40	NM	232.54	63.54	232.54	NM	0.40	1.32	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 7, 2003

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
CFSL	Chesterfield Financial of IL	20.25	20.12	0.86	5.15	3.95	0.86	5.15	0.06	618.39	0.86	25.31	108.23	21.92	108.93	25.31	0.24	1.19	30.00
CTZN	Citizens First Bancorp of MI	14.84	14.84	1.19	7.56	6.74	1.27	8.02	0.28	400.51	1.33	14.83	114.97	17.07	114.97	13.99	0.32	1.63	24.24
CFSB	Citizens First Fin Corp. of IL	9.08	9.08	0.65	7.18	6.99	0.54	6.00	2.49	29.85	0.91	14.31	100.69	9.14	100.69	17.10	0.40	1.83	26.14
CSBC	Citizens South Banking of NC	19.57	17.93	0.97	7.08	4.64	0.93	6.80	0.37	164.29	0.99	21.54	101.32	19.83	110.57	22.44	0.24	2.23	48.00
CBSA	Coastal Bancorp of Houston TX	4.96	4.12	0.65	13.16	11.18	0.75	15.29	0.91	78.84	0.99	8.94	117.67	5.84	141.94	7.69	0.48	1.67	14.95
CFCP	Coastal Fin. Corp. of SC	6.81	6.81	1.19	16.75	7.83	1.06	14.89	NA	NA	1.43	12.77	192.39	13.11	192.39	14.36	0.22	1.74	22.22
CCBI	Commercial Capital Bcrp of CA	9.13	7.60	1.61	22.28	10.28	0.37	5.08	NA	NA	0.58	9.73	161.26	14.73	193.72	NM	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA	9.04	9.03	1.05	10.77	9.32	0.99	10.08	0.83	74.51	0.76	10.73	119.59	10.81	119.78	11.47	0.36	2.40	25.71
CIBI	Community Inv. Bncp. Inc of OH	10.60	10.60	1.02	9.70	8.68	1.03	9.79	NA	NA	0.55	11.52	107.53	11.40	107.53	11.42	0.32	2.55	29.36
SBMC	Connecticut Bancshares of CT*	9.87	8.73	1.05	10.55	5.47	1.00	10.09	0.11	558.81	1.04	18.29	188.96	18.66	213.68	19.11	0.72	1.68	30.77
CRZY	Crazy Woman Creek Bncorp of WY	17.97	17.65	0.24	1.32	1.57	0.42	2.29	0.11	436.90	0.71	NM	83.61	15.03	85.14	NM	0.48	3.43	NM
DCOM	Dime Community Bancshars of NY*	9.02	7.08	1.57	17.61	7.96	1.50	16.90	0.08	687.02	0.71	12.56	211.00	19.03	268.88	13.09	0.56	2.56	32.18
DFBS	Dutchfork Bancshares Inc of SC	14.92	14.92	0.99	7.12	6.45	0.54	3.85	NA	NA	0.53	15.50	109.49	16.34	109.49	28.62	0.00	0.00	0.00
ESBF	ESB Financial Corp. of PA	7.30	6.71	0.69	10.14	6.44	0.74	10.93	0.28	116.62	1.23	15.54	143.96	10.51	156.62	14.41	0.40	2.52	39.22
ESBK	Elmira Svgs Bank, FSB of NY*	7.53	7.29	0.83	11.41	9.21	0.66	9.08	0.59	116.87	0.96	10.86	118.59	8.92	122.41	13.64	0.76	2.86	31.02
EQSB	Equitable Bank of Wheaton MD(8)	7.09	7.09	0.71	11.14	7.29	0.65	10.11	NA	NA	0.28	13.71	140.22	9.93	140.22	15.11	0.00	0.00	0.00
EVRT	Evertrust Fin. Grp, Inc. of WA*	13.08	13.08	0.96	6.99	5.67	0.86	6.30	0.02	NA	1.47	17.64	124.09	16.23	124.09	19.56	0.48	2.06	36.36
FFDF	FFD Financial Corp of Dover OH	12.59	12.59	0.66	5.27	5.30	0.41	3.27	0.62	98.90	0.75	18.86	97.95	12.33	97.95	NM	0.40	2.99	56.34
FFLC	FFLC Bancorp of Leesburg FL	7.76	7.76	1.01	13.12	6.89	1.01	13.12	0.35	161.00	0.70	14.51	180.74	14.02	180.74	14.51	0.60	1.67	24.29
FFWC	FFW Corporation of Wabash IN	9.88	9.44	0.89	9.38	9.34	0.61	6.37	1.35	82.43	1.95	10.71	96.36	9.52	100.85	15.75	0.60	3.59	38.46
FMCO	FMS Fin Corp. of Burlington NJ	5.08	5.08	0.72	13.83	9.03	0.72	13.83	0.28	135.80	1.18	11.08	146.28	7.44	146.28	11.08	0.12	0.93	10.26
FFHH	FSF Financial Corp. of MN	8.75	7.83	1.18	13.83	11.10	0.67	7.88	1.14	27.31	0.45	9.01	116.18	10.16	129.70	15.83	1.20	4.99	44.94
FDTR	Federal Trust Corp of FL	6.81	6.81	0.62	9.54	6.03	0.50	7.69	1.75	32.78	0.68	16.58	135.26	9.20	135.26	20.56	0.04	0.78	12.90
FBCI	Fidelity Bancorp of Chicago IL(8)	7.94	7.94	1.14	15.05	8.64	1.01	13.23	0.38	68.37	0.47	11.57	158.61	12.60	158.61	13.16	0.40	1.34	15.56
FSBI	Fidelity Bancorp, Inc. of PA	7.00	6.48	0.71	10.67	8.70	0.66	9.94	0.53	92.11	0.98	11.50	110.73	7.75	119.48	12.34	0.48	2.39	27.43
FFFL	Fidelity Bankshares, Inc of FL	7.00	6.91	0.70	9.54	5.83	0.70	9.45	NA	NA	0.43	17.16	169.21	11.84	171.44	17.32	0.40	2.20	37.74
FFED	Fidelity Fed. Bancorp of IN(8)	7.70	7.70	-1.47	-20.11	-22.58	-1.34	-18.39	1.85	36.48	1.36	NM	93.94	7.24	93.94	NM	0.00	0.00	NM
FBTC	First BancTrust Corp of IL	13.47	13.47	0.64	4.76	5.36	0.42	3.08	NA	NA	1.83	18.65	89.54	12.06	89.54	28.87	0.20	1.12	20.83
FBEI	First Bancorp of Indiana of IN	17.12	15.94	0.72	4.23	4.53	0.45	2.66	0.29	188.64	0.81	22.09	94.00	16.10	101.00	NM	0.46	2.67	58.97
FBSI	First Bancshares, Inc. of MO	9.71	9.49	0.77	7.91	8.56	0.77	7.91	NA	NA	0.52	11.69	90.06	8.75	92.18	11.69	0.16	1.13	13.22
FBBC	First Bell Bancorp, Inc. of PA	8.83	8.83	0.98	12.01	8.72	0.92	11.30	0.20	51.22	0.28	11.47	125.23	11.06	125.23	12.18	0.60	2.80	32.09
FCAP	First Capital, Inc. of IN	11.78	11.74	1.10	9.30	6.27	1.10	9.30	NA	NA	0.56	15.94	142.21	16.75	142.71	15.94	0.52	2.57	40.94
FDEF	First Defiance Fin. Corp of OH	13.58	13.18	1.54	12.74	11.96	0.35	2.87	0.29	292.70	1.32	8.36	104.91	14.25	108.15	NM	0.60	3.05	25.53
FESX	First Essex Bancorp, Inc of MA*	7.91	7.03	1.17	14.98	7.83	1.11	14.22	0.23	361.30	1.28	12.76	178.55	14.12	200.80	13.45	0.96	2.95	37.65
FFBH	First Fed. Bancshares of AR	10.11	10.11	1.08	10.53	10.44	1.00	9.72	0.47	34.33	0.22	9.58	104.26	10.54	104.26	10.38	0.64	2.45	23.44
FTFC	First Fed. Capital Corp. of WI	6.79	5.34	1.22	17.65	8.92	0.25	3.59	0.30	128.17	0.55	11.21	190.22	12.92	241.95	NM	0.52	2.62	29.38
FFBI	First Federal Bancshares of IL	16.84	16.84	0.73	4.04	4.88	0.69	3.83	0.40	61.76	0.55	20.48	88.96	14.98	88.96	21.58	0.32	1.59	32.65
FFSX	First Federal Bankshares of IA	11.11	8.17	0.62	5.65	6.39	0.55	4.97	0.91	79.79	1.10	15.65	88.77	9.86	120.66	17.78	0.32	2.04	32.00
FFBZ	First Federal Bncrp, Inc of OH	9.55	9.55	0.71	7.69	6.48	0.80	8.62	0.22	326.41	0.83	15.44	117.15	11.19	117.15	13.79	0.22	2.85	44.00
FFCH	First Fin. Holdings Inc. of SC	7.42	6.73	1.23	17.02	8.70	1.04	14.41	0.71	99.08	0.85	11.49	194.95	14.46	214.78	13.57	0.76	3.08	35.35
FFHS	First Franklin Corp. of OH	8.10	8.10	0.22	2.71	2.55	0.22	2.71	0.75	55.83	0.61	NM	103.95	8.42	103.95	NM	0.30	2.07	NM
FFSL	First Independence Corp. of KS	9.37	9.37	0.92	9.58	9.60	0.91	9.52	1.63	31.50	0.71	10.41	98.82	9.26	98.82	10.48	0.55	3.45	35.95
FKAN	First Kansas Fin. Corp. of KS	11.17	11.16	0.46	4.21	4.90	0.44	4.04	0.11	163.75	0.45	20.39	84.96	9.49	85.00	21.22	0.20	1.27	25.97
FKFS	First Keystone Fin., Inc of PA	6.21	6.21	0.56	9.04	7.38	0.48	7.77	0.77	62.47	0.86	13.54	118.12	7.34	118.12	15.76	0.40	2.08	28.17
CASH	First Midwest Fin., Inc. of IA	6.63	6.13	0.43	5.87	6.29	0.40	5.48	0.57	125.36	1.40	15.90	91.48	6.07	98.98	17.05	0.52	3.14	50.00
FMSB	First Mutual Bncshrs Inc of WA*	5.94	5.94	1.10	15.75	10.93	0.95	13.53	0.28	365.93	1.25	9.15	161.36	9.59	161.36	10.65	0.28	1.66	15.22
FNFG	First Niagara Financial of NY(8)*	18.82	15.52	1.01	5.36	4.48	0.99	5.25	0.30	234.50	1.05	22.31	119.46	22.48	144.82	22.75	0.20	1.72	38.46
FNFI	First Niles Fin., Inc. of OH	18.21	18.21	1.01	5.50	4.18	0.90	4.92	1.51	50.20	1.86	23.93	128.14	23.34	128.14	26.72	0.56	3.49	NM
FPTB	First PacTrust Bancorp of CA	21.46	21.46	0.65	4.86	3.37	0.65	4.86	NA	NA	0.72	29.65	96.62	20.74	96.62	29.65	0.20	1.25	37.04
FPFC	First Place Fin. Corp. of OH	11.98	10.48	0.88	7.57	6.32	0.48	4.15	1.02	61.27	1.04	15.83	123.02	14.74	140.56	28.88	0.50	3.04	48.08
FSFF	First SecurityFed Fin of IL	16.16	16.15	1.74	10.64	7.69	1.73	10.59	0.41	153.46	0.93	13.00	138.05	22.32	138.19	13.07	0.52	2.01	26.13
FSLA	First Sentinel Bancorp of NJ	9.79	9.58	1.18	11.51	6.47	1.16	11.39	0.08	698.80	1.06	15.45	182.88	17.90	186.73	15.62	0.42	2.96	45.65
FBNW	FirstBank NW Corp. of ID	9.03	9.03	0.82	8.99	7.78	0.41	4.49	0.67	145.46	1.25	12.86	112.30	10.14	112.30	25.72	0.60	2.51	32.26
FFBK	FloridaFirst Bancorp of FL(8)	11.92	10.61	0.72	5.96	4.79	0.63	5.24	NA	NA	0.91	20.89	118.95	14.18	133.67	23.78	0.28	1.25	26.17
FFIC	Flushing Fin. Corp. of NY*	7.95	7.71	1.04	12.40	7.53	1.22	14.52	0.26	153.33	0.56	13.29	164.33	13.06	169.37	11.35	0.40	2.33	31.01
FKKY	Frankfort First Bancorp of KY	13.04	13.04	0.93	7.30	5.89	0.93	7.30	0.28	20.87	0.07	16.98	124.05	16.17	124.05	16.98	1.12	6.22	NM
GUPB	GFSB Bancorp, Inc of Gallup NM	8.16	8.16	0.81	10.15	8.24	0.79	9.87	NA	NA	NA	12.14	117.41	9.58	117.41	12.48	0.44	2.50	30.34
GSLA	GS Financial Corp. of LA	16.37	16.37	0.59	3.34	4.05	0.59	3.34	0.31	74.19	0.61	24.66	83.99	13.75	83.99	24.66	0.40	2.11	51.95
GCFC	Grand Central Fin. Corp. of OH	15.67	15.67	0.44	2.89	2.98	0.34	2.24	1.86	16.96	0.57	NM	98.48	15.43	98.48	NM	0.36	3.46	NM
GTPS	Great American Bancorp of IL	11.32	11.03	1.14	10.13	7.78	0.88	7.87	NA	NA	0.96	12.86	129.42	14.65	132.80	16.55	0.44	1.47	18.88
PEDE	Great Pee Dee Bancorp of SC	18.57	17.56	1.14	5.89	5.96	1.23	6.37	1.04	82.63	1.07	16.79	97.96	18.19	103.59	15.53	0.56	3.88	65.12
GAFC	Greater Atlant. Fin Corp of VA	4.08	3.83	0.29	6.46	6.41	-1.23	-27.40	0.41	82.48	0.66	15.60	101.45	4.14	108.00	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (43.0)	11.81	11.81	0.96	7.96	4.83	0.96	7.96	0.13	358.96	0.83	20.71	156.31	18.46	156.31	20.71	0.68	3.16	65.38
GFED	Guaranty Fed Bancshares of MO	9.68	9.67	0.89	8.49	7.45	0.67	6.33	0.11	653.47	0.82	13.42	127.82	12.38	128.03	18.00	0.60	3.92	52.63
HCBB	HCB Bancshares, Inc. of AR	11.19	11.19	0.57	5.32	6.20	0.69	6.51	3.55	18.80	1.59	16.12	87.08	9.74	87.08	13.17	0.36	2.09	33.64
HFFC	HF Financial Corp. of SD	6.15	5.51	0.52	7.68	7.10	0.58	8.54	1.19	49.03	0.85	14.09	109.57	6.74	122.35	12.68	0.46	2.79	39.32

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 7, 2003

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																			
HMNF	HMN Financial, Inc. of MN	10.31	9.72	0.74	7.13	7.51	0.41	3.98	0.67	98.31	0.90	13.32	92.58	9.55	98.22	23.85	0.72	4.51	60.00
HARB	Harbor Florida Bancshrs of FL	11.51	11.35	1.71	14.52	5.79	1.59	13.50	0.12	578.97	0.94	17.27	240.98	27.72	244.31	18.57	0.52	2.11	36.36
HARL	Harleysville Svgs Fin Cp of PA	6.29	6.29	0.76	12.43	7.62	0.76	12.43	0.03	NA	0.69	13.12	154.70	9.73	154.70	13.12	0.64	2.42	31.68
HWFG	Harrington West Fncl of CA(8)	4.03	3.34	0.69	17.06	10.77	0.69	17.06	0.28	184.59	0.95	9.28	158.32	6.38	190.88	9.28	0.16	1.39	12.90
HFFB	Harrodsburg 1st Fin Bcrp of KY	14.57	14.17	0.59	3.89	4.44	0.64	4.19	0.51	79.40	0.57	22.51	86.62	12.62	89.04	20.90	0.60	4.10	NM
HTHR	Hawthorne Fin. Corp. of CA	6.53	5.55	1.08	16.43	10.12	1.15	17.45	0.41	348.11	1.64	9.89	137.52	8.98	161.69	9.31	0.00	0.00	0.00
HMLK	Hemlock Fed. Fin. Corp. of IL	6.90	6.43	0.70	10.07	7.76	0.54	7.71	NA	NA	0.65	12.88	127.58	8.81	136.89	16.81	0.64	2.32	29.91
HFWA	Heritage Financial Corp of WA	12.18	11.05	1.59	12.50	6.45	1.44	11.32	NA	NA	1.49	15.50	201.22	24.50	221.66	17.11	0.52	2.43	37.68
HCBC	High Country Bancorp of CO	9.41	9.41	1.00	10.82	7.88	0.70	7.60	NA	NA	1.08	12.69	131.88	12.41	131.88	18.06	0.50	2.02	25.64
HIFS	Hingham Inst. for Sav. of MA*	8.96	8.96	1.47	16.67	9.38	1.56	17.70	0.12	541.43	0.87	10.66	166.67	14.93	166.67	10.03	0.68	2.21	23.53
HCFC	Home City Fin. Corp. of OH	7.82	7.58	0.32	4.04	4.79	0.10	1.28	0.22	136.73	0.36	20.87	84.42	6.60	87.07	NM	0.44	3.51	73.33
HWEN	Home Financial Bancorp of IN	9.86	9.86	0.66	7.02	7.21	0.92	9.79	1.68	29.96	0.65	13.88	94.05	9.28	94.05	9.96	0.12	2.62	36.36
HLFC	Home Loan Financial Corp of OH	14.76	14.76	1.23	8.10	7.01	1.22	8.02	NA	NA	0.43	14.26	112.76	16.64	112.76	14.40	0.64	4.44	63.37
HFBC	HopFed Bancorp of KY	11.30	9.58	1.45	10.16	9.12	1.30	9.11	0.50	60.84	0.44	10.97	107.45	12.14	126.71	12.24	0.44	3.21	35.20
HRZB	Horizon Financial Corp. of WA*	13.11	13.04	1.51	11.54	7.50	1.29	9.88	0.26	353.26	1.29	13.33	148.30	19.44	149.04	15.58	0.46	3.11	41.44
HCBK	Hudson Cty Bcp MHC of NJ(38.8)*	9.31	9.31	1.50	14.84	5.23	1.49	14.69	0.15	118.74	0.37	19.13	278.86	25.96	278.86	19.32	0.44	2.30	44.00
HRBT	Hudson River Bancorp Inc of NY	10.14	7.36	1.09	10.84	7.09	1.09	10.84	0.88	175.54	2.20	14.11	145.66	14.77	200.75	14.11	0.52	2.17	30.59
ICBC	Independence Comm Bnk Cp of NY	11.40	9.06	1.53	13.48	8.16	1.49	13.16	NA	NA	1.38	12.26	159.79	18.22	201.16	12.55	0.60	2.30	28.17
IFSB	Independence FSB of DC	9.03	9.03	-0.05	-0.62	-0.75	0.10	1.17	NA	NA	0.60	NM	81.52	7.36	81.52	NM	0.00	0.00	NM
JXVL	Jacksonville Bancorp Inc of TX	9.44	8.63	1.54	16.57	13.14	1.54	16.67	NA	NA	0.49	7.61	118.13	11.15	129.16	7.57	0.60	2.20	16.76
JXSB	Jcksnville Bcp MHC of IL(45.6)	7.96	6.67	-0.06	-0.69	-0.56	0.05	0.59	1.78	48.29	1.41	NM	121.71	9.69	145.18	NM	0.30	2.40	NM
KFBI	Klamath First Bancorp of OR	8.02	5.37	0.53	6.88	6.88	0.46	5.87	0.09	548.09	1.24	14.53	96.01	7.70	143.40	17.02	0.52	3.09	44.83
LSBX	LSB Corp of No. Andover MA*	12.31	12.31	0.71	5.71	5.66	0.63	5.08	NA	NA	1.73	17.67	101.49	12.49	101.49	19.85	0.48	3.72	65.75
LSBI	LSB Fin. Corp. of Lafayette IN	7.99	7.99	0.90	11.06	9.20	0.69	8.44	1.12	55.61	0.73	10.87	115.72	9.25	115.72	14.24	0.50	2.31	25.13
LARL	Laurel Capital Group Inc of PA	10.06	10.06	1.09	10.91	8.17	1.08	10.84	0.11	590.13	1.05	12.24	131.45	13.22	131.45	12.32	0.76	3.98	48.72
LXMO	Lexington B&L Fin. Corp. of MO	10.88	10.31	0.65	5.95	6.78	0.65	5.95	0.66	82.74	0.95	14.75	87.50	9.52	92.39	14.75	0.30	1.68	24.79
LNCB	Lincoln Bancorp of IN	15.73	15.30	0.89	5.33	5.65	0.64	3.83	NA	NA	0.82	17.71	96.81	15.23	99.59	24.64	0.48	2.82	50.00
LOGN	Logansport Fin. Corp. of IN	10.24	10.24	1.04	9.26	10.06	0.99	8.84	0.99	98.25	1.30	9.94	97.74	10.01	97.74	10.41	0.56	3.16	31.46
MAFB	MAF Bancorp, Inc. of IL	8.45	6.73	1.28	15.77	9.37	1.09	13.43	0.47	70.18	0.44	10.67	156.84	13.25	196.92	12.53	0.72	2.13	22.71
MFBC	MFB Corp. of Mishawaka IN	8.10	8.10	0.12	1.51	1.76	-0.05	-0.60	1.17	115.76	1.87	NM	87.00	7.04	87.00	NM	0.44	1.94	NM
MSBF	MSB Financial, Inc of MI	14.47	12.66	1.41	9.42	8.54	0.80	5.35	1.12	45.40	0.65	11.71	116.07	16.79	132.65	20.63	0.46	3.54	41.44
MASB	MassBank Corp. of Reading MA*	11.62	11.52	0.99	8.45	7.61	0.89	7.57	0.04	632.14	0.83	13.15	110.02	12.79	111.02	14.66	0.92	3.29	43.19
MTXC	Matrix Bancorp, Inc. of CO	3.92	3.92	-0.24	-5.61	-6.89	-0.25	-5.80	2.29	23.86	3.16	NM	85.84	3.36	85.84	NM	0.00	0.00	NM
MFLR	Mayflower Co-Op. Bank of MA*	8.18	8.11	0.78	9.57	6.80	0.69	8.50	0.13	515.20	1.27	14.71	140.91	11.52	142.06	16.57	0.60	3.81	56.07
METF	Metropolitan Fin. Corp. of OH(8)	3.37	3.18	-1.08	-32.60	-20.68	-1.09	-32.92	2.10	55.16	1.67	NM	161.22	5.43	170.51	NM	0.00	0.00	NM
MCBF	Monarch Community Bncrp of MI	18.49	18.49	0.57	4.09	3.86	0.35	2.49	2.23	39.38	1.21	25.93	76.08	14.07	76.08	NM	0.20	1.68	43.48
MBBC	Monterey Bay Bancorp of CA	9.20	9.06	1.00	10.57	8.11	0.97	10.31	0.57	233.94	1.54	12.33	123.77	11.39	125.63	12.64	0.00	0.00	0.00
MFSF	MutualFirst Fin. Inc. of IN	12.21	12.10	1.07	7.91	7.01	0.94	6.96	0.89	91.05	0.97	14.26	123.29	15.06	124.51	16.20	0.40	1.87	26.67
MYST	Mystic Financial of MA*	6.31	6.31	0.44	6.32	5.91	0.37	5.36	0.07	734.12	0.83	16.93	104.97	6.62	104.97	19.94	0.36	2.01	33.96
NASB	NASB Fin, Inc. of Grandview MO	11.18	11.08	2.07	19.57	10.40	1.44	13.60	NA	NA	0.80	9.61	174.94	19.57	176.58	13.84	0.68	3.00	28.81
NHTB	NH Thrift Bancshares of NH	6.70	4.17	0.77	12.52	10.20	0.59	9.65	0.16	507.24	1.15	9.81	114.54	7.67	184.07	12.72	0.72	3.82	37.50
NMIL	Newmil Bancorp, Inc. of CT*	8.20	6.84	1.07	13.06	7.11	1.01	12.34	0.23	342.02	1.49	14.07	177.99	14.59	213.28	14.90	0.60	2.63	37.04
NBSI	North Bancshares of Chicago IL	10.09	10.09	0.52	5.25	4.28	0.39	4.00	NA	NA	0.38	23.35	120.38	12.15	120.38	NM	0.44	2.99	69.84
FFFD	North Central Bancshares of IA	9.60	8.37	1.47	15.72	10.45	1.47	15.72	NA	NA	0.91	9.57	144.94	13.91	166.26	9.57	0.84	2.45	23.46
NEIB	Northeast Indiana Bncrp of IN	11.80	11.80	0.69	6.02	6.75	0.56	4.88	3.00	31.66	1.36	14.81	88.50	10.45	88.50	18.26	0.52	3.31	49.06
NEPF	Northeast PA Fin. Corp of PA	7.40	6.00	0.57	7.75	7.73	0.48	6.47	0.58	98.64	1.07	12.93	100.24	7.42	123.64	15.49	0.48	2.92	37.80
NWSB	Northwest Bcrp MHC of PA(25.4)	6.81	5.21	0.88	12.63	5.34	0.85	12.18	0.65	77.13	0.77	18.72	219.49	14.95	287.25	19.43	0.32	2.06	38.55
OCFC	OceanFirst Fin. Corp of NJ	7.76	7.67	1.16	14.19	6.79	0.99	12.15	0.16	356.10	0.75	14.73	218.72	16.96	221.19	17.20	0.72	3.35	49.32
ONFC	Oneida Fincl MHC of NY (45.7)	11.26	8.57	0.80	6.64	2.64	0.70	5.75	0.08	750.45	1.27	NM	242.43	27.30	318.49	NM	0.54	2.37	NM
OTFC	Oregon Trail Fin. Corp. of OR(8)	15.48	15.45	1.34	8.95	7.47	1.29	8.64	0.12	509.23	0.95	13.39	118.53	18.34	118.71	13.87	0.44	1.91	25.58
PBNC	PFS Bancorp Inc of IN	23.17	23.17	0.71	3.07	3.35	0.71	3.07	NA	NA	NA	29.87	92.36	21.40	92.36	29.87	0.30	1.83	54.55
PHSB	PHSB Financial Corp of PA	14.28	14.28	0.79	5.17	5.12	0.76	4.93	0.12	402.87	1.01	19.54	104.23	14.89	104.23	20.48	0.40	2.35	45.98
PVFC	PVF Capital Corp. of OH	7.86	7.86	1.09	14.36	9.97	0.72	9.43	NA	NA	0.66	10.03	137.45	10.80	137.45	15.28	0.30	2.28	22.90
PPBI	Pacific Premier Bncrp of CA(8)	4.88	4.88	1.17	28.20	35.12	1.13	27.15	3.20	37.15	1.78	2.85	70.53	3.44	70.53	2.96	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.62	8.62	1.26	14.47	7.46	1.33	15.20	0.49	89.29	0.65	13.41	187.63	16.17	187.63	12.76	0.80	4.32	57.97
PFED	Park Bancorp of Chicago IL	12.12	12.12	0.78	6.78	6.16	0.73	6.34	0.12	206.90	0.40	16.23	105.28	12.76	105.28	17.34	0.60	2.37	38.46
PVSA	Parkvale Financial Corp of PA	5.99	5.26	0.56	9.14	6.99	0.44	7.15	0.42	221.23	1.23	14.30	131.83	7.89	150.03	18.28	0.72	3.13	44.72
PRTR	Partners Trust MHC of NY(46.4)	12.41	9.50	0.75	5.61	3.49	0.96	7.13	1.06	78.07	1.36	28.68	145.24	18.02	189.69	22.56	0.28	1.65	47.46
PBHC	Pathfinder BC MHC of NY (39.1)*	8.99	8.09	0.68	7.44	4.51	0.47	5.15	1.53	42.47	0.97	22.15	161.43	14.52	179.55	NM	0.32	2.22	49.23
PFSB	PennFed Fin. Services of NJ	6.53	6.31	0.82	12.84	7.82	0.78	12.30	0.09	364.95	0.45	12.78	161.21	10.53	166.87	13.35	0.40	1.48	18.87
PFDC	Peoples Bancorp of Auburn IN	12.23	11.63	1.11	9.17	8.89	1.05	8.66	0.49	85.08	0.55	11.25	100.33	12.27	105.51	11.92	0.64	3.56	40.00
PBCT	Peoples Bank, MHC of CT (40.8)*	7.66	6.74	0.47	5.90	3.58	0.43	5.38	0.39	238.41	1.65	27.96	165.20	12.66	187.90	NM	1.44	5.72	NM
PCBI	Peoples Community Bcrp. of OH	7.13	6.35	0.65	8.41	6.22	0.90	11.66	1.24	114.29	1.72	16.07	128.06	9.13	143.95	11.60	0.00	0.00	0.00
PSFC	Peoples Sidney Fin. Corp of OH	12.37	12.37	0.60	4.79	4.10	0.60	4.79	1.39	38.18	0.62	24.40	116.69	14.44	116.69	24.40	0.48	3.45	NM
PHFC	Pittsburgh Fin Corp of PA	5.78	5.74	0.24	4.39	5.30	0.32	5.85	1.25	60.99	1.29	18.88	79.21	4.58	79.69	14.16	0.38	2.92	55.07
PFSL	Pocahontas Bancorp, Inc. of AR	7.41	4.67	0.77	9.48	9.37	0.54	6.62	NA	NA	0.87	10.67	99.01	7.34	157.22	15.26	0.32	2.91	31.07

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 7, 2003

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
PORT	Port Fin. Corp of Brighton MA	8.24	8.24	1.02	11.24	5.43	0.94	10.41	0.02	NA	1.18	18.42	206.38	17.01	206.38	19.89	0.80	1.68	31.01
PFNC	Progress Financial Corp. of PA	6.56	6.44	0.44	6.57	4.50	0.52	7.70	0.63	101.54	1.39	22.24	134.24	8.80	136.65	18.97	0.24	1.86	41.38
PBCP	Provident Bcp MHC of NY (45.1)	10.69	9.27	1.02	9.30	4.02	0.99	9.00	0.51	198.02	1.54	24.90	221.85	23.71	255.66	25.71	0.56	1.79	44.44
PROV	Provident Fin. Holdings of CA	8.55	8.55	1.11	11.83	8.49	0.22	2.29	0.17	364.95	1.08	11.78	140.78	12.04	140.85	NM	0.20	0.71	8.40
PULB	Pulaski Fin Cp of St. Louis MO	7.88	7.88	0.89	11.30	6.16	0.31	3.90	0.77	87.11	1.21	16.23	183.41	14.45	183.41	NM	0.36	1.60	25.90
QCBC	Quaker City Bancorp, Inc of CA	8.26	8.23	1.52	17.96	10.73	1.50	17.76	0.26	284.44	0.91	9.32	162.01	13.38	162.57	9.43	0.00	0.00	0.00
RIVR	River Valley Bancorp of IN	8.97	8.95	1.25	13.51	10.79	0.79	8.50	NA	NA	1.22	9.27	116.45	10.44	116.64	14.74	1.00	3.48	32.26
RVSB	Riverview Bancorp, Inc. of WA	12.73	12.63	1.33	10.04	7.34	1.08	8.18	0.30	218.71	0.91	13.63	136.29	17.35	137.40	16.73	0.50	2.96	40.32
ROME	Rome Bncp Inc MHC of NY (41.6)*	14.47	14.47	1.00	6.92	3.35	0.97	6.68	0.63	110.12	0.94	29.89	206.19	29.84	206.19	NM	0.44	1.69	50.57
RSLN	Roslyn Bancorp, Inc. of NY*	5.23	5.22	1.47	25.39	9.33	1.44	24.96	0.35	111.38	1.38	10.71	271.57	14.21	271.95	10.89	0.60	3.09	33.15
SCFS	Seacoast Fin Serv Corp of MA*	8.64	7.68	1.05	11.80	8.48	1.06	11.87	NA	NA	1.15	11.79	134.52	11.62	151.35	11.72	0.48	2.59	30.57
SFBI	Security Financial Bcrp of IN(8)	18.63	18.63	0.20	1.06	0.88	0.36	1.97	1.11	64.92	1.45	NM	119.63	22.29	119.63	NM	0.00	0.00	0.00
SVBI	Severn Bancorp Inc of MD	9.28	9.20	2.04	21.86	10.91	1.87	19.98	0.32	274.62	0.94	9.16	195.21	18.11	196.81	10.03	0.24	1.25	11.48
SKBO	Skibo Fin Corp MHC of PA(39.8)	14.97	14.97	0.22	1.43	0.76	0.22	1.43	0.07	372.81	1.04	NM	193.03	28.89	193.03	NM	0.48	3.33	NM
SOBI	Sobieski Bancorp of S. Bend IN	8.02	8.02	-2.12	-25.79	NM	-1.69	-20.50	NA	NA	2.78	NM	83.00	6.66	83.00	NM	0.34	2.62	NM
SFFS	Sound Fed Bancorp Inc of NY	18.01	16.14	1.11	6.16	5.39	1.11	6.16	0.12	248.03	0.55	18.55	114.20	20.57	127.49	18.55	0.20	1.74	32.26
SSFC	South Street Fin. Corp. of NC*	10.99	10.99	0.70	6.27	6.01	0.70	6.27	0.35	53.93	0.24	16.63	103.56	11.38	103.56	16.63	0.40	4.91	NM
SMBC	Southern Missouri Bncrp of MO	9.19	8.01	0.98	10.74	9.13	0.98	10.74	0.21	303.89	0.77	10.95	113.80	10.46	130.66	10.95	0.56	2.33	25.57
STFR	St. Francis Cap. Corp. of WI	8.20	7.60	0.98	12.64	10.04	0.53	6.92	0.45	142.87	1.17	9.96	119.06	9.76	128.45	18.20	0.80	3.43	34.19
SFFC	StateFed Financial Corp. of IA	14.15	14.15	-0.04	-0.27	-0.26	-0.04	-0.27	NA	NA	NA	NM	106.49	15.07	106.49	NM	0.40	3.43	NM
STSA	Sterling Financial Corp of WA	5.81	4.55	0.80	13.84	10.28	0.79	13.71	0.59	133.81	1.15	9.73	122.25	7.10	155.96	9.82	0.00	0.00	0.00
STBI	Sturgis Bancorp of MI	9.08	7.40	0.88	9.60	9.23	0.58	6.30	2.08	28.54	0.81	10.84	104.78	9.51	128.57	16.52	0.32	3.17	34.41
SUPI	Superior Financial Corp of AR	7.67	4.42	0.93	12.37	10.08	0.67	8.92	0.45	175.97	1.28	9.92	119.46	9.16	207.14	13.76	0.50	2.65	26.32
THRD	TF Fin. Corp. of Newtown PA	8.59	7.91	0.71	8.63	7.33	0.78	9.50	0.54	52.41	0.55	13.64	111.97	9.61	121.57	12.39	0.60	2.34	31.91
THTL	Thistle Group Holdings of PA	9.70	8.79	0.48	4.44	4.84	0.48	4.44	NA	NA	NA	20.65	98.41	9.55	108.61	20.65	0.36	2.53	52.17
TONE	TierOne Corporation of NE	17.48	17.48	0.68	5.43	3.54	0.49	3.90	NA	NA	0.96	28.23	106.84	18.67	106.84	NM	0.00	0.00	0.00
TSBK	Timberland Bancorp, Inc. of WA	17.53	17.53	1.71	9.54	8.56	1.54	8.60	1.12	77.70	1.21	11.68	107.99	18.93	107.99	12.96	0.48	2.54	29.63
TRYF	Troy Financial Corp of Troy NY	13.05	10.44	1.15	8.33	5.48	1.13	8.22	0.20	599.84	1.88	18.24	156.68	20.45	195.92	18.50	0.64	2.47	45.07
UCBC	Union Community Bancorp of IN	14.12	13.09	1.24	7.42	7.26	1.36	8.11	NA	NA	NA	13.78	97.27	13.74	104.93	12.62	0.60	3.66	50.42
UFBS	Union Fin Bancshares Inc of SC	8.38	6.73	0.57	6.78	6.11	0.56	6.70	0.80	56.39	0.94	16.36	103.95	8.71	129.46	16.54	0.40	2.72	44.44
UCFC	United Community Fin. of OH	13.79	11.85	1.05	7.77	6.74	0.84	6.19	0.83	91.73	1.01	14.85	112.45	15.51	130.94	18.64	0.30	3.42	50.85
UPFC	United PanAm Fin. Corp of CA(8)	9.43	9.43	1.52	15.25	10.81	1.48	14.86	NA	NA	7.00	9.25	128.70	12.14	128.70	9.49	0.00	0.00	0.00
UTBI	United Tenn. Bancshares of TN	14.27	13.48	1.61	11.55	10.16	1.59	11.38	0.41	173.81	1.01	9.84	108.47	15.48	114.80	9.99	0.33	2.50	24.63
WSFS	WSFS Financial Corp. of DE*	10.72	10.72	5.37	NM	36.01	-0.02	-0.28	0.50	253.27	1.95	2.78	153.74	16.48	153.74	NM	0.20	0.62	1.72
WVFC	WVS Financial Corp. of PA	7.37	7.37	0.97	12.89	9.30	0.96	12.72	1.10	61.80	2.14	10.75	138.58	10.21	138.58	10.90	0.64	4.00	42.95
WSBI	Warwick Community Bncrp of NY*	10.38	10.05	1.23	12.19	6.66	1.19	11.82	NA	NA	1.06	15.02	178.96	18.58	184.91	15.48	0.56	1.86	28.00
WFSL	Washington Federal, Inc. of WA	13.19	12.71	2.03	15.71	9.54	2.03	15.71	NA	NA	0.57	10.49	157.62	20.80	163.60	10.49	0.84	3.81	40.00
WAYN	Wayne Savings Bancorp of OH	12.30	12.30	0.62	5.01	5.10	0.56	4.56	0.85	20.18	0.27	19.61	98.21	12.08	98.21	21.53	0.45	4.10	NM
WYPT	Waypoint Financial Corp of PA	8.42	8.19	0.87	10.00	7.64	0.71	8.24	0.39	131.05	1.18	13.08	135.18	11.38	138.88	15.88	0.44	2.47	32.35
WCFB	Wbstr Cty Fed MHC of IA (38.5)	22.08	22.08	1.47	6.81	4.02	1.47	6.81	0.42	93.14	0.51	24.87	165.11	36.46	165.11	24.87	1.00	5.15	NM
WEFC	Wells Fin. Corp. of Wells MN	11.43	11.43	1.47	13.43	12.96	0.82	7.51	NA	NA	0.62	7.71	102.19	11.68	102.19	13.80	0.80	3.49	26.94
WEBK	West Essex Bp MHC of NJ (40.1)(8)	13.16	12.38	0.73	5.38	1.60	0.79	5.86	0.20	172.97	0.90	NM	335.15	44.11	NM	NM	0.56	1.60	NM
WOFC	Western Ohio Fin. Corp. of OH	12.50	12.50	0.63	5.09	5.59	0.52	4.22	0.49	109.51	0.70	17.89	89.76	11.22	89.76	21.58	1.00	4.54	NM
WGBC	Willow Grove Bancorp of PA	15.51	15.38	0.89	6.64	4.20	0.86	6.41	0.64	101.50	1.13	23.81	126.81	19.67	127.84	24.65	0.32	2.28	54.24

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1995:	Quarter 1	4157.7	500.7	817.2	278.4	152.1
	Quarter 2	4556.1	544.8	933.5	313.5	171.7
	Quarter 3	4789.1	584.4	1,043.5	362.3	195.3
	Quarter 4	5117.1	615.9	1,052.1	376.5	207.6
1996:	Quarter 1	5587.1	645.5	1,101.4	382.1	225.1
	Quarter 2	5654.6	670.6	1,185.0	387.2	224.7
	Quarter 3	5882.2	687.3	1,226.9	429.3	249.2
	Quarter 4	6442.5	737.0	1,280.7	483.6	280.1
1997:	Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
	7-Mar-03	7740.0	828.9	1,305.3	1085.0	404.5

(1) End of period data.

Sources: SNL Financial and Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices

<Index Values>

	Index Values			Price Appreciation (%)		
	01/31/03	12/31/02	01/31/02	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,091.2	1,073.2	984.6	1.67	1.67	10.83
MHC Index	1,700.7	1,625.2	1,276.7	4.64	4.64	33.21
Insurance Indexes						
SAIF Thrifts	1,079.6	1,053.9	941.9	2.44	2.44	14.61
BIF Thrifts	1,280.5	1,264.5	1,180.3	1.27	1.27	8.49
Stock Exchange Indexes						
AMEX Thrifts	357.8	350.1	279.7	2.19	2.19	27.92
NYSE Thrifts	703.1	698.1	664.3	0.72	0.72	5.85
OTC Thrifts	1,283.5	1,240.5	1,076.2	3.46	3.46	19.26
Geographic Indexes						
Mid-Atlantic Thrifts	2,467.4	2,438.7	2,220.5	1.17	1.17	11.12
Midwestern Thrifts	2,531.4	2,421.5	2,059.9	4.54	4.54	22.89
New England Thrifts	958.1	935.2	776.2	2.45	2.45	23.44
Southeastern Thrifts	1,021.2	983.7	929.2	3.82	3.82	9.91
Southwestern Thrifts	895.0	922.8	808.1	-3.02	-3.02	10.75
Western Thrifts	1,035.6	1,024.0	971.5	1.14	1.14	6.59
Asset Size Indexes						
Less than $250M	1,041.5	1,012.4	867.0	2.88	2.88	20.12
$250M to $500M	2,477.2	2,405.9	1,970.9	2.96	2.96	25.69
$500M to $1B	1,297.9	1,264.6	970.1	2.64	2.64	33.80
$1B to $5B	1,566.0	1,521.8	1,267.2	2.90	2.90	23.58
Over $5B	653.5	645.1	610.1	1.30	1.30	7.11
Pink Indexes						
Pink Thrifts	277.7	268.4	227.3	3.47	3.47	22.19
Less than $75M	327.1	319.6	246.6	2.37	2.37	32.67
Over $75M	282.7	272.8	234.6	3.62	3.62	20.52
Comparative Indexes						
Dow Jones Industrials	8,053.8	8,341.6	9,920.0	-3.45	-3.45	-18.81
S&P 500	855.7	879.8	1,130.2	-2.74	-2.74	-24.29

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4

Pricing Characteristics and After-Market Trends
Second Step Conversions

Pro Forma Pricing Characteristics
Second Step Conversions By Year (1994-2003)

Institutional Information				Pre-Conversion Data				Offering Information			Insider Purchases(3)			Pro Forma Data							
				Financial Info.		Asset Quality					Benefit Plans			Pricing Ratios(4)			Financial Charac.				
Institution	State	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)(2)	Res. Cov. (%)	Gross Proc. ($Mil.)	% of Mid. (%)	Exp./ Proc. (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)	P/TB (%)	Core P/E(5) (x)	P/A (%)	ROA (%)	TE/A (%)	ROE (%)	IPO Price ($)	Elapsed Time as an MHC (Months)
First Niagara Fin. Group, Inc	NY*	01/21/03	FNFC	$3,291	10.02%	0.42%	102%	$410.0	100%	4.0%	5.0%	4.0%	0.3%	124.8%	19.5x	19.4%	1.0%	15.5%	6.4%	$10.00	57
Wayne Savings Bncshrs, Inc	OH*	01/09/03	WAYN	337	8.02%	0.89%	22%	20.4	100%	7.3%	8.0%	4.0%	2.2%	89.4%	17.7x	11.0%	0.6%	12.3%	3.9%	10.00	115
Sound Federal Bancorp, Inc	NY	01/07/03	SFFS	673	9.84%	0.16%	268%	77.8	132%	2.3%	8.0%	4.0%	0.9%	110.9%	16.1x	17.9%	1.1%	16.1%	4.6%	10.00	51
Bridge Street Financial, Inc.	NY*	01/06/03	OCNB	179	9.58%	0.45%	133%	15.1	104%	4.2%	0.0%	4.0%	1.4%	87.4%	18.1x	13.9%	0.8%	16.1%	4.8%	10.00	42
Averages - 2003:				**$ 426**	**9.71%**	**0.31%**	**201%**	**$ 46.5**	**118%**	**3.2%**	**4.0%**	**4.0%**	**1.2%**	**99.2%**	**17.1x**	**15.9%**	**0.9%**	**16.1%**	**4.7%**	**$10.00**	**46**
Medians - 2003:				**$ 426**	**9.71%**	**0.31%**	**201%**	**$ 46.5**	**118%**	**3.2%**	**4.0%**	**4.0%**	**1.2%**	**99.2%**	**17.1x**	**15.9%**	**0.9%**	**16.1%**	**4.7%**	**$10.00**	**46**
Citizens South Banking Corp	NC*	10/01/02	CSBC	439	9.94%	0.71%	96%	52.6	132%	2.4%	2.0%	4.0%	2.6%	108.7%	23.6x	18.6%	####	17.1%	4.6%	10.00	54
Brookline Bancorp, Inc.	MA*	07/10/02	BRKL	1,138	26.20%	0.14%	190%	337.2	132%	1.3%	0.0%	4.0%	0.6%	94.9%	22.1x	40.2%	1.8%	42.4%	4.3%	10.00	52
Willow Grove Bancorp, Inc.	PA*	04/04/02	WGBC	644	9.78%	0.75%	93%	64.1	132%	2.5%	8.0%	4.0%	1.8%	96.6%	24.1x	16.1%	0.7%	16.7%	4.0%	10.00	39
Averages - 2002:				**$ 740**	**15.31%**	**0.53%**	**126%**	**$151.3**	**132%**	**2.1%**	**3.3%**	**4.0%**	**1.7%**	**100.1%**	**23.3x**	**25.0%**	**####**	**25.4%**	**4.3%**	**$10.00**	**48**
Medians - 2002:				**$ 644**	**9.94%**	**0.71%**	**96%**	**$ 64.1**	**132%**	**2.4%**	**2.0%**	**4.0%**	**1.8%**	**96.6%**	**23.6x**	**18.6%**	**1.8%**	**17.1%**	**4.3%**	**$10.00**	**52**
PHSB Financial Corp.	PA*	12/21/01	PHSB	290	11.55%	0.19%	269%	$ 22.0	112%	3.7%	8.0%	4.0%	2.3%	67.2%	14.6x	11.3%	0.8%	16.9%	4.6%	$10.00	53
Fidelity Bankshares, Inc.	FL*	05/15/01	FFFL	1,924	4.83%	0.26%	98%	$ 87.0	112%	2.3%	6.0%	4.0%	0.8%	93.1%	19.9x	7.9%	0.4%	8.3%	4.7%	10.00	88
Averages - 2001:				**$1,107**	**8.19%**	**0.23%**	**184%**	**$ 54.5**	**112%**	**3.0%**	**7.0%**	**4.0%**	**1.6%**	**80.2%**	**17.3x**	**9.6%**	**0.6%**	**12.6%**	**4.7%**	**$10.00**	**71**
Medians - 2001:				**$1,107**	**8.19%**	**0.23%**	**184%**	**$ 54.5**	**112%**	**3.0%**	**7.0%**	**4.0%**	**1.6%**	**80.2%**	**17.3x**	**9.6%**	**0.6%**	**12.6%**	**4.7%**	**$10.00**	**71**
FloridaFirst Bancorp, Inc.	FL	12/22/00	FFBK	$ 582	10.49%	0.17%	438%	$ 31.5	115%	3.5%	8.0%	4.0%	2.5%	63.8%	12.2x	9.1%	0.7%	14.2%	5.2%	$10.00	21
Finger Lakes Financial Corp	NY	11/13/00	FLBC	307	6.43%	0.23%	337%	16.2	122%	5.3%	8.0%	4.0%	4.0%	72.9%	16.4x	7.5%	0.5%	10.3%	4.5%	7.00	72
Waypoint Financial Corp.	PA*	10/12/00	WYPT	4,518	6.01%	0.38%	127%	195.5	85%	5.7%	8.0%	0.0%	2.0%	97.6%	12.0x	8.3%	0.7%	8.4%	8.1%	10.00	81
Averages - 2000:				**$1,802**	**7.64%**	**0.26%**	**301%**	**$ 81.1**	**107%**	**4.8%**	**8.0%**	**2.7%**	**2.8%**	**78.1%**	**13.5x**	**8.3%**	**0.7%**	**11.0%**	**5.9%**	**$9.00**	**58**
Medians - 2000:				**$ 582**	**6.43%**	**0.23%**	**337%**	**$ 31.5**	**115%**	**5.3%**	**8.0%**	**4.0%**	**2.5%**	**72.9%**	**12.2x**	**8.3%**	**0.7%**	**10.3%**	**5.2%**	**$10.00**	**72**
First Federal Bankshares, Inc	IA*	04/14/99	FFSX	$ 684	6.69%	0.37%	N.M.	$ 26.4	85%	5.0%	7.0%	3.0%	2.9%	102.9%	12.8x	6.8%	0.5%	6.6%	8.1%	$10.00	81
First Capital, Inc.	IN	01/04/99	FCAP	94	11.01%	0.35%	N.M.	7.7	99%	5.1%	8.0%	4.0%	5.5%	77.3%	11.7x	12.9%	1.1%	16.7%	6.6%	10.00	72
Averages - 1999:				**$ 389**	**8.85%**	**0.36%**	**N.M.**	**$ 17.0**	**92%**	**5.1%**	**7.5%**	**3.5%**	**4.2%**	**90.1%**	**12.2x**	**9.9%**	**0.8%**	**11.7%**	**7.3%**	**$10.00**	**77**
Medians - 1999:				**$ 389**	**8.85%**	**0.36%**	**N.M.**	**$ 17.0**	**92%**	**5.1%**	**7.5%**	**3.5%**	**4.2%**	**90.1%**	**12.2x**	**9.9%**	**0.8%**	**11.7%**	**7.3%**	**$10.00**	**77**
Community Savings Bancsh	FL	12/16/98	CMSV	$ 791	10.69%	0.30%	180%	$ 54.7	89%	2.6%	8.0%	4.0%	0.4%	80.3%	17.8x	12.6%	0.7%	15.7%	4.5%	$10.00	50
Pulaski Financial Corp.	MO*	12/04/98	PULB	187	13.47%	0.97%	40%	29.1	132%	3.1%	8.0%	4.0%	1.7%	79.5%	14.7x	18.7%	1.3%	23.6%	5.4%	10.00	55
Homestead Financial, Inc.	LA*	07/20/98	HSTD	62	9.72%	0.97%	43%	11.2	132%	4.1%	8.0%	4.0%	2.9%	96.1%	28.2x	20.8%	0.7%	21.7%	3.4%	10.00	47
PSB Bancorp	PA*	07/17/98	PSBI	134	11.58%	1.97%	9%	16.1	115%	3.0%	8.0%	4.0%	3.3%	106.3%	27.1x	21.1%	0.8%	19.8%	3.9%	10.00	33
Thistle Group Holdings	PA	07/14/98	THTL	281	10.41%	0.27%	133%	78.6	100%	1.7%	8.0%	4.0%	5.6%	92.7%	19.0x	25.8%	1.4%	27.8%	4.9%	10.00	67
SouthBanc Shares, Inc.	SC*	04/15/98	SBAN	292	10.48%	0.30%	362%	45.6	132%	2.7%	0.0%	4.0%	24.1%	117.6%	26.7x	25.7%	0.9%	21.9%	4.3%	20.00	19
First Source Bancorp, Inc.	NJ	04/09/98	FSLA	1,049	9.69%	0.54%	107%	165.5	132%	1.4%	8.0%	4.0%	0.5%	129.6%	24.5x	26.6%	1.1%	20.5%	5.3%	10.00	69
Peoples Bancorp, Inc.	NJ	04/09/98	TSBS	640	17.18%	0.92%	61%	238.1	132%	0.8%	4.0%	4.0%	0.3%	114.5%	26.6x	42.3%	1.6%	36.9%	4.3%	10.00	32
Pocahontas Bancorp	AR*	04/01/98	PFSL	389	6.36%	0.23%	190%	35.7	132%	2.1%	8.0%	4.0%	1.8%	120.3%	21.2x	15.9%	0.8%	13.2%	5.7%	10.00	48
Harbor Florida Bancshares	FL*	03/19/98	HARB	1,129	8.95%	0.43%	240%	165.9	132%	1.1%	8.0%	4.0%	20.3%	126.5%	17.8x	24.1%	1.4%	19.1%	7.3%	10.00	50
Heritage Financial Corp.	WA*	01/09/98	HFWA	249	11.39%	0.20%	537%	66.1	132%	2.1%	2.0%	1.0%	1.3%	107.1%	20.3x	31.3%	1.5%	29.2%	5.3%	10.00	48
Averages - 1998:				**$ 473**	**10.90%**	**0.65%**	**173%**	**$ 82.4**	**124%**	**2.2%**	**6.4%**	**3.7%**	**5.7%**	**106.4%**	**22.2x**	**24.1%**	**1.1%**	**22.7%**	**4.9%**	**$10.91**	**47**
Medians - 1998:				**$ 292**	**10.48%**	**0.43%**	**133%**	**$ 54.7**	**132%**	**2.1%**	**8.0%**	**4.0%**	**1.8%**	**107.1%**	**21.2x**	**24.1%**	**1.1%**	**21.7%**	**4.9%**	**$10.00**	**48**
Guaranty Fed. Bancshares	MO*	12/31/97	GFED	$ 212	13.82%	0.64%	244%	$ 43.6	132%	2.1%	8.0%	4.0%	5.1%	93.5%	20.2x	25.0%	1.2%	26.7%	4.6%	$10.00	32
Community Natl. Corp.(8)	TN	12/12/97	CNLK	27	14.83%	0.69%	103%	4.9	132%	7.2%	0.0%	4.0%	17.6%	85.9%	17.1x	22.9%	1.3%	26.7%	5.0%	10.00	62
Equality Bancorp, Inc.	MO*	12/02/97	EBI	239	5.82%	0.29%	41%	13.2	115%	3.9%	9.1%	5.0%	10.6%	100.5%	18.8x	10.0%	0.5%	9.9%	5.4%	10.00	50
Riverview Bancorp, Inc.	WA*	10/01/97	RVSB	230	11.24%	0.14%	245%	35.7	132%	2.8%	8.0%	4.0%	2.9%	109.0%	17.7x	23.6%	1.3%	21.6%	6.2%	10.00	48
Bayonne Bancshares	NJ	08/22/97	FSNJ	577	8.33%	0.81%	53%	48.7	132%	3.8%	8.0%	4.0%	10.0%	100.9%	N.M.	14.6%	N.M.	14.4%	N.M.	10.00	31
Montgomery Fin. Corp.	IN	07/01/97	MONT	94	9.83%	0.91%	20%	11.9	132%	4.5%	8.0%	4.0%	4.6%	89.1%	24.1x	16.0%	0.7%	17.9%	3.7%	10.00	23
Cumberland Mtn. Bncshrs.	KY*	04/01/97	P. Shee	92	5.14%	1.31%	19%	4.4	132%	8.0%	6.2%	4.0%	4.5%	81.2%	13.8x	7.1%	0.5%	8.8%	5.9%	10.00	24
Averages - 1997:				**$ 210**	**9.86%**	**0.68%**	**104%**	**$ 23.2**	**130%**	**4.6%**	**6.8%**	**4.1%**	**7.9%**	**94.3%**	**18.6x**	**17.0%**	**0.9%**	**18.0%**	**5.1%**	**$10.00**	**39**

Pro Forma Pricing Characteristics
Second Step Conversions By Year (1994-2003)

Institutional Information				Pre-Conversion Data				Offering Information			Insider Purchases(3)			Pro Forma Data							
				Financial Info.		Asset Quality								Pricing Ratios(4)			Financial Charac.				
											Benefit Plans										
		Conversion			Equity/	NPAs/	Res.	Gross	% of	Exp./		Recog	Mgmt.&		Core					IPO	Elapsed Time as
Institution	State	Date	Ticker	Assets	Assets	Assets	Cov.	Proc.	Mid.	Proc.	ESOP	Plans	Dirs.	P/TB	P/E(5)	P/A	ROA	TE/A	ROE	Price	an MHC
				($Mil)	(%)	(%)(2)	(%)	($Mil.)	(%)	(%)	(%)	(%)	(%)	(%)	(x)	(%)	(%)	(%)	(%)	($)	(Months)
Medians - 1997:				**$ 212**	**9.83%**	**0.69%**	**53%**	**$ 13.2**	**132%**	**3.9%**	**8.0%**	**4.0%**	**5.1%**	**93.5%**	**18.3x**	**16.0%**	**1.0%**	**17.9%**	**5.2%**	**$10.00**	**32**

Pro Forma Pricing Characteristics
Second Step Conversions By Year (1994-2003)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information			Insider Purchases(3): Benefit Plans			Pro Forma Data: Pricing Ratios(4)			Pro Forma Data: Financial Charac.				
Institution	State	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)(2)	Res. Cov. (%)	Gross Proc. ($Mil.)	% of Mid. (%)	Exp./ Proc. (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)	P/TB (%)	Core P/E(5) (x)	P/A (%)	ROA (%)	TE/A (%)	ROE (%)	IPO Price ($)	Elapsed Time as an MHC (Months)
Kenwood Bancorp	OH*	07/01/96	P. Shee	$ 48	6.88%	0.00%	NM	$ 1.6	102%	22.2%	8.0%	4.0%	6.4%	67.6%	N.M.	6.0%	0.1%	8.8%	1.7%	$10.00	92
Commonwealth Bancorp	PA*	06/17/96	CMSB	2,054	6.71%	0.51%	109%	98.7	110%	1.9%	8.0%	4.0%	0.1%	109.3%	12.5x	8.4%	0.7%	6.7%	10.4%	10.00	29
Westwood Financial Corp.	NJ	06/07/96	WWFC	85	7.05%	0.00%	NM	3.9	99%	9.9%	0.0%	0.0%	2.5%	80.0%	10.1x	7.3%	0.7%	9.2%	7.9%	10.00	30
Jacksonville Bancorp	TX	04/01/96	JXVL	198	10.47%	1.41%	36%	16.2	106%	4.4%	8.0%	4.0%	2.0%	77.7%	14.9x	12.6%	0.8%	16.2%	5.2%	10.00	25
North Central Bancshares	IA	03/21/96	FFFD	180	16.47%	0.17%	562%	26.0	106%	3.5%	3.2%	0.0%	0.5%	74.2%	12.5x	19.7%	1.6%	26.5%	6.1%	10.00	19
Fidelity Financial of Ohio	OH*	02/04/96	FFOH	227	13.23%	0.50%	69%	22.8	132%	3.2%	8.0%	4.0%	5.6%	82.6%	18.1x	16.6%	0.9%	20.0%	4.6%	10.00	93
First Colorado Bancorp	CO*	01/02/96	FFBA	1,400	12.71%	0.31%	20%	134.1	105%	1.9%	10.0%	2.0%	2.0%	87.0%	13.4x	13.2%	1.0%	15.2%	6.9%	10.00	43
Averages - 1996:				**$ 599**	**10.50%**	**0.41%**	**159%**	**$ 43.3**	**109%**	**6.7%**	**6.5%**	**2.6%**	**2.7%**	**82.6%**	**13.6x**	**12.0%**	**0.8%**	**14.7%**	**6.1%**	**$10.00**	**47**
Medians - 1996:				**$ 198**	**10.47%**	**0.31%**	**69%**	**$ 22.8**	**106%**	**3.5%**	**8.0%**	**4.0%**	**2.0%**	**80.0%**	**13.0x**	**12.6%**	**0.8%**	**15.2%**	**6.1%**	**$10.00**	**30**
Charter Financial	IL*	12/29/95	CBSB	$ 293	12.17%	0.27%	281%	$ 29.2	116%	3.4%	3.3%	0.0%	0.1%	81.4%	12.3x	15.5%	1.3%	19.1%	6.6%	$10.00	26
American National Bancorp	MD*	11/03/95	ANBK	426	6.80%	2.23%	67%	21.8	132%	3.3%	8.0%	4.0%	0.6%	83.9%	17.7x	9.0%	0.5%	10.7%	4.7%	10.00	24
First Defiance Fin. Corp.	OH*	10/02/95	FDEF	476	15.27%	0.24%	135%	64.8	132%	2.3%	8.0%	4.0%	0.9%	85.6%	18.2x	20.6%	1.1%	24.1%	4.7%	10.00	27
Community Bank Shares	IN*	04/10/95	CBIN	205	7.00%	0.33%	80%	10.1	132%	4.4%	8.0%	0.0%	17.9%	85.5%	9.0x	9.3%	0.9%	10.9%	8.3%	10.00	43
Fed One Bancorp	WV*	01/19/95	FOBC	305	9.25%	0.32%	142%	16.1	85%	7.7%	7.0%	4.0%	0.9%	67.9%	9.0x	8.8%	1.0%	13.0%	7.6%	10.00	27
Averages - 1995:				**$ 341**	**10.10%**	**0.68%**	**141%**	**$ 28.4**	**120%**	**4.2%**	**6.9%**	**2.4%**	**4.1%**	**80.9%**	**13.2x**	**12.6%**	**1.0%**	**15.6%**	**6.4%**	**$10.00**	**29**
Medians - 1995:				**$ 305**	**9.25%**	**0.32%**	**135%**	**$ 21.8**	**132%**	**3.4%**	**8.0%**	**4.0%**	**0.9%**	**83.9%**	**12.3x**	**9.3%**	**1.0%**	**13.0%**	**6.6%**	**$10.00**	**27**
Home Financial Corp.	FL*	10/25/94	HOFL	$1,005	13.43%	0.91%	44%	$175.6	112%	3.1%	8.0%	4.0%	0.6%	86.4%	12.4x	21.3%	2.0%	24.6%	8.2%	$10.00	24
Jefferson Bancorp	LA*	08/18/94	JEBC	257	6.26%	0.91%	25%	16.1	107%	3.9%	7.0%	3.0%	1.5%	71.7%	10.2x	7.9%	0.8%	11.1%	7.0%	10.00	19
Averages - 1994:				**$ 631**	**9.85%**	**0.91%**	**35%**	**$ 95.9**	**110%**	**3.5%**	**7.5%**	**3.5%**	**1.1%**	**79.1%**	**11.3x**	**14.6%**	**1.4%**	**17.9%**	**7.6%**	**$10.00**	**22**
Medians - 1994:				**$ 631**	**9.85%**	**0.91%**	**35%**	**$ 95.9**	**110%**	**3.5%**	**7.5%**	**3.5%**	**1.1%**	**79.1%**	**11.3x**	**14.6%**	**1.4%**	**17.9%**	**7.6%**	**$10.00**	**22**

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available.

(1) Non-OTS regulated thrift.
(2) As reported in summary pages of prospectus.
(3) Reflects purchases in second step offering as reported in prospectus.
(4) Does not take into account the adoption of SOP 93-6.
(5) Excludes impact of special SAIF assessment on earnings.
(6) Latest price if offering less than one week old.
(7) Latest price if offering more than one week but less than one month old.
(8) Simultaneously converted to commercial bank charter.

March 14, 2003

EXHIBIT IV-5

Market Area Acquisition Activity

Table IV-5
Tennessee Thrift M&A 2000-Present

							Seller Financial Data at Announcement						Deal Characteristics								
Date Announce	Date Close	Buyer	ST	Seller	ST	Bank/ Thrift	Assets ($000)	Equity/ Assets (%)	TTM ROAA (%)	TTM ROAE (%)	NPAs/ Assets (%)	Reserve Coverage (%)	Deal Value ($M)	Per Share ($)	Form	Price/ Book (%)	Price/ Tg Book (%)	Price/ TTM EPS (x)	Price/ Assets (%)	Tg Bk Prem/ Core Deps (%)
07/18/2000	11/20/2000	Citco Community Bkshrs, Inc.	TN	Twin City Bancorp, Inc.	TN	Thrift	121,169	11.36	0.86	7.61	0.00	0.00	20.2	17.15	Cash	139.77	139.77	16.65	16.67	8.17

Table IV-5
Tennessee Bank M&A 2000-Present

							Seller Financial Data at Announcement							Deal Characteristics						
Date Announce	Date Close	Buyer	ST	Seller	ST	Bank/ Thrift	Assets ($000)	Equity/ Assets (%)	TTM ROAA (%)	TTM ROAE (%)	NPAs/ Assets (%)	Reserve Coverage (%)	Deal Value ($M)	Per Share ($)	Form	Price/ Book (%)	Price/ Tg Book (%)	Price/ TTM EPS (x)	Price/ Assets (%)	Tg Bk Prem/ Core Deps (%)
12/17/2002	Pending	CBS Banc-Corporation	AL	Community Financial Services, Inc.	TN	Bank	57,883	6.91	-0.84	-13.00	6.85	66.63	2.0	NA	Cash	70.82	70.82	NM	3.48	-1.82
07/24/2002	Pending	Fifth Third Bancorp	OH	Franklin Financial Corporation	TN	Bank	768,392	4.76	1.39	29.01	0.76	501.97	218.7	23.701	Common	511.90	511.90	24.43	28.46	41.67
12/11/2002	Pending	First South Bancorp, Inc.	TN	Murfreesboro Bancorp, Inc.	TN	Bank	149,602	8.68	0.74	8.59	0.03	NM	25.6	21.250	Cash	197.74	197.74	42.88	17.11	13.16
01/08/2003	Pending	United Community Banks Inc.	GA	First Central Bancshares,Incorporated	TN	Bank	149,926	8.51	0.74	8.87	0.41	246.11	29.4	53.883	Mixed	239.08	239.08	22.70	19.61	14.51
04/30/2002	07/31/2002	Synovus Financial Corp.	GA	Community Financial Group, Inc.	TN	Bank	490,547	7.82	0.80	9.88	0.60	252.31	84.6	25.679	Common	206.09	207.26	23.78	17.25	16.96
03/13/2002	07/19/2002	First Security Group Inc.	TN	First State Bank	TN	Bank	43,114	13.36	0.79	5.81	0.09	NA	8.1	191.600	Cash	140.58	140.58	24.70	18.79	7.23
03/04/2002	05/31/2002	First Citizens Bancshares Inc.	TN	Metropolitan Bancshares, Inc.	TN	Bank	114,890	8.53	1.35	16.37	1.51	NA	19.3	NA	Cash	200.77	200.77	19.55	16.80	12.45
09/07/2001	12/14/2001	Trustmark Corp.	MS	Nashoba Bancshares, Inc.	TN	Bank	180,148	6.82	0.46	6.62	1.26	108.25	27.6	36.271	Cash	224.57	224.57	19.63	15.32	13.76
06/12/2001	10/17/2001	First Pulaski National Corp.	TN	Belfast Holding Company	TN	Bank	21,369	10.60	0.85	8.48	0.56	191.49	4.5	149.000	Common	196.40	196.40	22.24	20.92	11.87
04/06/2001	08/13/2001	National Commerce Bancorp.	TN	First Vantage Bank-Tennessee	TN	Bank	168,242	9.47	1.08	11.81	0.44	NA	32.0	47.184	Cash	200.78	200.78	16.52	19.02	12.71
12/15/2000	04/27/2001	First Farmers Merchants Corp.	TN	Peoples & Union Bank	TN	Bank	157,555	6.59	1.62	24.35	0.00	NA	25.0	519.931	Cash	240.78	240.78	10.87	15.87	14.27
12/13/2000	04/06/2001	Trustmark Corp.	MS	Barret Bancorp, Inc.	TN	Bank	510,221	16.45	1.49	9.30	0.33	195.04	102.4	9,733.000	Mixed	121.97	140.11	13.18	20.07	9.63
08/23/2000	12/27/2000	BB&T Corp.	NC	BankFirst Corporation	TN	Bank	848,807	10.36	1.06	10.25	0.61	190.28	147.9	12.211	Common	155.75	159.00	16.07	17.42	11.27
03/27/2000	08/14/2000	Private Investor - M. Lowery	TN	Commerce Bancshares Inc.	TN	Bank	78,667	6.83	1.07	15.13	0.08	NA	7.8	NA	Cash	166.26	166.26	11.17	11.36	6.87
01/28/2000	06/21/2000	Investor Group	TN	Planters Bank of Maury City	TN	Bank	17,355	14.59	1.14	7.35	1.93	106.87	NA	NA	Cash	NA	NA	NA	NA	NA
						Average:	250,448	9.35	0.92	10.59	1.03	206.55	52.5			205.25	206.86	20.59	17.25	13.18
						Median:	149,926	8.53	1.06	9.30	0.56	193.27	26.6			199.26	199.26	20.94	17.34	12.58

EXHIBIT IV-6

Jefferson Bancshares, Inc.
Director and Senior Management Summary Resumes

Exhibit IV-6
Director and Senior Management Summary Resumes

Dr. Jack E. Campbell is the President of Walters State Community College, Whitesburg, Tennessee. Age 65. Director since 1979.

Anderson L. Smith has served as the President and Chief Executive Officer of Jefferson Federal since January 2002. Prior to joining Jefferson Federal, Mr. Smith was President, Consumer Financial Services - East Tennessee Metro, First Tennessee Bank National Association. Age 55. Director since 2002.

William F. Young is the President and Chief Executive Officer of Young's Furniture Manufacturing Co., Inc., of Whitesburg, Tennessee. Age 64. Director since 2000.

The following directors have terms ending in 2004:

Dr. Terry M. Brimer is the President and majority owner of Midtown Drug Company, Morristown, Tennessee. Age 56. Director since 1977.

H. Scott Reams is a Partner in the law firm of Taylor, Reams, Tilson and Harrison of Morristown, Tennessee. Age 55. Director since 1982.

The following directors have terms ending in 2005:

William T. Hale is the Executive Vice President and General Manager of PFG-Hale, Inc., a wholesale food distributor. Age 52. Director since 2000.

John F. McCrary, Jr. is Chairman of the Board of Directors of the Association. Mr. McCrary is a real estate broker and part owner of Masengill-McCrary Realtors Company and Masengill-McCrary-Gregg Company, an insurance agency, both located in Morristown, Tennessee. Age 78. Director since 1963.

Douglas H. Rouse has been Senior Vice President since January 2002. From March 1994 until January 2002, Mr. Rouse served as Vice President. Age 50.

Jane P. Hutton has been Vice President and Comptroller since July 2002. From June 1999 until July 2002, Ms. Hutton served as Assistant Financial Analyst. Prior to joining Jefferson Federal, Ms. Hutton worked as a licensed insurance agent and was the business manager for a family owned dairy farm in Greeneville, Tennessee. Age 45.

Eric S. McDaniel has been Vice President and Senior Operations Officer since July 2002. From March 1996 until July 2002, Mr. McDaniel served as Director of Compliance and Internal Auditor. Age 33.

EXHIBIT IV-7

Jefferson Bancshares, Inc.
Pro Forma Regulatory Capital Ratios

	Jefferson Federal Historical, As Of 31-Dec-02		Pro Forma at December 31, 2002							
			Minimum		Midpoint		Maximum		Maximum As Adjusted	
	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
					(Dollars in Thousands)					
GAAP capital	$ 34,940	13.42%	$ 49,236	17.64%	$ 51,960	18.39%	$ 54,684	19.12%	$ 57,817	19.94%
Tangible capital	$33,650	13.01%	$47,946	17.28%	$50,670	18.04%	$53,394	18.78%	$56,527	19.61%
Tangible Capital Requirement	3,880	1.50%	4,161	1.50%	4,213	1.50%	4,264	1.50%	4,324	1.50%
Excess (shortfall)	$29,770	11.51%	$43,785	15.78%	$46,456	16.54%	$49,130	17.28%	$52,202	18.11%
Core Capital	$33,650	13.01%	$47,946	17.28%	$50,670	18.04%	$53,394	18.78%	$56,527	19.61%
Core Capital Requirement	10,347	4.00%	11,096	4.00%	11,234	4.00%	11,372	4.00%	11,530	4.00%
Excess (shortfall)	$23,303	9.01%	$36,850	13.28%	$39,436	14.04%	$42,022	14.78%	$44,996	15.61%
Total risk-based capital	$35,649	22.38%	$49,945	30.64%	$52,669	32.17%	$55,393	33.69%	$58,526	35.43%
Total risk-based capital requirement	12,743	8.00%	13,042	8.00%	13,097	8.00%	13,152	8.00%	13,216	8.00%
Excess (shortfall)	$22,906	14.38%	$36,903	22.64%	$39,572	24.17%	$42,241	25.69%	$45,310	27.43%

EXHIBIT IV-8

Jefferson Bancshares, Inc.
Pro Forma Analysis Sheet

PRO FORMA ANALYSIS SHEET
Jefferson Federal Bank

Valuation Midpoint Pricing Multiples		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Tennessee Cos. Mean	Tennessee Cos. Median	All Public Mean	All Public Median
Price-earnings multiple	=	P/E	15.74x	17.83x	17.72x	9.84x	9.84x	14.59x	13.41x
Price-core earnings multiple	=	P/CE	16.19x	20.32x	21.15x	9.99x	9.99x	15.91x	15.00x
Price-book ratio	=	P/B	83.01%	95.16%	97.61%	108.47%	108.47%	132.07%	121.54%
Price-tangible book ratio	=	P/TB	83.01%	98.75%	102.29%	114.80%	114.80%	141.80%	128.99%
Price-assets ratio	=	P/A	21.21%	14.97%	14.61%	15.48%	15.48%	13.71%	12.30%

Valuation Parameters

Pre-Conversion Earnings (Y)	$3,263,000	ESOP Stock Purchases (E)	8.00% (4)
Pre-Conversion Core Earnings	$3,148,000	Cost of ESOP Borrowings (S)	0.00%
Pre-Conversion Book Value (B)	$35,050,000	ESOP Amortization (T)	15.00 years
Pre-Conv. Tang. Book Value (B)	$35,050,000	Stock Programs Amount (M)	4.00%
Pre-Conversion Assets (A)	$260,553,000	Stock Programs Vesting (N)	5.00 years (4)
Reinvestment Rate (2)(R)	3.19%	Percentage Sold (PCT)	82.64%
Est. Conversion Expenses (3)(X)	3.20%	Percentage Sold (PCTA)	77.52%
Tax rate (TAX)	37.30%	Foundation (F)	6.23%
Price/Share	$10.00	Tax Benefit (Z)	$1,492,000
		Fixed Expenses	$1,600,000
		Variable Expenses	0.00%
		Insider Purchases	$0

Calculation of Pro Forma Value After Conversion

1. $V = \dfrac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $64,250,000

2. $V = \dfrac{P/B * (B + Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $64,250,000

3. $V = \dfrac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $63,896,486

Conclusion and Range of Value	Gross Proceeds	Exchange Ratio	Value Before Foundation Shares	Value of Shares Issued to Foundation	Total Market Capitalization	Full Conversion Shares	2nd Step Shares
Minimum	$42,500,000	2.74194	$51,425,000	$3,750,000	$55,175,000	5,517,500	4,250,000
Midpoint	$50,000,000	3.22581	$60,500,000	$3,750,000	$64,250,000	6,425,000	5,000,000
Maximum	$57,500,000	3.70968	$69,575,000	$3,750,000	$73,325,000	7,332,500	5,750,000
Supermaximum	$66,125,000	4.26613	$80,011,250	$3,750,000	$83,761,250	8,376,125	6,612,500

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 5.09 percent, and a tax rate of 37.30 percent.
(3) Estimated offering expenses at midpoint of the offering.
(4) ESOP amortizes over 15 years, stock programs amortize over 5 years, amortization expenses tax effected at 37.3 percent.

EXHIBIT IV-9

Jefferson Bancshares, Inc.
Pro Forma Effect of Conversion Proceeds

PRO FORMA EFFECT OF CONVERSION PROCEEDS
Jefferson Federal Bank
At the Minimum of the Range

1. Conversion Proceeds	
Full Conversion Value (Before Foundation)	$51,425,000
Exchange Ratio	2.74194
Full Conversion Value (After Foundation)	$55,175,000
Offering Proceeds	$42,500,000
Less: Estimated Offering Expenses	1,600,000
Net Conversion Proceeds	$40,900,000
2. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$40,900,000
Less: Cash Contribution to Foundation	250,000
Less: Non-Cash Stock Purchases (1)	6,264,000
Net Proceeds Reinvested	$34,386,000
Estimated net incremental rate of return	3.19%
Earnings Increase	$1,097,405
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings	184,505
Less: Stock Programs Vesting (2)	231,990
Net Earnings Increase	$680,910

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2002 (reported)	$3,263,000	$680,910	$3,943,910
12 Months ended December 31, 2002 (core)	$3,148,000	$680,910	$3,828,910

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
December 31, 2002	$35,050,000	$34,386,000	$1,492,000	$70,928,000
December 31, 2002 (Tangible)	$35,050,000	$34,386,000	$1,492,000	$70,928,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
December 31, 2002	$260,553,000	$34,386,000	$1,492,000	$296,431,000

(1) Includes ESOP stock purchases equal to 8.0 percent of the pro forma market capitalization
program purchases equal to 4.0 percent of the second step offering including the Foundation shares.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings amortized over 15 years, amortization expense tax-effected at a 37.3% rate.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 37.3% rate.

PRO FORMA EFFECT OF CONVERSION PROCEEDS
Jefferson Federal Bank
At the Midpoint of the Range

1.	Conversion Proceeds	
	Full Conversion Value (Before Foundation)	$60,500,000
	Exchange Ratio	3.22581
	Full Conversion Value (After Foundation)	$64,250,000
	Offering Proceeds	$50,000,000
	Less: Estimated Offering Expenses	1,600,000
	Net Conversion Proceeds	$48,400,000
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$48,400,000
	Less: Cash Contribution to Foundation	250,000
	Less: Non-Cash Stock Purchases (1)	7,290,000
	Net Proceeds Reinvested	$40,860,000
	Estimated net incremental rate of return	3.19%
	Earnings Increase	$1,304,018
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings	214,852
	Less: Stock Programs Vesting (2)	269,610
	Net Earnings Increase	$819,556

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended December 31, 2002 (reported)	$3,263,000	$819,556	$4,082,556
	12 Months ended December 31, 2002 (core)	$3,148,000	$819,556	$3,967,556

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
	December 31, 2002	$35,050,000	$40,860,000	$1,492,000	$77,402,000
	December 31, 2002 (Tangible)	$35,050,000	$40,860,000	$1,492,000	$77,402,000

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
	December 31, 2002	$260,553,000	$40,860,000	$1,492,000	$302,905,000

(1) Includes ESOP stock purchases equal to 8.0 percent of the pro forma market capitalization
program purchases equal to 4.0 percent of the second step offering including the Foundation shares.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings amortized over 15 years, amortization expense tax-effected at a 37.3% rate.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 37.3% rate.

PRO FORMA EFFECT OF CONVERSION PROCEEDS
Jefferson Federal Bank
At the Maximum of the Range

1.	Conversion Proceeds	
	Full Conversion Value (Before Foundation)	$69,575,000
	Exchange Ratio	3.70968
	Full Conversion Value (After Foundation)	$73,325,000
	Offering Proceeds	$57,500,000
	Less: Estimated Offering Expenses	1,600,000
	Net Conversion Proceeds	$55,900,000
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$55,900,000
	Less: Cash Contribution to Foundation	250,000
	Less: Non-Cash Stock Purchases (1)	8,316,000
	Net Proceeds Reinvested	$47,334,000
	Estimated net incremental rate of return	3.19%
	Earnings Increase	$1,510,631
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings	245,199
	Less: Stock Programs Vesting (2)	307,230
	Net Earnings Increase	$958,203

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended December 31, 2002 (reported)	$3,263,000	$958,203	$4,221,203
	12 Months ended December 31, 2002 (core)	$3,148,000	$958,203	$4,106,203

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
	December 31, 2002	$35,050,000	$47,334,000	$1,492,000	$83,876,000
	December 31, 2002 (Tangible)	$35,050,000	$47,334,000	$1,492,000	$83,876,000

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
	December 31, 2002	$260,553,000	$47,334,000	$1,492,000	$309,379,000

(1) Includes ESOP stock purchases equal to 8.0 percent of the pro forma market capitalization
program purchases equal to 4.0 percent of the second step offering including the Foundation shares.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings amortized over 15 years, amortization expense tax-effected at a 37.3% rate.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 37.3% rate.

PRO FORMA EFFECT OF CONVERSION PROCEEDS
Jefferson Federal Bank
At the Supermaximum Value

1. Conversion Proceeds	
Full Conversion Value (Before Foundation)	$80,011,250
Exchange Ratio	4.26613
Full Conversion Value (After Foundation)	$83,761,250
Offering Proceeds	$66,125,000
Less: Estimated Offering Expenses	1,600,000
Net Conversion Proceeds	$64,525,000
2. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$64,525,000
Less: Cash Contribution to Foundation	250,000
Less: Non-Cash Stock Purchases (1)	9,495,900
Net Proceeds Reinvested	$54,779,100
Estimated net incremental rate of return	3.19%
Earnings Increase	$1,748,237
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings	280,098
Less: Stock Programs Vesting (2)	350,493
Net Earnings Increase	$1,117,646

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2002 (reported)	$3,263,000	$1,117,646	$4,380,646
12 Months ended December 31, 2002 (core)	$3,148,000	$1,117,646	$4,265,646

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
December 31, 2002	$35,050,000	$54,779,100	$1,492,000	$91,321,100
December 31, 2002 (Tangible)	$35,050,000	$54,779,100	$1,492,000	$91,321,100

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
December 31, 2002	$260,553,000	$54,779,100	$1,492,000	$316,824,100

(1) Includes ESOP stock purchases equal to 8.0 percent of the pro forma market capitalization
program purchases equal to 4.0 percent of the second step offering including the Foundation shares.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings amortized over 15 years, amortization expense tax-effected at a 37.3% rate.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 37.3% rate.

EXHIBIT IV-10

Jefferson Bancshares, Inc.
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2002

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
CSBC	Citizens South Banking of NC	4,507	-275	94	0	4,326	9,063	0.48
DFBS	Dutchfork Bancshares Inc of SC	2,355	-1,630	554	0	1,279	1,229	1.04
FFDF	FFD Financial Corp of Dover OH	872	-500	170	0	542	1,227	0.44
FBTC	First BancTrust Corp of IL	1,313	-706	240	0	847	1,366	0.62
FBEI	First Bancorp of Indiana of IN	1,318	-759	258	0	817	1,684	0.49
GSLA	GS Financial Corp. of LA	1,178	-20	7	0	1,165	1,521	0.77
PEDE	Great Pee Dee Bancorp of SC	1,512	175	-60	0	1,628	1,748	0.93
SRN	Southern Banc Company of AL	810	-212	72	0	670	961	0.70
UCBC	Union Community Bancorp of IN(1)	2,705	402	-137	0	2,970	2,278	1.30
UTBI	United Tenn. Bancshares of TN	1,761	-46	16	0	1,731	1,311	1.32

(1) Financial information is for the quarter ending September 30, 2002.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1

RP Financial, LC.
Firm Qualifications Statement

RP FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP Financial's consulting services are aided by its in-house data bases resources and proprietary valuation and financial simulation models.

RP Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (22)
- William E. Pommerening, Managing Director (18)
- Gregory E. Dunn, Senior Vice President (20)
- James P. Hennessey, Senior Vice President (17)
- James J. Oren, Senior Vice President (15)

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Website: www.rpfinancial.com